INTERIM REPORT
For the six months ended
June 30, 2020

Consolidated Financial Statements

Consolidated Balance Sheets
as at June 30, 2020 and December 31, 2019
(unaudited - US$ millions)

	Notes	June 30, 2020	December 31, 2019
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $58.0; December 31, 2019 – $5.5)	3, 5, 19	1,888.8	975.5
Insurance contract receivables		6,152.7	5,435.0

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $608.4; December 31, 2019 – $664.8)	5, 19	9,660.8	10,021.3
Bonds (cost $16,494.3; December 31, 2019 – $15,353.9)	5	17,028.1	15,618.1
Preferred stocks (cost $250.8; December 31, 2019 – $241.3)	5	550.0	578.2
Common stocks (cost $4,527.9; December 31, 2019 – $4,158.2)	3, 5	3,769.2	4,246.6
Investments in associates (fair value $3,669.0; December 31, 2019 – $4,521.7)	3, 5, 6	4,684.7	4,360.2
Derivatives and other invested assets (cost $1,030.8; December 31, 2019 – $1,168.7)	5, 7	745.8	759.1
Assets pledged for short sale and derivative obligations (cost $212.4; December 31, 2019 – $146.7)	5, 7	213.6	146.9
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates (fair value $3,021.5; December 31, 2019 – $3,559.6)	5, 6, 19	2,206.1	2,504.6
		38,858.3	38,235.0

Assets held for sale	15	—	2,785.6
Deferred premium acquisition costs		1,454.4	1,344.3
Recoverable from reinsurers (including recoverables on paid losses – $672.0; December 31, 2019 – $637.3)	8, 9	9,938.9	9,155.8
Deferred income taxes		568.5	375.9
Goodwill and intangible assets		5,990.7	6,194.1
Other assets		5,730.6	6,007.3
Total assets		70,582.9	70,508.5

Liabilities
Accounts payable and accrued liabilities		4,819.1	4,814.1
Short sale and derivative obligations (including at the holding company – $15.4; December 31, 2019 – $0.3)	5, 7	256.4	205.9
Liabilities associated with assets held for sale	15	—	2,035.1
Insurance contract payables		3,046.2	2,591.0
Insurance contract liabilities	8	37,043.5	35,722.6
Borrowings – holding company and insurance and reinsurance companies	10	6,659.2	5,156.9
Borrowings – non-insurance companies	10	2,318.5	2,075.7
Total liabilities		54,142.9	52,601.3

Equity	11
Common shareholders’ equity		11,458.7	13,042.6
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		12,794.2	14,378.1
Non-controlling interests		3,645.8	3,529.1
Total equity		16,440.0	17,907.2
		70,582.9	70,508.5

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2020 and 2019
(unaudited - US$ millions except per share amounts)

		Second quarter		First six months
	Notes	2020	2019	2020	2019
Income
Gross premiums written	17	4,702.7	4,335.4	9,478.4	9,062.0
Net premiums written	17	3,555.5	3,354.3	7,401.9	7,295.8

Gross premiums earned		4,259.0	3,954.9	8,475.3	8,182.2
Premiums ceded to reinsurers		(925.5)	(795.7)	(1,754.0)	(1,500.4)
Net premiums earned	17	3,333.5	3,159.2	6,721.3	6,681.8
Interest and dividends		205.0	221.6	422.9	457.5
Share of profit (loss) of associates	6	(23.1)	143.2	(228.3)	265.5
Net gains (losses) on investments	5	644.1	448.6	(895.4)	1,172.5
Gain on deconsolidation of insurance subsidiary	15	—	—	117.1	—
Other revenue	17	905.6	1,468.7	2,086.6	2,496.6
		5,065.1	5,441.3	8,224.2	11,073.9
Expenses
Losses on claims, gross	8	2,968.7	2,613.9	5,752.5	5,683.2
Losses on claims, ceded to reinsurers		(693.7)	(600.8)	(1,299.5)	(1,270.5)
Losses on claims, net	18	2,275.0	2,013.1	4,453.0	4,412.7
Operating expenses	18	621.0	610.5	1,276.5	1,212.3
Commissions, net	9	559.7	535.2	1,117.7	1,064.0
Interest expense	10	122.2	121.9	237.9	233.5
Other expenses	17, 18	938.4	1,434.6	2,211.7	2,427.7
		4,516.3	4,715.3	9,296.8	9,350.2
Earnings (loss) before income taxes		548.8	726.0	(1,072.6)	1,723.7
Provision for (recovery of) income taxes	13	122.5	146.5	(109.8)	329.6
Net earnings (loss)		426.3	579.5	(962.8)	1,394.1

Attributable to:
Shareholders of Fairfax		434.9	494.3	(824.4)	1,263.5
Non-controlling interests		(8.6)	85.2	(138.4)	130.6
		426.3	579.5	(962.8)	1,394.1

Net earnings (loss) per share	12	$16.00	$17.94	$(31.76)	$46.01
Net earnings (loss) per diluted share	12	$15.26	$17.18	$(31.76)	$44.17
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	26,487	26,899	26,645	26,964

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2020 and 2019
(unaudited – US$ millions)

		Second quarter		First six months
	Notes	2020	2019	2020	2019

Net earnings (loss)		426.3	579.5	(962.8)	1,394.1

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign operations		124.8	55.8	(459.4)	150.4
Gains (losses) on hedge of net investment in Canadian subsidiaries		(88.1)	(45.1)	103.3	(89.1)
Losses on hedge of net investment in European operations	7	(19.1)	(55.0)	(1.6)	(39.8)
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans		(19.0)	18.7	(88.9)	(11.0)
Net unrealized foreign currency translation losses reclassified to net earnings (loss)	15	—	—	161.9	—
		(1.4)	(25.6)	(284.7)	10.5
Items that will not be reclassified to net earnings (loss)
Net losses on defined benefit plans		(27.1)	—	(27.1)	—
Share of net gains on defined benefit plans of associates		1.9	3.2	11.2	18.5
		(25.2)	3.2	(15.9)	18.5

Other comprehensive income (loss), net of income taxes		(26.6)	(22.4)	(300.6)	29.0

Comprehensive income (loss)		399.7	557.1	(1,263.4)	1,423.1

Attributable to:
Shareholders of Fairfax		399.7	455.9	(995.6)	1,269.1
Non-controlling interests		—	101.2	(267.8)	154.0
		399.7	557.1	(1,263.4)	1,423.1

	Second quarter		First six months
	2020	2019	2020	2019
Income tax (expense) recovery included in other comprehensive income (loss)

Income tax on items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign operations	3.2	2.6	6.7	(1.3)
Net unrealized foreign currency translation losses reclassified to net earnings (loss)	—	—	0.4	—
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	(2.6)	(2.6)	4.3	0.7
	0.6	—	11.4	(0.6)
Income tax on items that will not be reclassified to net earnings (loss)
Net losses on defined benefit plans	10.0	—	10.0	—
Share of net gains on defined benefit plans of associates	(1.0)	(0.6)	(1.6)	(3.2)
	9.0	(0.6)	8.4	(3.2)

Total income tax (expense) recovery	9.6	(0.6)	19.8	(3.8)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2020 and 2019
(unaudited - US$ millions)

	Common shares(1)	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2020	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2
Net loss for the period	—	—	—	(824.4)	—	(824.4)	—	(824.4)	(138.4)	(962.8)
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	(345.7)	(345.7)	—	(345.7)	(113.7)	(459.4)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	103.3	103.3	—	103.3	—	103.3
Losses on hedge of net investment in European operations	—	—	—	—	(1.6)	(1.6)	—	(1.6)	—	(1.6)
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	(74.2)	(74.2)	—	(74.2)	(14.7)	(88.9)
Net unrealized foreign currency translation losses reclassified to net loss (note 15)	—	—	—	—	161.9	161.9	—	161.9	—	161.9
Net losses on defined benefit plans	—	—	—	—	(27.1)	(27.1)	—	(27.1)	—	(27.1)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	12.2	12.2	—	12.2	(1.0)	11.2
Issuances for share-based payments	—	52.6	(56.3)	—	—	(3.7)	—	(3.7)	—	(3.7)
Purchases and amortization for share-based payments	—	(120.2)	44.0	—	—	(76.2)	—	(76.2)	2.9	(73.3)
Purchases for cancellation	(55.9)	—	—	(11.1)	—	(67.0)	—	(67.0)	—	(67.0)
Common share dividends	—	—	—	(275.7)	—	(275.7)	—	(275.7)	(153.1)	(428.8)
Preferred share dividends	—	—	—	(21.9)	—	(21.9)	—	(21.9)	—	(21.9)
Acquisition of subsidiary (note 15)	—	—	—	—	—	—	—	—	102.9	102.9
Deconsolidation of subsidiary (note 15)	—	9.5	(6.4)	(57.8)	28.0	(26.7)	—	(26.7)	340.4	313.7
Other net changes in capitalization (note 11)	—	—	4.0	(121.1)	—	(117.1)	—	(117.1)	91.4	(25.7)
Balance as of June 30, 2020	6,741.3	(719.2)	224.3	6,067.2	(854.9)	11,458.7	1,335.5	12,794.2	3,645.8	16,440.0

Balance as of January 1, 2019	6,859.0	(587.5)	208.9	5,864.2	(565.3)	11,779.3	1,335.5	13,114.8	4,250.4	17,365.2
Net earnings for the period	—	—	—	1,263.5	—	1,263.5	—	1,263.5	130.6	1,394.1
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	—	—	—	—	120.4	120.4	—	120.4	30.0	150.4
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(89.1)	(89.1)	—	(89.1)	—	(89.1)
Losses on hedge of net investment in European operations	—	—	—	—	(39.8)	(39.8)	—	(39.8)	—	(39.8)
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	(5.8)	(5.8)	—	(5.8)	(5.2)	(11.0)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	19.9	19.9	—	19.9	(1.4)	18.5
Issuances for share-based payments	—	25.0	(28.6)	—	—	(3.6)	—	(3.6)	—	(3.6)
Purchases and amortization for share-based payments	—	(74.5)	36.3	—	—	(38.2)	—	(38.2)	2.6	(35.6)
Purchases for cancellation	(61.8)	—	—	(56.2)	—	(118.0)	—	(118.0)	—	(118.0)
Common share dividends	—	—	—	(278.0)	—	(278.0)	—	(278.0)	(159.5)	(437.5)
Preferred share dividends	—	—	—	(22.8)	—	(22.8)	—	(22.8)	—	(22.8)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	121.8	121.8
Deconsolidation of subsidiary	—	—	—	—	—	—	—	—	(466.2)	(466.2)
Other net changes in capitalization	—	—	(3.1)	(88.4)	—	(91.5)	—	(91.5)	108.3	16.8
Balance as of June 30, 2019	6,797.2	(637.0)	213.5	6,682.3	(559.7)	12,496.3	1,335.5	13,831.8	4,011.4	17,843.2
(1) Includes multiple voting shares with a carrying value of $3.8 at January 1, 2019, June 30, 2019, January 1, 2020 and June 30, 2020.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2020 and 2019
(unaudited - US$ millions)

		Second quarter		First six months
	Notes	2020	2019	2020	2019
Operating activities
Net earnings (loss)		426.3	579.5	(962.8)	1,394.1
Depreciation, amortization and impairment charges	18	184.2	144.5	389.2	273.7
Net bond discount amortization		—	(26.2)	(21.6)	(53.9)
Amortization of share-based payment awards		22.3	20.4	44.0	36.3
Share of (profit) loss of associates	6	23.1	(143.2)	228.3	(265.5)
Deferred income taxes	13	66.2	103.9	(159.7)	231.3
Net (gains) losses on investments	5	(642.9)	(441.3)	897.8	(1,164.6)
Gain on deconsolidation of insurance subsidiary	15	—	—	(117.1)	—
Net increase in fair value of investment property	5	(1.2)	(7.3)	(2.4)	(7.9)
Net purchases of securities classified at FVTPL	19	(1,050.5)	(996.9)	(851.8)	(942.2)
Changes in operating assets and liabilities		471.4	324.9	578.2	507.1
Cash provided by (used in) operating activities		(501.1)	(441.7)	22.1	8.4

Investing activities
Sales of investments in associates	6	15.1	189.7	32.0	235.5
Purchases of investments in associates	6	(5.3)	(5.2)	(13.4)	(417.6)
Net purchases of premises and equipment and intangible assets		(50.5)	(60.6)	(139.4)	(122.2)
Net purchases of investment property	5	(3.8)	(2.4)	(2.1)	(171.0)
Purchases of subsidiaries, net of cash acquired	15	—	(157.9)	—	(195.5)
Deconsolidation of subsidiary, net of cash divested	15	—	(41.6)	221.7	(41.6)
Cash provided by (used in) investing activities		(44.5)	(78.0)	98.8	(712.4)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		645.0	372.0	645.0	457.0
Repayments		(0.1)	—	(0.2)	—
Net borrowings (repayments) on revolving credit facilities		(882.6)	47.0	970.0	619.1
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		(5.0)	184.1	56.8	267.1
Repayments		(5.5)	(254.2)	(40.8)	(268.3)
Net borrowings (repayments) on revolving credit facilities and short term loans		(119.2)	19.9	206.7	(8.2)
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(16.3)	(10.1)	(31.1)	(23.5)
Principal payments on lease liabilities - non-insurance companies		(35.9)	(41.3)	(81.3)	(80.0)
Subordinate voting shares:	11
Purchases for treasury		(66.2)	(20.2)	(120.2)	(74.5)
Purchases for cancellation		(48.8)	—	(67.0)	(118.0)
Common share dividends		—	—	(275.7)	(278.0)
Preferred share dividends		(11.2)	(11.6)	(21.9)	(22.8)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs		—	0.9	—	41.8
Purchases of non-controlling interests		(8.9)	(13.4)	(21.6)	(36.7)
Sales to non-controlling interests		—	—	—	1.3
Dividends paid to non-controlling interests		(148.0)	(154.1)	(153.1)	(181.4)
Cash provided by (used in) financing activities		(702.7)	119.0	1,065.6	294.9
Increase (decrease) in cash and cash equivalents		(1,248.3)	(400.7)	1,186.5	(409.1)
Cash and cash equivalents – beginning of period		6,179.6	4,540.0	3,863.3	4,536.9
Foreign currency translation		44.0	19.9	(74.5)	31.4
Cash and cash equivalents – end of period	19	4,975.3	4,159.2	4,975.3	4,159.2

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and six months ended June 30, 2020 and 2019
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1. Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2. Basis of Presentation
These interim consolidated financial statements of the company for the three and six months ended June 30, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. These interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value, and non-current assets and disposal groups held for sale that have been measured at the lower of carrying value and fair value less costs to sell.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on July 30, 2020.
3. Summary of Significant Accounting Policies

The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2019, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.

New accounting pronouncements adopted in 2020

COVID-19-related Rent Concessions (Amendment to IFRS 16)
On May 28, 2020 the IASB issued an amendment to IFRS 16 Leases to provide an optional practical expedient for lessees so that rent concessions received as a direct consequence of the COVID-19 pandemic do not have to be accounted for as lease modifications under IFRS 16. Early adoption of the amendment on April 1, 2020 in accordance with the applicable transition provisions did not have a significant impact on the company's consolidated financial statements.

Conceptual Framework for Financial Reporting ("Conceptual Framework")
The revised Conceptual Framework includes revised definitions of an asset and a liability as well as new guidance on measurement, derecognition, presentation and disclosure. It does not constitute an accounting pronouncement and did not result in any immediate change to IFRS, and will be used by the IASB and IFRS Interpretations Committee in setting future standards. Adoption of the revised Conceptual Framework on January 1, 2020 did not have an impact on the company's consolidated financial statements. The revised Conceptual Framework will apply when the company has to develop an accounting policy for an issue not addressed by IFRS.

Definition of a Business (Amendments to IFRS 3)
The amendments to IFRS 3 Business Combinations narrow the definition of a business and clarify the distinction between a business combination and an asset acquisition. Prospective adoption of these amendments on January 1, 2020 did not have a significant impact on the company's consolidated financial statements.

Definition of Material (Amendments to IAS 1 and IAS 8)
The amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarify the definition of "material". Prospective adoption of these amendments on January 1, 2020 did not have a significant impact on the company's consolidated financial statements.

New accounting pronouncements issued but not yet effective

During the second quarter of 2020 the IASB issued the following amendments effective January 1, 2022: Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37); Reference to the Conceptual Framework (Amendments to IFRS 3); and Annual Improvements to IFRS Standards 2018–2020. The IASB also deferred the effective date of Classification of Liabilities as Current or Non-current (Amendments to IAS 1) to January 1, 2023. Adoption of these amendments is not expected to have a significant impact on the company’s consolidated financial statements.

IFRS 17 Insurance Contracts ("IFRS 17")
On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard that provides guidance on the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current estimates of fulfillment cash flows using one of three approaches and to discount loss reserves. On June 25, 2020 the IASB issued amendments to IFRS 17 that included the deferral of the effective date to January 1, 2023. The company’s adoption of IFRS 17 continues to focus on analyzing available accounting policies and assessing information technology systems requirements.

Comparatives

At December 31, 2019 the company had accounted for its 30.5% equity interest in Eurobank Ergasias Services & Holdings S.A. (“Eurobank”), a financial services provider in Greece listed on the Athens Stock Exchange, as a common stock at fair value through profit and loss on the consolidated balance sheet, with an additional 1.9% equity interest included in assets held for sale. Classification as a common stock was principally due to having judged the Hellenic Financial Stability Fund, a Greek regulatory entity with a minority shareholding in Eurobank, as holding certain veto rights that precluded the company from exercising significant influence from December 19, 2019 when regulatory restrictions on the company's voting rights in Eurobank were removed.

During the first quarter of 2020 the company concluded that it obtained significant influence over Eurobank on December 19, 2019 upon becoming able to exercise its full voting rights and corrected its accounting by revising the comparatives to apply the equity method of accounting to its investment in Eurobank for the last thirteen days of its fiscal year ended December 31, 2019. As the previously reported carrying value of Eurobank at December 31, 2019 of $1,164.4 was not significantly different from that which would have been reported under the equity method of accounting, the company reclassified its investment in Eurobank from holding company cash and investments of $123.4 and common stocks of $1,041.0 to investments in associates on the consolidated balance sheet at December 31, 2019. Accordingly, comparatives at December 31, 2019 in the notes to these interim consolidated financial statements also reflect that revision.

4. Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of critical estimates and judgments in the preparation of notes 5, 6, 8, 13, 14 and 15 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2019. The broad effects of the COVID-19 pandemic on the company are described in note 16 and the effects on the company's development of critical estimates during the first six months of 2020 are described below.

Determination of fair value for financial instruments classified as Level 3
Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate market unobservable inputs that require management to use its own assumptions. While the company's valuation techniques for Level 3 financial instruments remained unchanged during the first six months of 2020, the development of market unobservable inputs included added estimation uncertainty due to the global economic and social disruption caused by the ongoing COVID-19 pandemic. Estimates of the amount and timing of future cash flows, discount rates, growth rates and other inputs incorporated into fair value measurements of Level 3 financial instruments are inherently more difficult to determine due to the unpredictable duration and impacts of the COVID-19 pandemic, including further actions that may be taken by governments to contain it and the timing of the re-opening of the economy in various parts of the world. The company has assumed that the economic impacts of COVID-19 will remain for the duration of government mandated restrictions by jurisdiction as currently known, with gradual lifting of those restrictions. The uncertainty in those assumptions have been incorporated into the company's valuations of Level 3 financial instruments primarily through wider credit spreads and higher discount rates, as applicable. See note 5 for details of the company's Level 3 financial instruments. Additional volatility in the fair values of Level 3 financial instruments may arise in future periods if actual results differ materially from the company's estimates.

Determination of recoverable amounts for goodwill, indefinite-lived intangible assets and investments in associates
Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit (‘‘CGU’’) or group of CGUs to which these assets are allocated to their recoverable amounts. The company typically uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated. Discounted cash flows are also used to estimate the recoverable amount of investments in associates that are based on a value-in-use model. During the second quarter of 2020 the company updated its impairment assessments for goodwill, indefinite-lived intangible assets and investments in associates related to non-insurance sectors more significantly impacted by COVID-19. The analyses were performed based on current market conditions, which included added estimation uncertainty in determining discounted cash flows and the underlying assumptions about discount rates, working capital requirements and other inputs, due to the unpredictable duration and impacts of the COVID-19 pandemic as described in the preceding paragraph. The company has assumed that the economic impacts of COVID-19 will remain for the duration of government mandated restrictions by jurisdiction as currently known, with gradual lifting of those restrictions. The uncertainty in those assumptions have been incorporated into the company's discounted cash flows used to determine recoverable amounts primarily through higher discount rates.

The company concluded there were no significant impairments of its goodwill and indefinite-lived intangible assets during the second quarter and first six months of 2020. The restaurant and hospitality sectors in which Recipe and Thomas Cook India operate respectively have been among those most heavily impacted by COVID-19. At June 30, 2020 the recoverable amount of Recipe's brand names and the recoverable amount of Thomas Cook India were in excess of their respective carrying values, resulting in no impairment.

See note 6 for details of impairment assessments performed on certain of the company’s investments in associates. Additional volatility in the recoverable amounts of goodwill, indefinite-lived intangible assets and investments in associates may arise in future periods if actual results differ materially from the company's estimates.

5. Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of short sale and derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	June 30, 2020	December 31, 2019
Holding company
Cash and cash equivalents(1)	881.2	183.9
Short term investments	356.4	128.3
Bonds	449.6	395.9
Preferred stocks	4.4	4.7
Common stocks(2)	69.3	173.5
Derivatives (note 7)	69.9	83.7
	1,830.8	970.0
Assets pledged for short sale and derivative obligations:
Short term investments	56.4	2.8
Bonds	1.6	2.7
	58.0	5.5

Holding company cash and investments as presented on the consolidated balance sheet	1,888.8	975.5
Short sale and derivative obligations (note 7)	(15.4)	(0.3)
	1,873.4	975.2
Portfolio investments
Cash and cash equivalents(1)	4,534.9	3,954.5
Short term investments	5,125.9	6,066.8
Bonds	17,028.1	15,618.1
Preferred stocks	550.0	578.2
Common stocks(2)	3,769.2	4,246.6
Investments in associates (notes 3 and 6)	4,684.7	4,360.2
Derivatives (note 7)	196.1	202.7
Other invested assets(3)	549.7	556.4
	36,438.6	35,583.5
Assets pledged for short sale and derivative obligations:
Cash and cash equivalents(1)	15.2	—
Short term investments	45.7	72.4
Bonds	152.7	74.5
	213.6	146.9
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	99.7	104.7
Short term investments	0.1	—
Bonds	46.1	124.1
Common stocks	342.0	359.7
Investments in associates (note 6)	1,304.7	1,391.3
	1,792.6	1,979.8
Fairfax Africa cash, portfolio investments and associates:
Cash and cash equivalents(1)	106.0	86.2
Short term investments	—	104.0
Bonds	146.6	100.1
Common stocks	11.6	—
Investments in associates (note 6)	148.6	232.9
Derivatives (note 7)	0.7	1.6
	413.5	524.8

Portfolio investments as presented on the consolidated balance sheet	38,858.3	38,235.0
Short sale and derivative obligations (note 7)	(241.0)	(205.6)
	38,617.3	38,029.4

Total investments, net of short sale and derivative obligations	40,490.7	39,004.6
(1) Includes aggregate restricted cash and cash equivalents at June 30, 2020 of $661.7 (December 31, 2019 - $691.5). See note 19.
(2) Includes aggregate investments in limited partnerships and other funds with carrying values at June 30, 2020 of $1,657.9 and $185.7 (December 31, 2019 - $2,056.8 and $175.6).
(3) Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At June 30, 2020 bonds containing call, put and both call and put features represented $6,704.2, $0.6 and $1,039.3 respectively (December 31, 2019 - $3,415.4, $2.6 and $952.7) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at June 30, 2020 of $673.6 (December 31, 2019 - $846.5) that economically hedge the company's exposure to interest rate risk as described in note 7. The decrease in the company's holdings of bonds due in 1 year or less was primarily due to net sales and maturities of short-dated U.S. treasury bonds for net proceeds of $1,577.1. Proceeds from net sales and maturities of short-dated U.S. treasury bonds and short term investments were primarily reinvested into $2,061.0 of short to mid-dated high quality U.S. corporate bonds which increased the company's holdings of bonds due after 1 year through 5 years. The decrease in the company's holdings of bonds due after 10 years was primarily due to net sales of India government bonds which have earned the company a return of 8.9% since inception, including the impact of foreign exchange.

	June 30, 2020		December 31, 2019
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less	7,067.0	7,058.8	8,158.1	8,206.3
Due after 1 year through 5 years	8,706.2	9,117.3	5,872.8	5,980.8
Due after 5 years through 10 years	1,087.8	1,161.1	1,227.6	1,242.3
Due after 10 years	410.0	487.5	784.9	886.0
	17,271.0	17,824.7	16,043.4	16,315.4
(1) Includes bonds held by the holding company, Fairfax India and Fairfax Africa.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	June 30, 2020				December 31, 2019
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	5,637.0	—	—	5,637.0	4,329.3	—	—	4,329.3

Short term investments:
Canadian government	167.0	—	—	167.0	373.9	—	—	373.9
Canadian provincials	676.8	—	—	676.8	755.3	—	—	755.3
U.S. treasury	2,887.4	—	—	2,887.4	3,154.4	—	—	3,154.4
Other government	149.7	155.6	—	305.3	220.6	155.2	—	375.8
Corporate and other	—	1,548.0	—	1,548.0	—	1,714.9	—	1,714.9
	3,880.9	1,703.6	—	5,584.5	4,504.2	1,870.1	—	6,374.3
Bonds:
Canadian government	—	608.2	—	608.2	—	664.4	—	664.4
Canadian provincials	—	10.9	—	10.9	—	2.9	—	2.9
U.S. treasury	—	4,081.9	—	4,081.9	—	5,610.8	—	5,610.8
U.S. states and municipalities	—	343.1	—	343.1	—	216.5	—	216.5
Other government	—	1,027.3	—	1,027.3	—	1,656.0	—	1,656.0
Corporate and other	—	10,153.1	1,600.2	11,753.3	—	6,744.7	1,420.1	8,164.8
	—	16,224.5	1,600.2	17,824.7	—	14,895.3	1,420.1	16,315.4
Preferred stocks:
Canadian	—	8.8	75.0	83.8	—	8.4	82.5	90.9
U.S.	—	—	7.0	7.0	—	—	5.0	5.0
Other(2)	5.4	—	458.2	463.6	5.3	—	481.7	487.0
	5.4	8.8	540.2	554.4	5.3	8.4	569.2	582.9
Common stocks:
Canadian	479.5	89.5	140.0	709.0	577.9	103.7	114.8	796.4
U.S.	354.1	27.3	954.0	1,335.4	360.6	33.2	1,029.3	1,423.1
Other(3)(5)	1,038.1	356.0	753.6	2,147.7	1,125.1	397.8	1,037.4	2,560.3
	1,871.7	472.8	1,847.6	4,192.1	2,063.6	534.7	2,181.5	4,779.8

Derivatives and other invested assets	—	163.6	652.8	816.4	—	80.1	764.3	844.4

Short sale and derivative obligations (note 7)	—	(221.3)	(35.1)	(256.4)	—	(205.9)	—	(205.9)

Holding company cash and investments and portfolio investments measured at fair value	11,395.0	18,352.0	4,605.7	34,352.7	10,902.4	17,182.7	4,935.1	33,020.2

	33.2%	53.4%	13.4%	100.0%	33.0%	52.0%	15.0%	100.0%

Investments in associates (note 6)(4)(5)	1,894.4	15.9	4,027.4	5,937.7	3,147.3	19.4	4,034.2	7,200.9
(1) Includes restricted cash and cash equivalents at June 30, 2020 of $661.7 (December 31, 2019 - $691.5). See note 19.
(2) Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited (‘‘Digit’’). The company also holds a 49.0% equity interest in Digit that is accounted for as an investment in associate.
(3) Includes other funds invested principally in fixed income securities with a carrying value at June 30, 2020 of $185.7 (December 31, 2019 - $175.6) that are excluded when measuring the company's equity and equity-related exposure.
(4) The carrying value of investments in associates is determined using the equity method of accounting so fair value is presented separately in the table above.
(5) The company has presented its investment in Eurobank of $1,164.4 at December 31, 2019 as an investment in associate whereas it was previously presented as a Level 1 common stock as described in note 3.
Valuation techniques and processes at June 30, 2020 included additional procedures and considerations related to the COVID-19 pandemic as described in note 4, with no other significant changes compared to the valuation techniques and processes described in the Summary of Significant Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2019.

Certain limited partnerships included in common stocks in the table above are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the six months ended June 30, 2020 and 2019 there were no significant transfers of financial instruments between Level 1 and Level 2. During the six months ended June 30, 2020 there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs. During the six months ended June 30, 2019 a limited partnership was dissolved and the publicly listed common shares of the underlying business were distributed to the limited partners, resulting in a transfer from Level 3 to Level 1.

	2020
	Private placement debt securities(1)	Private company preferred shares	Limited partnerships and other(2)(a)	Private equity funds(a)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,420.1	569.2	1,846.7	129.2	205.6	764.3	4,935.1
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(62.4)	(37.5)	(137.1)	(4.8)	(1.9)	(175.1)	(418.8)
Purchases	281.7	10.7	162.7	—	3.0	47.2	505.3
Sales and distributions	(22.3)	(0.1)	(314.7)	(18.8)	(7.0)	(6.2)	(369.1)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income (loss)	(16.9)	(2.1)	(8.3)	(2.9)	(4.1)	(12.5)	(46.8)
Balance - June 30	1,600.2	540.2	1,549.3	102.7	195.6	617.7	4,605.7

	2019
	Private placement debt securities(1)	Private company preferred shares	Limited partnerships and other(2)(a)	Private equity funds(a)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,992.9	255.7	1,810.7	170.0	668.0	476.7	5,374.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(152.3)	26.1	91.4	(4.8)	132.3	110.0	202.7
Purchases(b)	137.6	47.9	83.8	—	263.6	178.8	711.7
Transfer out of category	—	—	(39.0)	—	—	—	(39.0)
Sales and distributions(c)	(341.2)	(108.7)	(127.4)	(5.8)	(46.5)	(105.6)	(735.2)
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income (loss)	25.0	2.4	4.1	4.0	4.6	7.8	47.9
Balance - June 30	1,662.0	223.4	1,823.6	163.4	1,022.0	667.7	5,562.1
(a) Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(b)  On May 31, 2019 the company received common shares of IIFL Wealth with a fair value of $255.6 in a spin-off distribution by IIFL Holdings.
(c)  On April 17, 2019 the company derecognized its investment in AGT preferred shares of $108.7 pursuant to the acquisition of AGT.
(1) Certain private placement debt securities are valued using industry accepted discounted cash flow models that incorporate market unobservable credit spreads of the issuers. At June 30, 2020 there were 16 such investments, with an aggregate fair value of $1,072.6, the largest being $435.0 (December 31, 2019 - 16 such investments, with an aggregate fair value of $1,051.0, the largest being $442.1). By increasing (decreasing) the credit spreads by 100 basis points at June 30, 2020, the fair value of these private placement debt securities would collectively decrease by $12.7 (increase by $12.6).
(2) Limited partnerships and other were valued primarily based on net asset value statements provided by third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, such investments are classified as Level 3 if they require at least three months’ notice to liquidate or redeem. At June 30, 2020 limited partnerships and other consisted of 50 investments, the largest being $257.4 (December 31, 2019 - 49 investments, the largest being $482.3).

Net gains (losses) on investments

	Second quarter
	2020						2019
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	70.1		424.8		494.9		(278.7)	(6)	385.2	(6)	106.5
Preferred stocks	—		10.4		10.4		(23.4)		27.7		4.3
Common stocks	16.3		113.9		130.2		103.2		25.4		128.6
	86.4		549.1		635.5		(198.9)		438.3		239.4
Derivatives:
Common stock and equity index short positions	(58.1)	(2)	(38.5)		(96.6)		85.8	(2)	(24.8)		61.0
Common stock and equity index long positions	59.9	(2)	61.2		121.1		(34.0)	(2)	38.9		4.9
Equity warrant forward contracts	—		—		—		—	(3)	8.5	(3)	8.5
Equity warrants and options	—		9.1	(3)	9.1		(4.7)		21.3	(3)	16.6
CPI-linked derivatives	(123.3)		80.9		(42.4)		—		(4.4)		(4.4)
U.S. treasury bond forwards	(45.8)		48.9		3.1		(29.5)		(8.4)		(37.9)
Other	14.5		(37.1)		(22.6)		—	(3)	(44.6)	(3)	(44.6)
	(152.8)		124.5		(28.3)		17.6		(13.5)		4.1
Foreign currency net gains (losses) on:
Investing activities	(56.7)		112.9		56.2	(4)	26.5		39.2		65.7
Underwriting activities	(31.6)		—		(31.6)		(11.2)		—		(11.2)
Foreign currency contracts	(10.8)		1.3		(9.5)		0.2		(48.2)		(48.0)
	(99.1)		114.2		15.1		15.5		(9.0)		6.5

Gain (loss) on disposition of associates	(9.2)		—		(9.2)	(5)	10.1		—		10.1

Gain on deconsolidation of non-insurance subsidiary	—		—		—		171.3	(7)	—		171.3

Other	0.9		30.1		31.0		0.6		16.6		17.2

Net gains (losses) on investments	(173.8)		817.9		644.1		16.2		432.4		448.6

	First six months
	2020						2019
	Net realized gains (losses)(1)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	136.5		261.1		397.6		(278.9)	(6)	443.1	(6)	164.2
Preferred stocks	—		(9.7)		(9.7)		(23.4)		46.8		23.4
Common stocks	239.0		(958.7)		(719.7)		168.8		492.9		661.7
	375.5		(707.3)		(331.8)		(133.5)		982.8		849.3
Derivatives:
Common stock and equity index short positions	(285.2)	(2)	62.8		(222.4)		133.2	(2)	(6.2)		127.0
Common stock and equity index long positions	31.9	(2)	16.8		48.7		(61.7)	(2)	55.8		(5.9)
Equity warrant forward contracts	—		—		—		100.0	(3)	(30.0)	(3)	70.0
Equity warrants and options	—		(135.8)	(3)	(135.8)		(4.7)		47.6	(3)	42.9
CPI-linked derivatives	(233.3)		241.9		8.6		—		(8.7)		(8.7)
U.S. treasury bond forwards	(55.1)		(54.4)		(109.5)		(74.4)		15.8		(58.6)
Other	14.6		(51.2)		(36.6)		23.0	(3)	(82.3)	(3)	(59.3)
	(527.1)		80.1		(447.0)		115.4		(8.0)		107.4
Foreign currency net gains (losses) on:
Investing activities	(52.5)		(30.0)		(82.5)	(4)	8.6		7.9		16.5
Underwriting activities	3.4		—		3.4		15.6		—		15.6
Foreign currency contracts	(41.5)		14.3		(27.2)		36.0		(57.3)		(21.3)
	(90.6)		(15.7)		(106.3)		60.2		(49.4)		10.8

Gain (loss) on disposition of associates	(6.8)		—		(6.8)	(5)	10.1		—		10.1

Gain on deconsolidation of non-insurance subsidiary	—		—		—		171.3	(7)	—		171.3

Other	(8.4)		4.9		(3.5)		4.5		19.1		23.6

Net gains (losses) on investments	(257.4)		(638.0)		(895.4)		228.0		944.5		1,172.5
(1)  Amounts recorded in net realized gains (losses) in the first six months of 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off on March 31, 2020 as described in note 15.
(2)  Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.
(3) Includes the Atlas (formerly Seaspan) $8.05 equity warrants, and forward contracts relating to commitments to purchase Tranche 2 warrants and debentures in January 2019, as described in note 6.
(4) Foreign currency net gains on investing activities in the second quarter of 2020 primarily related to the strengthening of the Canadian dollar relative to the U.S. dollar during the three months then ended. Foreign currency net losses on investing activities in the first six months of 2020 primarily related to strengthening of the U.S. dollar relative to the Canadian dollar, Indian rupee and British pound.
(5) On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction as described in note 6.
(6) On June 28, 2019 EXCO emerged from bankruptcy protection and settled the company's EXCO bonds with common shares, resulting in the company recording a net loss on investment of $27.8 (realized losses of $296.3, of which $268.5 and $117.0 was recorded as unrealized losses in prior quarters and prior years respectively).
(7) On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3.

6. Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	June 30, 2020			December 31, 2019			Second quarter		First six months
	Owner-ship(a)	Fair value(b)	Carrying value	Owner-ship(a)(c)	Fair value(b)(c)	Carrying value(c)	2020	2019	2020	2019

Insurance and reinsurance(1)(2)	—	1,309.4	1,138.7	—	706.5	492.1	87.7	58.7	46.0	86.3

Non-insurance(1)(3)
India
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	1,351.8	649.8	54.0%	1,429.8	689.3	(1.6)	5.4	(2.1)	12.1
Quess Corp Limited ("Quess")	33.2%	237.4	539.3	33.2%	332.1	704.1	(30.0)	3.8	(126.1)	3.1
IIFL Finance Limited ("IIFL Finance")	29.9%	110.8	218.4	35.4%	221.4	223.6	5.3	129.6	11.6	134.9
Sanmar Chemicals Group ("Sanmar")	42.9%	326.0	149.5	42.9%	412.9	178.7	(25.2)	—	(25.2)	—
CSB Bank Limited ("CSB Bank")	49.7%	177.9	148.0	49.7%	229.3	157.8	0.7	(2.1)	0.4	(0.2)
IIFL Securities Limited ("IIFL Securities")	35.4%	64.4	117.0	35.4%	65.0	121.1	2.8	—	4.8	—
Seven Islands Shipping Limited ("Seven Islands")	48.5%	88.5	84.4	48.5%	88.8	84.7	2.6	—	4.4	—
Other	—	26.7	30.7	—	24.3	32.1	—	0.1	(0.1)	—
		2,383.5	1,937.1		2,803.6	2,191.4	(45.4)	136.8	(132.3)	149.9
Africa
Atlas Mara Limited ("Atlas Mara")	42.4%	34.4	40.0	42.4%	78.1	82.3	(21.1)	(47.2)	(16.8)	(49.7)
AFGRI Holdings Proprietary Limited ("AFGRI")	58.8%	84.9	46.5	62.8%	141.0	79.6	(12.9)	28.4	(13.9)	28.5
Other	—	53.9	62.1	—	66.3	71.0	(3.3)	(0.3)	(4.9)	(0.6)
		173.2	148.6		285.4	232.9	(37.3)	(19.1)	(35.6)	(21.8)
Agriculture
Astarta Holding N.V. ("Astarta")	28.4%	28.9	66.1	27.4%	28.9	115.5	(3.3)	(1.3)	(30.8)	(12.0)
Farmers Edge Inc. ("Farmers Edge")	49.7%	27.7	21.3	50.4%	43.8	41.0	(9.8)	(8.8)	(21.8)	(19.7)
		56.6	87.4		72.7	156.5	(13.1)	(10.1)	(52.6)	(31.7)

Real estate	—	170.3	164.1	—	179.8	173.7	3.3	6.8	(4.8)	55.7

Other
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")(4)	30.5%	517.8	1,078.1	30.5%	1,164.4	1,164.4	(24.1)	—	(24.1)	—
Atlas Corp. ("Atlas", formerly Seaspan Corporation)(5)	36.5%	684.6	887.6	32.5%	994.5	626.9	15.3	(24.0)	78.2	90.3
Resolute Forest Products Inc. ("Resolute")	28.3%	52.0	156.4	27.7%	104.0	207.5	(1.1)	11.5	(77.0)	7.5
Partnerships, trusts and other	—	590.3	540.0	—	890.0	739.0	(8.4)	(17.4)	(26.1)	(70.7)
		1,844.7	2,662.1		3,152.9	2,737.8	(18.3)	(29.9)	(49.0)	27.1
		4,628.3	4,999.3		6,494.4	5,492.3	(110.8)	84.5	(274.3)	179.2
		5,937.7	6,138.0		7,200.9	5,984.4	(23.1)	143.2	(228.3)	265.5
As presented on the consolidated balance sheet:
Investments in associates		3,669.0	4,684.7		4,521.7	4,360.2
Fairfax India and Fairfax Africa investments in associates		2,268.7	1,453.3		2,679.2	1,624.2
		5,937.7	6,138.0		7,200.9	5,984.4
(a) Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b) See note 5 for fair value hierarchy information.
(c) Excludes European Run-off's investments in associates and joint ventures with a carrying value of $368.8 and a fair value of $430.5 that were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and principally comprised of investments in Gulf Insurance, Atlas (formerly Seaspan Corporation), APR Energy and Resolute.

Impairment assessments

(1) At June 30, 2020 the company conducted impairment assessments of its insurance and reinsurance and non-insurance associates and joint ventures that had carrying values that exceeded their fair values as determined based on current market conditions affected by the COVID-19 pandemic. From those assessments the company concluded there were no impairments except as described below.

        For certain non-insurance associates and joint ventures where the market prices of their shares were lower than carrying value, the company performed a value-in-use analysis based on multi-year free cash flow projections. A non-cash impairment charge was recorded where the recoverable amount (higher of fair value and value-in-use) was determined to be lower than the carrying value. Key assumptions for significant value-in-use analyses are set out in the table that follows.

	June 30, 2020		Impairment recorded in 2020(a)		Source of free cash flow projections	Discount rate(b)		Long term growth rate(c)
Associate or joint venture	Fair value	Carrying value	Second quarter	First six months		June 30, 2020	December 31, 2019		Summary of cash flow and other assumptions

Eurobank(d)	517.8	1,078.1	—	—	Internal estimates consistent with third party analyst reports	10.2%	N/A	1.5%	Growth in net interest, fee and commission income comparable to industry peers, and a gradual decline in provisions expense as non-performing exposures continue to decrease.
Atlas(d)	684.6	887.6	—	—	Internal estimates consistent with third party analyst reports	10.3%	N/A	2.0%	Annual capital expenditures reverting to replacement levels in the long term and working capital requirements remaining at historical levels.
Quess(d)	237.4	539.3	—	(98.3)	Quess management	13.9%	12.8%	6.0%
Annual capital expenditures reverting to lower historical levels, working capital requirements comparable to industry peers and reduced cash taxes payable in the next eight years through utilization of existing tax incentives.

IIFL Finance	110.8	218.4	—	—	IIFL Finance management	17.4%	N/A	3.0%	Growth in net interest income from a growing loan portfolio and a gradual decline in provisions expense that is comparable to industry peers.
Resolute	52.0	156.4	—	(56.5)	Internal estimates consistent with third party analyst reports	10.0%	10.3%	1.5%	Valuation of pension funding liability on a going concern basis, annual capital expenditures reverting to lower historical levels, working capital requirements comparable to industry peers and no significant cash taxes payable in the next four years through utilization of existing tax losses.
IIFL Securities	64.4	117.0	—	—	IIFL Securities management	12.2%	12.3%	6.0%	Annual capital expenditures normalizing to levels that are comparable to non-capital intensive service-based peers and working capital requirements comparable to industry peers.
All other	119.9	133.9	(18.8)	(56.3)
	1,786.9	3,130.7	(18.8)	(211.1)
(a) Impairments are included in share of profit (loss) of associates in the consolidated statement of earnings. All other impairments of $56.3 recorded during the first six months of 2020 included a non-cash impairment charge on Astarta of $26.3. There were no impairments recorded on associates during the second quarter and first six months of 2019.
(b) The discount rate is representative of the cost of capital of industry peers.
(c) The long term growth rate is consistent with growth expectations for the industry and the economies in which each associate or joint venture operates. Long term growth rates applied at June 30, 2020 remained unchanged from those at December 31, 2019 where applicable.
(d) At June 30, 2020 the recoverable amounts of Eurobank, Atlas and Quess represented approximately 104%, 114% and 112% of their respective carrying values.

Insurance and reinsurance associates and joint ventures
(2) On March 31, 2020 the company received a 60.0% joint venture interest with a fair value of $605.0 in RiverStone Barbados pursuant to its contribution of European Run-off to RiverStone Barbados as described in note 15.
Non-insurance associates and joint ventures
(3) During the first six months of 2020 the company recognized distributions and dividends of $31.1 (2019 - $609.1) from its non-insurance associates and joint ventures.
(4) The carrying value and fair value of non-insurance associates at December 31, 2019 was revised to include the company's investment in Eurobank of $1,164.4 that was previously included in holding company cash and investments and common stocks on the company's consolidated balance sheet as described in note 3.
(5) On February 27, 2020 Seaspan Corporation ("Seaspan") completed a reorganization pursuant to which Atlas Corp. ("Atlas"), a newly created holding company, became its parent. Shareholders of Seaspan, including the company, exchanged their Seaspan shares for Atlas shares with no change in ownership percentage. On February 28, 2020 Atlas acquired all issued and outstanding shares of APR Energy plc ("APR Energy") from the company and other APR Energy shareholders in an all-stock transaction at a deemed value of $388.3 (including certain Atlas shares reserved for holdback). Accordingly, the company derecognized its investment in APR Energy, recorded a pre-tax loss of $7.6, increased its equity accounted carrying value of Atlas by the fair value of the APR Energy shares exchanged (considered to be equal to the fair value of the newly issued Atlas common shares received of $178.1, which excludes the Atlas shares received by European Run-off of $45.9), and continued to apply the equity method of accounting to its investment in Atlas.
        On February 28, 2020 the company invested $100.0 in Atlas 5.50% unsecured debentures due March 1, 2027 (the "Tranche 3 debentures").

        Presented below are the company's aggregate investments in Atlas as recorded on the consolidated balance sheet at June 30, 2020 and their impact in the consolidated statement of earnings for the three and six months then ended:

		June 30, 2020		Net gains (losses) on investments
Financial instrument	Balance sheet line	Carrying value	Fair value	Quarter ended June 30, 2020	Six months ended June 30, 2020
Common shares	Investments in associates	887.6	684.6	—	—
Tranche 1 debentures(a)	Bonds	229.9	229.9	0.6	(12.7)
Tranche 2 debentures(b)	Bonds	231.2	231.2	1.0	(12.3)
Tranche 3 debentures	Bonds	96.9	96.9	0.7	(3.1)
$8.05 warrants(c)	Derivatives - equity warrants	51.3	51.3	2.3	(113.4)
		1,496.9	1,293.9	4.6	(141.5)
(a) On February 14, 2018 the company invested $250.0 in securities of Seaspan comprised of 5.50% unsecured debentures due February 14, 2025 ("Tranche 1 debentures") and warrants to purchase 38.5 million Seaspan shares with an exercise price of $6.50 per share ("Tranche 1 warrants"). On July 16, 2018, the company exercised the Tranche 1 warrants early and thereby acquired 38.5 million Seaspan common shares for an additional $250.0.
(b) On January 15, 2019 the company fulfilled its commitment to Seaspan to invest an additional $250.0 comprised of 5.50% unsecured debentures due January 15, 2026 ("Tranche 2 debentures") and warrants to purchase 38.5 million Seaspan shares with an exercise price of $6.50 per share ("Tranche 2 warrants"). The Tranche 2 warrants were then immediately exercised to acquire 38.5 million Seaspan shares for an additional $250.0.
(c) On May 31, 2018 the company agreed to exercise the Tranche 1 warrants early and to exercise the Tranche 2 warrants immediately upon issuance in January 2019. In exchange, Seaspan agreed to issue to the company 7-year warrants to purchase 25.0 million Seaspan common shares with an exercise price of $8.05 per share (the "$8.05 warrants"). On July 16, 2018 the company received the $8.05 warrants.

7. Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	June 30, 2020				December 31, 2019
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity contracts:
Equity total return swaps – short positions	187.8	—	—	21.5	369.8	—	—	84.6
Equity total return swaps – long positions	1,246.1	—	55.0	30.0	406.3	—	11.1	3.0
Equity warrants and options(1)	617.7	104.9	61.0	7.2	528.1	114.8	200.3	—
CPI-linked derivative contracts	77,750.1	409.8	14.2	—	99,804.7	614.9	6.7	—
U.S. treasury bond forward contracts	673.6	—	—	52.3	846.5	—	3.9	1.7
Foreign currency forward and swap contracts	—	1.7	78.4	99.8	—	1.8	55.3	114.5
Foreign currency options	—	102.0	1.0	—	—	102.7	8.2	—
Other derivative contracts	—	58.6	57.1	45.6	—	3.4	2.5	2.1
Total			266.7	256.4			288.0	205.9
(1) Includes the company’s investment in Atlas (formerly Seaspan) $8.05 warrants with a fair value at June 30, 2020 of $51.3 (December 31, 2019 – $164.8). See note 6.
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity contracts
The company may maintain short equity and equity index total return swaps for investment purposes that provide a return which is inverse to changes in the fair values of the underlying equity indexes and certain individual equities.
During the second quarter and first six months of 2020 the company paid net cash of $58.1 and $285.2 (2019 - received net cash of $85.8 and $133.2) in connection with the reset provisions of its short equity total return swaps (excluding the impact of collateral requirements). During the first six months of 2020 the company closed out $404.4 notional amount of its short equity total return swaps and recorded net losses on investments of $107.4 (realized losses of $248.1, of which $140.7 was recorded as unrealized losses in prior years). During the second quarter and first six months of 2020 the company did not initiate any short equity total return swaps. During the second quarter and first six months of 2019 the company closed out $89.9 notional amount of its short equity total return swaps and recorded net gains on investment of $11.2 and $30.3 (realized losses of $7.9, of which $19.1 and $38.2 was recorded as unrealized losses in prior quarters and prior years).
During the second quarter and first six months of 2020 the company entered into $358.8 and $1,035.1 notional amounts of long equity total return swaps for investment purposes following significant declines in global equity markets in the first quarter. At June 30, 2020 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $1,354.0 (December 31, 2019 - $501.5). During the second quarter and first six months of 2020 the company received net cash of $59.9 and $31.9 (2019 - paid net cash of $34.0 and $61.7) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During the second quarter and first six months of 2020 the company closed out $193.2 and $252.0 notional amounts of its long equity total return swaps and recorded net realized gains on investments of $50.1 and $69.4. During the second quarter and first six months of 2019 the company did not initiate or close out any long equity total return swaps.

At June 30, 2020 the aggregate fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for short sale and derivative obligations was $271.6 (December 31, 2019 - $152.4), comprised of collateral of $196.2 (December 31, 2019 - $70.3) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $75.4 (December 31, 2019 - $82.1) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
CPI-linked derivative contracts
The company has entered into derivative contracts referenced to consumer price indexes (“CPI”) of the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At June 30, 2020 the company held CPI-linked derivative contracts with a fair value of $14.2 (December 31, 2019 - $6.7), notional amount of $77.8 billion (December 31, 2019 - $99.8 billion) and weighted average term until expiry of 3.0 years (December 31, 2019 - 2.8 years).
The company’s CPI-linked derivative contracts produced net losses on investments of $42.4 and net gains on investments of $8.6 in the second quarter and first six months of 2020 (2019 - net losses of $4.4 and $8.7). Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect the market's expectation of decreases (increases) in the values of the CPI indexes underlying those contracts at their respective maturities (the contracts benefit the company during periods of decreasing CPI index values). During the first six months of 2020 certain CPI-linked derivative contracts with a notional amount of $21,665.1 referenced to CPI in the United States, European Union and United Kingdom matured.
U.S. treasury bond forward contracts
To economically hedge its exposure to interest rate risk (primarily exposure to long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $673.6 at June 30, 2020 (December 31, 2019 - $846.5). These contracts have an average term to maturity of less than three months and may be renewed at market rates. The company’s U.S treasury bond forward contracts produced net gains on investments of $3.1 and net losses on investments of $109.5 in the second quarter and first six months of 2020 (2019 - net losses of $37.9 and $58.6).
Foreign currency forward contracts
Long and short foreign currency forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from the company's foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty collateral
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Collateral deposited for the benefit of the company at June 30, 2020 consisted of cash of $54.0 and government securities of $4.7 (December 31, 2019 - $5.3 and $10.8). On the consolidated balance sheet the cash collateral is recognized within subsidiary cash and short term investments and a corresponding liability is recognized within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at June 30, 2020. See note 16 for details of the company's counterparty risk and the management thereof.

Hedge of net investment in European operations
At June 30, 2020 the company had designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $875.3 (December 31, 2019 - carrying value of €277.0 principal amount with a fair value of $336.2) as a hedge of its net investment in European operations with a euro functional currency. The increase in principal amount of euro denominated unsecured senior notes designated as a hedging instrument during the first six months of 2020 was due to the classification of Eurobank as an investment in associate (notes 3 and 6) which increased the company's net investment in European operations with a euro functional currency. During the second quarter and first six months of 2020 the company recognized pre-tax losses of $19.1 and $1.6 (2019 - $55.0 and $39.8) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

8. Insurance Contract Liabilities

	June 30, 2020			December 31, 2019
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	8,031.1	1,834.3	6,196.8	7,222.4	1,583.7	5,638.7
Provision for losses and loss adjustment expenses	29,012.4	7,432.6	21,579.8	28,500.2	6,934.8	21,565.4
Insurance contract liabilities	37,043.5	9,266.9	27,776.6	35,722.6	8,518.5	27,204.1

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the first six months ended June 30 were as follows:

	2020	2019
Provision for losses and loss adjustment expenses – January 1	28,500.2	29,081.7
Increase (decrease) in estimated losses and expenses for claims occurring in the prior years	(144.1)	22.6
Losses and expenses for claims occurring in the current year(1)	5,698.8	5,660.8
Paid on claims occurring during:
the current year	(768.7)	(796.1)
the prior years	(4,228.9)	(4,288.4)
Acquisitions of subsidiaries	—	14.3
Foreign exchange effect and other	(44.9)	56.2
Provision for losses and loss adjustment expenses – June 30	29,012.4	29,751.1
(1) Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior. Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

The changes in provision for losses and loss adjustment expenses presented in the table above for the first six months of 2020 exclude European Run-off's losses and loss adjustment expenses of $196.9 and the two European Run-off transactions described in the subsequent paragraphs, as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 15.

Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards ("APH") exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.

Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior. Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.

9. Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	June 30, 2020			December 31, 2019
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	7,453.4	(20.8)	7,432.6	6,956.7	(21.9)	6,934.8
Reinsurers’ share of paid losses	808.7	(136.7)	672.0	776.9	(139.6)	637.3
Provision for unearned premiums	1,834.3	—	1,834.3	1,583.7	—	1,583.7
	10,096.4	(157.5)	9,938.9	9,317.3	(161.5)	9,155.8
Included in commissions, net in the consolidated statement of earnings for the second quarter and first six months of 2020 is commission income earned on premiums ceded to reinsurers of $196.3 and $369.6 (2019 - $163.9 and $302.1).

10. Borrowings

	June 30, 2020			December 31, 2019
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Holding company	5,666.0	5,632.8	5,973.9	4,148.7	4,117.3	4,444.9
Insurance and reinsurance companies	1,016.5	1,026.4	1,039.2	1,028.1	1,039.6	1,063.8
Non-insurance companies(3)	2,330.7	2,318.5	2,323.5	2,084.2	2,075.7	2,076.6
Total borrowings	9,013.2	8,977.7	9,336.6	7,261.0	7,232.6	7,585.3
(1) Principal net of unamortized issue costs and discounts (premiums).
(2) Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).
(3) These borrowings are non-recourse to the holding company.

Holding company
At March 31, 2020 the company had drawn $1,770.0 on its credit facility, solely as a precaution, to support the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic. During the second quarter of 2020 the company repaid $800.0, leaving $970.0 borrowed on its credit facility at June 30, 2020 (December 31, 2019 - nil). Subsequent to June 30, 2020, the company repaid a further $270.0, leaving $700.0 borrowed on the facility. The principal financial covenants of the credit facility require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of not less than $9.5 billion. At June 30, 2020 the company was in compliance with its financial covenants, with a consolidated debt to consolidated capitalization ratio of 0.325:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of $12.8 billion, both calculated as defined in the financial covenants.
On April 29, 2020 the company completed an offering of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030 at par for net proceeds after commissions and expenses of $645.0. Commissions and expenses of $5.0 were included in the carrying value of the notes. The company used $500.0 of the net proceeds from the offering on April 29, 2020 to partially repay the amount drawn on its credit facility and made additional repayments of $230.0 on May 19, 2020 and $70.0 on May 22, 2020.

Insurance and reinsurance companies
During the second quarter of 2020 Brit repaid the additional $82.6 it had borrowed on its revolving credit facility during the first quarter of 2020.

Non- insurance companies
On June 26, 2020 Fairfax India extended its $550.0 principal amount floating rate term loan for one year to June 28, 2021 with an option to extend for an additional year.
Pursuant to the acquisition of Horizon North on May 29, 2020 the company consolidated Horizon North's Cdn$175.0 floating rate revolving credit facility maturing December 30, 2022. At June 30, 2020 there was $97.2 (Cdn$132.4) borrowed on this credit facility.
During the first six months of 2020 Recipe borrowed an additional $170.3 (Cdn$239.0) on its revolving credit facility.
On February 21, 2020 AGT extended the maturity of its Cdn$525.0 floating rate secured senior credit facility to March 15, 2021. At June 30, 2020 there was $361.6 (Cdn$492.5) borrowed on this credit facility (December 31, 2019 - $386.9 (Cdn$501.7)).

Interest Expense
Interest expense of $122.2 and $237.9 in the second quarter and first six months of 2020 (2019 - $121.9 and $233.5) was comprised of interest expense on borrowings of $105.9 and $205.9 (2019 - $107.2 and $201.9) and interest expense on accretion of lease liabilities of $16.3 and $32.0 (2019 - $14.7 and $31.6).

11. Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2020	2019
Subordinate voting shares – January 1	26,082,299	26,489,177
Purchases for cancellation	(225,683)	(249,361)
Treasury shares acquired	(397,683)	(162,681)
Treasury shares reissued	127,471	55,912
Subordinate voting shares – June 30	25,586,404	26,133,047
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – June 30	26,335,174	26,881,817
During the second quarter and first six months of 2020 the company purchased for cancellation 174,905 and 225,683 (2019 - nil and 249,361) subordinate voting shares under the terms of its normal course issuer bid at a cost of $48.8 and $67.0 (2019 - nil and $118.0), of which $5.5 and $11.1 (2019 - nil and $56.2) was charged to retained earnings.

During the second quarter and first six months of 2020 the company purchased for treasury 246,443 and 397,683 subordinate voting shares on the open market at a cost of $66.2 and $120.2 (2019 - 43,796 and 162,681 subordinate voting shares at a cost of $20.2 and $74.5) for use in its share-based payment awards.
Preferred stock
On March 31, 2020 there was a net conversion of 1,472,998 Series F floating rate cumulative preferred shares with an aggregate carrying value of $33.7 and stated capital of Cdn$36.8 into an equal number of Series E fixed rate cumulative preferred shares. The total number of preferred shares outstanding and their aggregate carrying value and stated capital remains unchanged compared to December 31, 2019.
Non-controlling interests

		Non-controlling interest				Net earnings (loss) attributable to non-controlling interests
		June 30, 2020		December 31, 2019		Second quarter		First six months
Subsidiary	Domicile	Voting percentage	Carrying value	Voting percentage	Carrying value	2020	2019	2020	2019
Allied World(1)	Bermuda	29.1%	1,236.7	29.9%	1,256.3	51.3	31.5	20.0	52.5
Fairfax India(2)	Canada	6.7%	1,098.6	6.2%	1,117.2	(23.3)	53.6	(38.8)	71.1
Recipe(3)	Canada	38.9%	414.1	38.4%	437.5	(20.7)	6.6	(51.3)	15.4
Brit(4)	U.K.	9.7%	187.7	10.7%	197.4	(0.5)	6.2	(8.7)	10.5
Fairfax Africa(5)	Canada	1.6%	152.0	1.5%	195.6	(22.1)	(18.5)	(31.7)	(22.3)
Thomas Cook India	India	33.1%	76.3	33.1%	93.8	(8.0)	0.7	(13.5)	(0.1)
All other(6)	—	—	480.4	—	231.3	14.7	5.1	(14.4)	3.5
			3,645.8		3,529.1	(8.6)	85.2	(138.4)	130.6
(1) On June 30, 2020 Allied World received a capital contribution from the company of $100.0 primarily to support its underwriting plans, which increased the company’s ownership interest in Allied World to 70.9% from 70.1% at December 31, 2019. On April 30, 2020 Allied World paid a dividend of $126.4 to its minority shareholders (OMERS, AIMCo and others).
(2) The decrease in carrying value of Fairfax India's non-controlling interests during the first six months of 2020 primarily reflected the weakening of the Indian Rupee relative to the U.S. dollar ($60.1) and the non-controlling interests' share of Fairfax India's net loss ($38.8), partially offset by the deconsolidation of European Run-off and its investment in Fairfax India ($91.8) as described in note 15. Net earnings attributable to non-controlling interests of Fairfax India in the second quarter and first six months of 2019 primarily reflected the non-controlling interests' 66.2% share of Fairfax India's share of a spin-off distribution gain at IIFL Holdings on May 31, 2019.
(3) The decrease in carrying value of Recipe's non-controlling interests during the first six months of 2020 primarily reflected the non-controlling interests' share of Recipe's net loss ($51.3) and the weakening of the Canadian dollar relative to the U.S. dollar ($21.2), partially offset by the deconsolidation of European Run-off and its investment in Recipe ($54.1) as described in note 15.
(4) On April 7, 2020 Brit received a capital contribution from the company of $200.0 primarily to support its underwriting plans, which increased the company’s ownership interest in Brit to 90.3% from 89.3% at December 31, 2019. On April 9, 2020 Brit paid a dividend of $20.6 to its minority shareholder (OMERS).
(5) The decrease in carrying value of Fairfax Africa's non-controlling interests during the first six months of 2020 primarily reflected the non-controlling interests' share of Fairfax Africa's net loss ($31.7) and share of other comprehensive loss of associates ($18.3), partially offset by the deconsolidation of European Run-off and its investment in Fairfax Africa ($15.7) as described in note 15.
(6) The increase in carrying value of All other's non-controlling interest during the first six months of 2020 principally reflected the deconsolidation of European Run-off and its investments in various non-insurance subsidiaries of the company, and the consolidation of Horizon North on May 29, 2020, as described in note 15.
Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at June 30, 2020 except for Fairfax India, Recipe and Fairfax Africa whose non-controlling interest economic ownership percentages were 72.2%, 59.9% and 40.9% respectively.

The payment of dividends to the minority shareholders of Allied World and Brit as described above resulted in an increase to non-controlling interests of $107.2 and a corresponding decrease to retained earnings, which are included in other net changes in capitalization in the consolidated statement of changes in equity.

12. Earnings per Share
Net earnings (loss) per common share is calculated as follows using the weighted average common shares outstanding:

	Second quarter		First six months
	2020	2019	2020	2019
Net earnings (loss) attributable to shareholders of Fairfax	434.9	494.3	(824.4)	1,263.5
Preferred share dividends	(11.2)	(11.6)	(21.9)	(22.8)
Net earnings (loss) attributable to common shareholders – basic and diluted	423.7	482.7	(846.3)	1,240.7

Weighted average common shares outstanding – basic	26,487,070	26,899,159	26,644,789	26,964,434
Share-based payment awards	1,284,810	1,192,716	—	1,127,815
Weighted average common shares outstanding – diluted	27,771,880	28,091,875	26,644,789	28,092,249

Net earnings (loss) per common share – basic	$16.00	$17.94	$(31.76)	$46.01
Net earnings (loss) per common share – diluted	$15.26	$17.18	$(31.76)	$44.17
Share-based payment awards of 1,249,403 were not included in the calculation of net loss per diluted common share for the first six months of 2020 as inclusion of the awards would be anti-dilutive.

13. Income Taxes
The company’s provision for (recovery of) income taxes for the three and six months ended June 30 were comprised as follows:

	Second quarter		First six months
	2020	2019	2020	2019
Current income tax:
Current year expense	57.0	37.4	53.9	94.5
Adjustments to prior years’ income taxes	(0.7)	5.2	(4.0)	3.8
	56.3	42.6	49.9	98.3
Deferred income tax:
Origination and reversal of temporary differences	71.2	99.0	(151.1)	221.2
Adjustments to prior years' deferred income taxes	(5.5)	4.1	(2.3)	8.8
Other	0.5	0.8	(6.3)	1.3
	66.2	103.9	(159.7)	231.3

Provision for (recovery of) income taxes	122.5	146.5	(109.8)	329.6
A significant portion of the company's earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the three and six months ended June 30 were as follows:

	Second quarter
	2020					2019
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings before income taxes	91.9	167.5	24.4	265.0	548.8	34.2	411.4	78.9	201.5	726.0
Provision for income taxes	30.3	37.2	29.8	25.2	122.5	26.9	85.0	5.1	29.5	146.5
Net earnings (loss)	61.6	130.3	(5.4)	239.8	426.3	7.3	326.4	73.8	172.0	579.5

	First six months
	2020					2019
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	(220.0)	(609.5)	(99.2)	(143.9)	(1,072.6)	208.9	919.1	142.2	453.5	1,723.7
Provision for (recovery of) income taxes	(11.3)	(122.3)	22.3	1.5	(109.8)	62.6	199.9	11.3	55.8	329.6
Net earnings (loss)	(208.7)	(487.2)	(121.5)	(145.4)	(962.8)	146.3	719.2	130.9	397.7	1,394.1
(1) Includes Fairfax India and Fairfax Africa.
(2) Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.
(3) Principally comprised of Brit, European Run-off (deconsolidated on March 31, 2020) and other associated holding company results.
(4) Includes companies in India, Asia, Europe (excluding the U.K.) and Allied World (the majority of Allied World's net earnings (loss) is sourced from its Bermuda operations notwithstanding that certain operations of Allied World conduct business in the U.S. and the U.K.).

The decrease in pre-tax profitability in the U.S and U.K. in the second quarter of 2020 compared to the second quarter of 2019 primarily reflected lower underwriting profit, while the increase in pre-tax profitability in Canada and Other primarily reflected net unrealized investment gains. The decrease in pre-tax profitability across all jurisdictions in the first six months of 2020 compared to the first six months of 2019 primarily reflected net unrealized investment losses due to significant declines in global financial markets as a result of the COVID-19 pandemic.
Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate for the three and six months ended June 30 are presented in the following table:

	Second quarter		First six months
	2020	2019	2020	2019

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	145.5	192.4	(284.2)	456.8
Non-taxable investment income	12.4	(21.8)	(56.7)	(67.6)
Tax rate differential on income and losses outside Canada	(55.4)	(48.5)	111.0	(122.6)
Change in unrecorded tax benefit of losses and temporary differences	20.0	9.7	99.2	23.3
Provision (recovery) relating to prior years	(6.2)	9.3	(6.3)	12.6
Foreign exchange effect	7.9	(6.5)	20.9	(7.9)
Change in tax rate for deferred income taxes	(0.1)	(0.5)	(7.9)	(1.7)
United States base erosion minimum tax	—	8.6	—	21.2
Other including permanent differences	(1.6)	3.8	14.2	15.5
Provision for (recovery of) income taxes	122.5	146.5	(109.8)	329.6
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains which are not taxable in Canada. Non-taxable investment income of $56.7 in first six months of 2020 (2019 - $67.6) principally reflected the gain on deconsolidation of European Run-off, as described in note 15, that was not taxable in Canada or Barbados.
The tax rate differential on income and losses outside Canada of $55.4 in the second quarter of 2020 principally related to income taxed at lower rates in the U.S., and at Brit and Allied World. The tax rate differential on income and losses outside Canada of $111.0 in the first six months of 2020 principally related to losses tax-effected at lower rates in the U.S. and Barbados, and at Brit, partially offset by income at Allied World taxed at lower rates. The tax rate differential on income and losses outside Canada of $48.5 and $122.6 in the second quarter and first six months of 2019 principally related to income taxed at lower rates in the U.S., and at Brit and Allied World.
The change in unrecorded tax benefit of losses and temporary differences of $20.0 in the second quarter of 2020 principally related to unrecorded deferred tax assets in the U.K. of $35.5 partially offset by the utilization of unrecorded deferred tax assets in Canada of $20.9. The change in unrecorded tax benefit of losses and temporary differences of $99.2 in the first six months of 2020 principally related to unrecorded deferred tax assets in the U.K. of $58.2 and in Canada of $34.5. The change in unrecorded tax benefit of losses and temporary differences of $9.7 and $23.3 in the second quarter and first six months of 2019 principally related to unrecorded deferred tax assets of $8.7 and $16.9 in Canada.

14. Contingencies and Commitments
There have been no significant changes to the company's contingencies and commitments at June 30, 2020 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2019.

15. Acquisitions and Divestitures

Subsequent to June 30, 2020
Proposed merger of Fairfax Africa and Helios Holdings Limited

On July 10, 2020 Fairfax Africa entered into a merger agreement with Helios Holdings Limited ("Helios") pursuant to which Helios will acquire a 45.9% voting and equity interest in Fairfax Africa in exchange for the contribution of certain fee streams and be appointed sole investment advisor to Fairfax Africa. Closing of the transaction is expected to be in the third quarter of 2020, subject to various conditions including regulatory and shareholder approvals, and the acquisition of Fairfax Africa's 42.4% equity interest in Atlas Mara by the company for consideration of approximately $40. Upon closing, Fairfax Africa will be renamed Helios Fairfax Partners Corporation ("HFP") and continue to be listed on the Toronto Stock Exchange. The company expects that upon closing it will deconsolidate Fairfax Africa from the Non-insurance companies reporting segment and account for its interest in HFP as an investment in associate in its consolidated financial reporting. Fairfax Africa is an investment holding company whose investment objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in Africa and African businesses.

Six months ended June 30, 2020
Acquisition of Horizon North Logistics
On May 29, 2020 Horizon North Logistics Inc. ("Horizon North") legally acquired 100% of Dexterra by issuing common shares to the company representing a 49.0% equity interest in Horizon North. The company obtained de facto voting control of Horizon North as its largest shareholder and accounted for the transaction as a reverse acquisition of Horizon North by Dexterra. The assets, liabilities and results of operations of Horizon North were consolidated in the Non-insurance companies reporting segment. Horizon North, based in the province of Alberta, is a publicly listed corporation providing a range of industrial services and modular construction solutions.

Contribution of European Run-off to a joint venture
On March 31, 2020 the company contributed its wholly owned European run-off group ("European Run-off") to RiverStone (Barbados) Ltd. (“RiverStone Barbados”), a newly created joint venture entity, for cash proceeds of $599.5 and a 60.0% equity interest in RiverStone Barbados with a fair value of $605.0. OMERS, the pension plan for municipal employees in the province of Ontario, jointly manages RiverStone Barbados and had contemporaneously subscribed for a 40.0% equity interest for cash consideration of $599.5, based on the fair value of European Run-off at December 31, 2019 pursuant to the subscription agreement entered into on December 20, 2019. At the closing date the company deconsolidated the assets and liabilities of European Run-off from assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet respectively, which included European Run-off's unrestricted cash and cash equivalents of $377.8, and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados. The company recorded a pre-tax gain on deconsolidation of insurance subsidiary of $117.1 in the consolidated statement of earnings, comprised of a gain of $243.4 on the disposal of 40.0% of European Run-off, a gain of $35.6 on remeasurement to fair value at the closing date of the 60.0% of European Run-off retained, and foreign currency translation losses of $161.9 that were reclassified from accumulated other comprehensive income to the consolidated statement of earnings. The deconsolidation of European Run-off increased the company's non-controlling interests by $340.4 as RiverStone Barbados holds investments in certain of the company's non-insurance subsidiaries as described in note 11. The company has the option to purchase OMERS' interest in RiverStone Barbados at certain dates commencing in 2023.

16. Financial Risk Management
Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at June 30, 2020 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2019, except as discussed below.
COVID-19 pandemic
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted business activities throughout the world. The company's businesses rely, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of the COVID-19 pandemic.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the company's businesses in particular, or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19, as well as the timing of the re-opening of the economy in various parts of the world. Such further developments could have a material adverse effect on the company's business, financial condition, results of operations and cash flows.
With the overall slowdown in the global economy as a result of the COVID-19 pandemic, the company expects its insurance and reinsurance operations to experience a reduction in premiums written in certain segments where premiums are directly, or indirectly, linked to economic activity. Also, various government officials, including U.S. state insurance commissioners, have taken actions to protect consumers from hardship caused by COVID-19 which in the aggregate may adversely impact the company's results of operations in the near term. While it is likely that certain lines of business may experience increased loss activity due to COVID-19, there are also many segments in which the company operates that may experience improved loss experience due to reduced exposures to loss. Certain of the company's non-insurance operations continue to experience a reduction in revenue due to current economic conditions, particularly for those in the Restaurants and retail and Thomas Cook India operating segments whose business volumes are directly linked to the re-opening of the economy in the jurisdictions in which they operate. The ultimate impact of COVID-19 on the company will not be fully known for many months, perhaps years.
Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and premium acquisition costs will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. As discussed in the preceding section, COVID-19 has increased uncertainty and may adversely impact our underwriting results in the near term. There were no other significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk at June 30, 2020 compared to December 31, 2019.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company, and arises predominantly from cash and short term investments, investments in bonds, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). During the first six months of 2020 the company's exposure to credit risk increased primarily due to the potential effects of the COVID-19 pandemic on the company's reinsurers and the underlying issuers of the company's investments in bonds. The company's holdings of bonds rated AAA/Aaa decreased primarily due to net sales and maturities of short-dated U.S. treasury bonds for net proceeds of $1,577.1. The increase in bonds rated A/A, BBB/Baa and BB/Ba was primarily due to net purchases of higher yielding U.S. corporate bonds of $830.4, $1,756.0 and $215.4 respectively, partially offset by net sales of India government bonds rated BBB/Baa of $453.5. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher. There were no significant changes to the framework used to monitor, evaluate and manage credit risk at June 30, 2020 compared to December 31, 2019.
The composition of the company's investments in bonds classified according to the higher of each security's respective S&P and Moody's issuer credit rating was as follows:

	June 30, 2020			December 31, 2019
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	5,164.2	5,214.6	29.2	6,795.2	6,820.4	41.8
AA/Aa	858.0	892.0	5.0	870.0	881.8	5.4
A/A	3,956.9	4,182.7	23.5	2,979.4	3,008.0	18.4
BBB/Baa	4,355.1	4,641.4	26.0	3,059.6	3,206.2	19.7
BB/Ba	487.3	494.8	2.8	121.9	135.0	0.8
B/B	61.2	65.4	0.4	59.9	61.6	0.4
Lower than B/B	29.0	22.7	0.1	31.6	16.4	0.1
Unrated	2,359.3	2,311.1	13.0	2,125.8	2,186.0	13.4
Total	17,271.0	17,824.7	100.0	16,043.4	16,315.4	100.0
Counterparties to Derivative Contracts
Derivative counterparty risk is the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by an agreement in the event of default by a counterparty, thereby permitting obligations owed by the company to that counterparty to be offset against amounts receivable from that counterparty (the “net settlement arrangements”). The company's net derivative counterparty risk was as follows assuming all derivative counterparties are simultaneously in default:

	June 30, 2020	December 31, 2019
Total derivative assets(1)	158.6	85.2
Obligations that may be offset under net settlement arrangements	(45.2)	(19.2)
Fair value of collateral deposited for the benefit of the company(2)	(53.4)	(14.2)
Excess collateral pledged by the company in favour of counterparties	10.0	1.9
Net derivative counterparty exposure after net settlement and collateral arrangements	70.0	53.7
(1) Excludes equity warrants, equity warrant forward contracts, equity call options and other derivatives which are not subject to counterparty risk.
(2) Excludes excess collateral pledged by counterparties at June 30, 2020 of $5.3 (December 31, 2019 - $1.9).
Collateral deposited for the benefit of the company at June 30, 2020 consisted of cash of $54.0 and government securities of $4.7 (December 31, 2019 - $5.3 and $10.8). The company had not exercised its right to sell or repledge collateral at June 30, 2020.

Recoverable from Reinsurers
Credit risk arises on the company's recoverable from reinsurers to the extent reinsurers may be unable or unwilling to reimburse the company under the terms of reinsurance arrangements. During the first six months of 2020 the company continued to conduct assessments of the creditworthiness of its reinsurers, with particular focus on the actions of its reinsurers in response to the economic effects of the COVID-19 pandemic, and concluded that no impairments had occurred. The provision for uncollectible reinsurance at June 30, 2020 is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. As discussed above, COVID-19 has increased uncertainty and may adversely impact the company's cash flows in the near term, including by virtue of the need to provide capital to support growth in the insurance and reinsurance companies in a favourable pricing environment and to support fluctuations in their investment portfolios due to the economic effects of the COVID-19 pandemic. At June 30, 2020 the company had therefore maintained drawn, solely as a precaution, $970.0 on the company's credit facility to support the insurance and reinsurance companies should it be needed, and subsequently repaid a further $270.0. There were no other significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at June 30, 2020 compared to December 31, 2019.
The holding company's remaining known significant commitments for 2020 consist of payments relating to interest expense, corporate overhead, preferred share dividends, income taxes and other investment related activities, including the expected acquisition of Fairfax Africa's interest in Atlas Mara, as described in note 15. The company may also in 2020 make payments related to its credit facility, derivative contracts and capital support for its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).

During the second quarter and first six months of 2020 the holding company received net cash of $139.8 and $141.9 (2019 - paid net cash of $3.4 and $27.5) and the insurance and reinsurance subsidiaries paid net cash of $138.0 and $395.2 (2019 - received net cash of $55.2 and $99.0) in connection with long and short equity total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures, and aggregate equity exposure at the subsidiary and consolidated levels.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk increased during the first six months of 2020 primarily due to economic disruption caused by the COVID-19 pandemic, and also due to net purchases of short to mid-dated high quality U.S. corporate bonds of $2,061.0, partially offset by net sales and maturities of short-dated U.S. treasury bonds for net proceeds of $1,577.1 and India government bonds for net proceeds of $453.5. There were no other significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at June 30, 2020 compared to December 31, 2019.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments, which the company believes to be reasonably possible in the current economic environment of the COVID-19 pandemic. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	June 30, 2020			December 31, 2019
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	17,081.4	(615.5)	(4.2)	15,752.1	(463.3)	(3.5)
100 basis point increase	17,440.2	(318.2)	(2.2)	16,018.9	(243.6)	(1.8)
No change	17,824.7	—	—	16,315.4	—	—
100 basis point decrease	18,319.9	410.2	2.8	16,712.8	326.8	2.4
200 basis point decrease	18,881.1	873.9	5.9	17,162.3	695.8	5.2
(1) Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at June 30, 2020 of $673.6 (December 31, 2019 - $846.5).

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As discussed in the preceding sections, the COVID-19 pandemic has increased market uncertainty and may adversely impact the fair value or future cash flows of the company's equity and equity-related holdings.

The company's exposure to equity price risk through its equity and equity-related holdings decreased at June 30, 2020 compared to December 31, 2019 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position at June 30, 2020 and December 31, 2019 and results of operations for the three and six months ended June 30, 2020 and 2019:

	June 30, 2020		December 31, 2019		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Second quarter		First six months
					2020	2019	2020	2019
Long equity exposures:
Common stocks(1)	4,006.4	4,006.4	4,604.2	4,604.2	120.1	126.0	(720.2)	654.8
Preferred stocks – convertible	24.7	24.7	20.7	20.7	1.9	2.0	2.4	2.5
Bonds – convertible	630.7	630.7	667.6	667.6	13.1	(55.4)	(10.2)	15.1
Investments in associates(2)	4,628.3	4,999.3	6,494.4	5,492.3	(9.2)	(0.3)	(6.8)	(0.3)
Deconsolidation of non-insurance company(3)	—	—	—	—	—	171.3	—	171.3
Derivatives and other invested assets:
Equity total return swaps – long positions	1,246.1	25.0	406.3	8.1	121.1	4.9	48.7	(5.9)
Equity warrant forward contracts(4)	—	—	—	—	—	8.5	—	70.0
Equity warrants and options(4)	53.8	53.8	200.3	200.3	9.1	16.6	(135.8)	42.9
Total equity and equity related holdings	10,590.0	9,739.9	12,393.5	10,993.2	256.1	273.6	(821.9)	950.4

Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	(187.8)	(21.5)	(369.8)	(84.6)	(96.6)	61.0	(222.4)	127.0

Net equity exposures and financial effects	10,402.2		12,023.7		159.5	334.6	(1,044.3)	1,077.4
(1) Excludes other funds with a carrying value at June 30, 2020 of $185.7 (December 31, 2019 - $175.6) that are invested principally in fixed income securities.
(2) Excludes the company’s insurance and reinsurance investments in associates, joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(3) On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3.
(4) Includes the Atlas (formerly Seaspan) warrants and forward contracts described in note 6.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company's equity and equity-related holdings (long exposures net of short exposures) as a result of changes in global equity markets. The analysis assumes variations at June 30, 2020 of 10% and 20% (December 31, 2019 - 5% and 10%) which the company believes to be reasonably possible in the current economic environment of the COVID-19 pandemic.

	June 30, 2020
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease

Fair value of equity and equity-related holdings	6,822.4	6,297.1	5,773.9	5,252.2	4,731.9
Hypothetical $ change in net earnings	891.9	445.0	—	(443.4)	(885.3)
Hypothetical % change in fair value	18.2	9.1	—	(9.0)	(18.0)

	December 31, 2019
Change in global equity markets	10% increase	5% increase	No change	5% decrease	10% decrease

Fair value of equity and equity-related holdings	6,048.3	5,788.2	5,529.3	5,271.8	5,015.7
Hypothetical $ change in net earnings	433.9	216.4	—	(215.1)	(428.8)
Hypothetical % change in fair value	9.4	4.7	—	(4.7)	(9.3)

The change in fair value of non-insurance investments in associates and joint ventures have been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate or joint venture is generally recognized in the company’s consolidated financial reporting only upon disposition of the investment. The change in fair value of insurance and reinsurance investments in associates and joint ventures have also been excluded from each of the scenarios presented above as they are considered long term strategic holdings.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI of the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. See note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at June 30, 2020 compared to December 31, 2019.
Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $25,417.7 at June 30, 2020 compared to $25,139.8 at December 31, 2019.

The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	June 30, 2020	December 31, 2019	June 30, 2020		December 31, 2019
Holding company cash and investments (net of short sale and derivative obligations)	1,873.4	975.2	1,873.4		975.2

Borrowings – holding company	5,632.8	4,117.3	5,632.8		4,117.3
Borrowings – insurance and reinsurance companies	1,026.4	1,039.6	1,026.4		1,039.6
Borrowings – non-insurance companies	2,318.5	2,075.7	—		—
Total debt	8,977.7	7,232.6	6,659.2		5,156.9

Net debt(1)	7,104.3	6,257.4	4,785.8		4,181.7

Common shareholders’ equity	11,458.7	13,042.6	11,458.7		13,042.6
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	3,645.8	3,529.1	1,491.4		1,519.8
Total equity	16,440.0	17,907.2	14,285.6		15,897.9

Net debt/total equity	43.2%	34.9%	33.5%		26.3%
Net debt/net total capital(2)	30.2%	25.9%	25.1%		20.8%
Total debt/total capital(3)	35.3%	28.8%	31.8%		24.5%
Interest coverage(4)	n/a	6.5x	n/a	(6)	9.8x	(6)
Interest and preferred share dividend distribution coverage(5)	n/a	5.7x	n/a	(6)	7.9x	(6)
(1) Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).
(2) Net total capital is calculated by the company as the sum of total equity and net debt.
(3) Total capital is calculated by the company as the sum of total equity and total debt.
(4) Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5) Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividends adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
(6) Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.
Borrowings - holding company increased to $5,632.8 at June 30, 2020 from $4,117.3 at December 31, 2019, primarily reflecting $970.0 drawn on the company's credit facility (solely as a precaution, to support growth in the insurance and reinsurance companies in a favourable pricing environment and to support fluctuations in their investment portfolios due to the economic effects of the COVID-19 pandemic) and the issuance on April 29, 2020 of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030, partially offset by the impact of foreign exchange on the holding company's Canadian dollar denominated borrowings. The company used $500.0 of the net proceeds of $650.0 senior notes on April 29, 2020 to partially repay the amount drawn on its credit facility and made additional repayments totaling $300.0 in May 2020. Subsequent to June 30, 2020, the company repaid a further $270.0, leaving $700.0 borrowed on the facility.
Borrowings - insurance and reinsurance companies of $1,026.4 at June 30, 2020 remained stable compared to $1,039.6 at December 31, 2019.
Borrowings - non-insurance companies increased to $2,318.5 at June 30, 2020 from $2,075.7 at December 31, 2019, primarily reflecting increased borrowings at Recipe and other non-insurance companies on their revolving credit facilities to support their operations should it be needed as a result of the effects of the COVID-19 pandemic, and the consolidation of the borrowings of Horizon North, partially offset by the impact of foreign currency translation on Canadian dollar borrowings.
Common shareholders’ equity decreased to $11,458.7 at June 30, 2020 from $13,042.6 at December 31, 2019, primarily reflecting net loss attributable to shareholders of Fairfax ($824.4), payments of common and preferred share dividends ($297.6), other comprehensive loss ($171.2, comprised of net unrealized foreign currency translation losses on foreign operations ($244.0), share of other comprehensive loss of associates ($62.0) and net loss on defined benefit plans ($27.1), partially offset by net unrealized foreign currency translation losses reclassified to net loss ($161.9) on deconsolidation of European Run-off), and purchases of subordinate voting shares for use in share-based payment awards ($120.2) and for cancellation ($67.0).
Non-controlling interests increased to $3,645.8 at June 30, 2020 from $3,529.1 at December 31, 2019, primarily reflecting the deconsolidation of European Run-off and its investments in certain of the company's non-insurance subsidiaries ($340.4), and the consolidation of Horizon North, partially offset by non-controlling interests' share of net loss ($138.4) and other comprehensive loss ($129.4).
The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 30.2% at June 30, 2020 from 25.9% at December 31, 2019 primarily as a result of increased net debt and decreased net total capital. The increase in net debt was primarily due to increased borrowings by the holding company and the non-insurance companies as described in the preceding paragraphs, partially offset by increased holding company cash and investments. The decrease in net total capital was primarily due to decreased common shareholders' equity, partially offset by increased net debt, as described in the preceding paragraphs. The consolidated total debt/total capital ratio excluding consolidated non-insurance companies increased to 31.8% at June 30, 2020 from 24.5% at December 31, 2019 primarily due to increased total debt and decreased total capital (reflecting decreased common shareholders' equity, partially offset by increased total debt).

17. Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. On May 29, 2020 the company commenced consolidating Horizon North in the Non-insurance companies reporting segment, and on March 31, 2020 the European Run-off group, comprised primarily of RiverStone UK, Advent and TIG Barbados, was deconsolidated from the Run-off reporting segment. Those transactions are described in note 15. There were no other significant changes to the identifiable assets and liabilities by reporting segment at June 30, 2020 compared to December 31, 2019.

An analysis of pre-tax income (loss) by reporting segment for the three and six months ended June 30 is presented below:

Quarter ended June 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	430.2	1,102.4	712.5	120.0	659.7	1,224.6	88.9	364.4	4,702.7	—	—	—	—	4,702.7
Intercompany	3.6	27.5	3.7	—	3.6	12.9	—	33.6	84.9	—	—	—	(84.9)	—
	433.8	1,129.9	716.2	120.0	663.3	1,237.5	88.9	398.0	4,787.6	—	—	—	(84.9)	4,702.7
Net premiums written	403.2	935.4	580.0	115.8	418.4	790.7	44.4	267.6	3,555.5	—	—	—	—	3,555.5
Net premiums earned
External	329.7	882.1	573.5	141.2	423.3	691.6	58.6	233.5	3,333.5	—	—	—	—	3,333.5
Intercompany	(1.0)	3.7	(14.3)	(0.6)	(0.8)	(9.8)	(2.3)	25.1	—	—	—	—	—	—
	328.7	885.8	559.2	140.6	422.5	681.8	56.3	258.6	3,333.5	—	—	—	—	3,333.5
Underwriting expenses(1)	(309.9)	(884.4)	(553.3)	(133.1)	(485.4)	(668.2)	(56.0)	(256.5)	(3,346.8)	(18.7)	—	—	—	(3,365.5)
Underwriting profit (loss)	18.8	1.4	5.9	7.5	(62.9)	13.6	0.3	2.1	(13.3)	(18.7)	—	—	—	(32.0)
Interest income	15.6	49.7	23.5	6.2	16.5	34.6	3.3	15.0	164.4	6.5	6.3	17.3	(2.3)	192.2
Dividends	2.2	1.2	1.7	0.9	1.2	7.5	1.8	1.4	17.9	1.3	0.9	0.5	—	20.6
Investment expenses	(2.4)	(9.4)	(3.2)	(1.8)	(2.9)	(7.5)	(0.3)	(1.6)	(29.1)	(1.9)	(9.8)	—	33.0	(7.8)
Interest and dividends	15.4	41.5	22.0	5.3	14.8	34.6	4.8	14.8	153.2	5.9	(2.6)	17.8	30.7	205.0
Share of profit (loss) of associates	(2.6)	(3.2)	(4.1)	(2.4)	1.4	(1.6)	0.5	(7.4)	(19.4)	(2.7)	(55.4)	54.4	—	(23.1)
Other
Revenue	—	—	—	—	—	—	—	—	—	—	918.2	—	(12.6)	905.6
Expenses	—	—	—	—	—	—	—	—	—	—	(940.5)	—	2.1	(938.4)
	—	—	—	—	—	—	—	—	—	—	(22.3)	—	(10.5)	(32.8)
Operating income (loss)	31.6	39.7	23.8	10.4	(46.7)	46.6	5.6	9.5	120.5	(15.5)	(80.3)	72.2	20.2	117.1
Net gains (losses) on investments	29.1	64.8	63.0	(4.3)	77.5	201.6	17.0	37.7	486.4	22.7	30.5	104.5	—	644.1
Interest expense	(0.4)	(1.5)	(1.1)	(0.9)	(4.7)	(8.0)	(0.1)	(0.4)	(17.1)	(0.2)	(43.5)	(61.6)	0.2	(122.2)
Corporate overhead and other	(1.2)	(0.7)	(6.4)	(2.0)	(2.3)	(22.2)	(2.4)	(0.3)	(37.5)	—	—	(19.7)	(33.0)	(90.2)
Pre-tax income (loss)	59.1	102.3	79.3	3.2	23.8	218.0	20.1	46.5	552.3	7.0	(93.3)	95.4	(12.6)	548.8
Income taxes														(122.5)
Net earnings														426.3

Attributable to:
Shareholders of Fairfax														434.9
Non-controlling interests														(8.6)
														426.3
(1) Underwriting expenses for segment reporting were comprised as shown below for the quarter ended June 30, 2020. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	207.4	652.8	355.7	91.8	342.2	527.8	38.1	164.3	2,380.1
Commissions	54.0	167.5	89.9	16.6	105.7	66.6	9.1	50.8	560.2
Premium acquisition costs and other underwriting expenses	49.8	80.6	108.9	45.1	57.4	99.1	13.4	57.0	511.3
Underwriting expenses - accident year	311.2	900.9	554.5	153.5	505.3	693.5	60.6	272.1	3,451.6
Net favourable claims reserve development	(1.3)	(16.5)	(1.2)	(20.4)	(19.9)	(25.3)	(4.6)	(15.6)	(104.8)
Underwriting expenses - calendar year	309.9	884.4	553.3	133.1	485.4	668.2	56.0	256.5	3,346.8

Quarter ended June 30, 2019

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	408.5	969.6	724.5	157.0	594.4	999.6	98.7	376.9	4,329.2	6.2	—	—	—	4,335.4
Intercompany	2.7	16.8	5.0	—	29.4	17.0	—	18.5	89.4	(3.9)	—	—	(85.5)	—
	411.2	986.4	729.5	157.0	623.8	1,016.6	98.7	395.4	4,418.6	2.3	—	—	(85.5)	4,335.4
Net premiums written	382.6	856.4	600.3	154.0	391.5	656.5	52.5	278.7	3,372.5	(18.2)	—	—	—	3,354.3
Net premiums earned
External	299.3	786.0	539.0	183.2	400.0	626.4	50.1	243.3	3,127.3	31.9	—	—	—	3,159.2
Intercompany	(2.0)	5.2	(9.6)	(0.5)	16.6	—	(2.5)	11.4	18.6	(18.6)	—	—	—	—
	297.3	791.2	529.4	182.7	416.6	626.4	47.6	254.7	3,145.9	13.3	—	—	—	3,159.2
Underwriting expenses(1)	(294.7)	(764.3)	(516.4)	(154.3)	(399.7)	(613.5)	(46.6)	(255.4)	(3,044.9)	(50.9)	—	—	—	(3,095.8)
Underwriting profit (loss)	2.6	26.9	13.0	28.4	16.9	12.9	1.0	(0.7)	101.0	(37.6)	—	—	—	63.4
Interest income	15.3	46.8	23.6	9.1	19.9	43.6	3.9	18.6	180.8	14.6	6.1	5.5	(2.4)	204.6
Dividends	1.4	6.3	1.2	0.5	0.6	3.6	4.1	1.8	19.5	2.8	2.1	0.8	—	25.2
Investment expenses	(2.7)	(9.3)	(3.5)	(1.8)	(2.6)	(8.8)	(0.3)	(3.3)	(32.3)	(3.9)	(10.4)	(0.5)	38.9	(8.2)
Interest and dividends	14.0	43.8	21.3	7.8	17.9	38.4	7.7	17.1	168.0	13.5	(2.2)	5.8	36.5	221.6
Share of profit (loss) of associates	(3.9)	18.5	25.8	1.3	3.1	16.7	(1.1)	0.6	61.0	11.3	84.9	(14.0)	—	143.2
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,468.7	—	—	1,468.7
Expenses	—	—	—	—	—	—	—	—	—	—	(1,437.0)	—	2.4	(1,434.6)
	—	—	—	—	—	—	—	—	—	—	31.7	—	2.4	34.1
Operating income (loss)	12.7	89.2	60.1	37.5	37.9	68.0	7.6	17.0	330.0	(12.8)	114.4	(8.2)	38.9	462.3
Net gains (losses) on investments	(11.3)	83.8	63.5	9.9	29.2	67.5	57.2	37.2	337.0	37.1	27.6	46.9	—	448.6
Interest expense	(0.5)	(2.0)	(1.3)	(0.9)	(6.1)	(7.3)	(0.1)	(0.6)	(18.8)	(1.8)	(42.3)	(59.0)	—	(121.9)
Corporate overhead and other	(1.2)	(2.2)	(5.9)	(2.0)	(2.3)	(13.3)	(2.4)	(0.2)	(29.5)	—	—	5.4	(38.9)	(63.0)
Pre-tax income (loss)	(0.3)	168.8	116.4	44.5	58.7	114.9	62.3	53.4	618.7	22.5	99.7	(14.9)	—	726.0
Income taxes														(146.5)
Net earnings														579.5

Attributable to:
Shareholders of Fairfax														494.3
Non-controlling interests														85.2
														579.5
(1) Underwriting expenses for segment reporting were comprised as shown below for the quarter ended June 30, 2019. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	206.4	540.0	332.5	105.4	240.6	419.3	34.8	166.5	2,045.5
Commissions	47.5	152.4	84.2	19.4	107.5	68.0	6.0	45.7	530.7
Premium acquisition costs and other underwriting expenses	49.9	76.1	101.5	51.4	53.5	101.4	14.2	61.7	509.7
Underwriting expenses - accident year	303.8	768.5	518.2	176.2	401.6	588.7	55.0	273.9	3,085.9
Net (favourable) adverse claims reserve development	(9.1)	(4.2)	(1.8)	(21.9)	(1.9)	24.8	(8.4)	(18.5)	(41.0)
Underwriting expenses - calendar year	294.7	764.3	516.4	154.3	399.7	613.5	46.6	255.4	3,044.9

Six months ended June 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	774.3	2,033.3	1,481.3	377.9	1,274.1	2,328.4	211.3	851.3	9,331.9	146.5	—	—	—	9,478.4
Intercompany	3.9	47.5	12.0	—	8.4	27.7	—	57.7	157.2	—	—	—	(157.2)	—
	778.2	2,080.8	1,493.3	377.9	1,282.5	2,356.1	211.3	909.0	9,489.1	146.5	—	—	(157.2)	9,478.4
Net premiums written	712.2	1,799.7	1,230.5	370.0	866.2	1,592.1	105.1	579.6	7,255.4	146.5	—	—	—	7,401.9
Net premiums earned
External	668.2	1,695.0	1,181.1	305.5	817.3	1,303.1	117.8	503.9	6,591.9	129.4	—	—	—	6,721.3
Intercompany	(6.3)	8.3	(19.2)	(1.2)	2.6	(18.2)	(5.9)	41.4	1.5	(1.5)	—	—	—	—
	661.9	1,703.3	1,161.9	304.3	819.9	1,284.9	111.9	545.3	6,593.4	127.9	—	—	—	6,721.3
Underwriting expenses(1)	(631.6)	(1,689.2)	(1,140.3)	(276.9)	(879.5)	(1,237.2)	(113.1)	(535.8)	(6,503.6)	(165.4)	—	—	—	(6,669.0)
Underwriting profit (loss)	30.3	14.1	21.6	27.4	(59.6)	47.7	(1.2)	9.5	89.8	(37.5)	—	—	—	52.3
Interest income	33.3	96.0	50.4	13.7	37.4	71.5	7.4	28.0	337.7	18.1	13.4	34.3	(4.6)	398.9
Dividends	3.7	3.4	2.0	1.1	1.7	12.6	3.9	2.2	30.6	2.7	4.7	0.6	—	38.6
Investment expenses	(5.0)	(15.6)	(6.8)	(3.6)	(5.7)	(14.9)	(0.6)	(3.5)	(55.7)	(5.8)	33.8	(1.0)	14.1	(14.6)
Interest and dividends	32.0	83.8	45.6	11.2	33.4	69.2	10.7	26.7	312.6	15.0	51.9	33.9	9.5	422.9
Share of profit (loss) of associates	(11.2)	11.8	(25.1)	(15.2)	(11.7)	9.1	4.2	(18.2)	(56.3)	(15.8)	(49.2)	(107.0)	—	(228.3)
Other
Revenue	—	—	—	—	—	—	—	—	—	—	2,099.2	—	(12.6)	2,086.6
Expenses	—	—	—	—	—	—	—	—	—	—	(2,216.2)	—	4.5	(2,211.7)
	—	—	—	—	—	—	—	—	—	—	(117.0)	—	(8.1)	(125.1)
Operating income (loss)	51.1	109.7	42.1	23.4	(37.9)	126.0	13.7	18.0	346.1	(38.3)	(114.3)	(73.1)	1.4	121.8
Net gains (losses) on investments	(97.6)	(244.6)	(205.6)	(64.6)	(7.4)	17.9	(24.0)	(101.5)	(727.4)	(155.4)	(111.2)	98.6	—	(895.4)
Gain (loss) on deconsolidation of insurance subsidiary	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(0.7)	(3.4)	(2.4)	(1.9)	(9.4)	(15.3)	(0.2)	(0.9)	(34.2)	(1.9)	(89.7)	(112.2)	0.1	(237.9)
Corporate overhead and other	(2.4)	(1.5)	(11.0)	(4.0)	(4.6)	(40.5)	(5.2)	(0.3)	(69.5)	—	—	(94.6)	(14.1)	(178.2)
Pre-tax income (loss)	(49.6)	(170.3)	(202.7)	(47.1)	(59.3)	88.1	(15.7)	(84.7)	(541.3)	(204.6)	(315.2)	1.1	(12.6)	(1,072.6)
Income taxes														109.8
Net loss														(962.8)

Attributable to:
Shareholders of Fairfax														(824.4)
Non-controlling interests														(138.4)
														(962.8)
(1) Underwriting expenses for segment reporting were comprised as shown below for the six months ended June 30, 2020. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	418.5	1,253.8	731.1	196.7	580.2	936.0	76.7	338.9	4,531.9
Commissions	108.8	335.5	192.6	35.4	208.6	124.8	17.5	103.2	1,126.4
Premium acquisition costs and other underwriting expenses	102.4	158.7	219.0	92.8	125.0	201.7	28.2	118.6	1,046.4
Underwriting expenses - accident year	629.7	1,748.0	1,142.7	324.9	913.8	1,262.5	122.4	560.7	6,704.7
Net (favourable) adverse claims reserve development	1.9	(58.8)	(2.4)	(48.0)	(34.3)	(25.3)	(9.3)	(24.9)	(201.1)
Underwriting expenses - calendar year	631.6	1,689.2	1,140.3	276.9	879.5	1,237.2	113.1	535.8	6,503.6

Six months ended June 30, 2019

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	693.3	1,832.5	1,357.6	433.5	1,175.7	1,968.4	212.1	797.3	8,470.4	591.6	—	—	—	9,062.0
Intercompany	3.0	31.1	11.1	—	34.8	27.8	—	44.8	152.6	2.4	—	—	(155.0)	—
	696.3	1,863.6	1,368.7	433.5	1,210.5	1,996.2	212.1	842.1	8,623.0	594.0	—	—	(155.0)	9,062.0
Net premiums written	639.8	1,654.9	1,140.0	427.1	825.2	1,384.2	105.3	556.2	6,732.7	563.1	—	—	—	7,295.8
Net premiums earned
External	582.6	1,500.1	1,044.1	364.4	788.2	1,193.0	98.5	468.3	6,039.2	642.6	—	—	—	6,681.8
Intercompany	(3.8)	8.4	(15.7)	(1.1)	18.8	(1.8)	(5.4)	30.4	29.8	(29.8)	—	—	—	—
	578.8	1,508.5	1,028.4	363.3	807.0	1,191.2	93.1	498.7	6,069.0	612.8	—	—	—	6,681.8
Underwriting expenses(1)	(575.5)	(1,440.4)	(1,004.2)	(295.7)	(778.3)	(1,191.2)	(91.6)	(502.7)	(5,879.6)	(675.8)	—	—	—	(6,555.4)
Underwriting profit (loss)	3.3	68.1	24.2	67.6	28.7	—	1.5	(4.0)	189.4	(63.0)	—	—	—	126.4
Interest income	29.2	89.7	45.4	18.3	39.6	84.5	8.0	35.4	350.1	32.7	14.3	21.7	(4.7)	414.1
Dividends	6.6	12.6	6.0	3.0	1.4	11.4	5.0	2.4	48.4	6.1	4.2	1.1	—	59.8
Investment expenses	(6.0)	(15.8)	(6.9)	(3.7)	(5.8)	(16.3)	(0.5)	(5.1)	(60.1)	(7.3)	(20.5)	(1.9)	73.4	(16.4)
Interest and dividends	29.8	86.5	44.5	17.6	35.2	79.6	12.5	32.7	338.4	31.5	(2.0)	20.9	68.7	457.5
Share of profit (loss) of associates	(6.6)	52.6	12.5	(8.5)	(6.3)	11.2	(0.1)	(5.9)	48.9	0.7	93.5	122.4	—	265.5
Other
Revenue	—	—	—	—	—	—	—	—	—	—	2,496.6	—	—	2,496.6
Expenses	—	—	—	—	—	—	—	—	—	—	(2,432.4)	—	4.7	(2,427.7)
	—	—	—	—	—	—	—	—	—	—	64.2	—	4.7	68.9
Operating income (loss)	26.5	207.2	81.2	76.7	57.6	90.8	13.9	22.8	576.7	(30.8)	155.7	143.3	73.4	918.3
Net gains (losses) on investments	(18.8)	219.6	173.8	17.6	62.9	157.8	168.4	76.1	857.4	155.1	64.2	95.8	—	1,172.5
Interest expense	(0.8)	(4.0)	(2.7)	(1.9)	(10.2)	(14.6)	(0.2)	(0.9)	(35.3)	(3.7)	(82.8)	(111.7)	—	(233.5)
Corporate overhead and other	(2.6)	(7.0)	(10.6)	(4.0)	(4.6)	(30.5)	(5.4)	(1.3)	(66.0)	—	—	5.8	(73.4)	(133.6)
Pre-tax income	4.3	415.8	241.7	88.4	105.7	203.5	176.7	96.7	1,332.8	120.6	137.1	133.2	—	1,723.7
Income taxes														(329.6)
Net earnings														1,394.1

Attributable to:
Shareholders of Fairfax														1,263.5
Non-controlling interests														130.6
														1,394.1
(1) Underwriting expenses for segment reporting were comprised as shown below for the six months ended June 30, 2019. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	416.4	1,022.3	648.7	212.2	451.7	776.5	65.7	317.1	3,910.6
Commissions	95.7	308.6	159.6	39.2	214.1	132.2	11.1	86.9	1,047.4
Premium acquisition costs and other underwriting expenses	95.8	149.6	198.4	103.2	114.4	202.9	28.2	119.9	1,012.4
Underwriting expenses - accident year	607.9	1,480.5	1,006.7	354.6	780.2	1,111.6	105.0	523.9	5,970.4
Net (favourable) adverse claims reserve development	(32.4)	(40.1)	(2.5)	(58.9)	(1.9)	79.6	(13.4)	(21.2)	(90.8)
Underwriting expenses - calendar year	575.5	1,440.4	1,004.2	295.7	778.3	1,191.2	91.6	502.7	5,879.6

Revenue and expenses of the Non-insurance companies reporting segment were comprised as follows:

	Second quarter
	2020					2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	315.3	59.0	12.6	531.3	918.2	506.8	109.6	358.8	493.5	1,468.7
Expenses	(359.3)	(60.4)	(35.7)	(485.1)	(940.5)	(485.3)	(101.1)	(352.0)	(498.6)	(1,437.0)
Pre-tax income (loss) before interest expense and other(5)	(44.0)	(1.4)	(23.1)	46.2	(22.3)	21.5	8.5	6.8	(5.1)	31.7

	First six months
	2020					2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	701.1	143.3	173.3	1,081.5	2,099.2	955.6	222.7	573.8	744.5	2,496.6
Expenses	(832.4)	(134.7)	(206.0)	(1,043.1)	(2,216.2)	(926.7)	(196.4)	(569.0)	(740.3)	(2,432.4)
Pre-tax income (loss) before interest expense and other(5)	(131.3)	8.6	(32.7)	38.4	(117.0)	28.9	26.3	4.8	4.2	64.2
(1) Comprised primarily of Recipe and its subsidiaries The Keg, St-Hubert, Pickle Barrel and Original Joe's, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.
(2) Comprised of Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.
(3) Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4) Comprised primarily of AGT (consolidated on April 17, 2019), Horizon North (acquired on May 29, 2020) and its subsidiary Dexterra, Grivalia Properties (deconsolidated on May 17, 2019), Fairfax Africa and its subsidiary CIG (consolidated January 4, 2019), Mosaic Capital, Boat Rocker, Pethealth and Rouge Media.
(5) Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

18. Expenses
Expenses in the consolidated statement of earnings for the three and six months ended June 30 were comprised as follows:

	Second quarter
	2020			2019
	Insurance and reinsurance companies	Non-insurance companies	Total	Insurance and reinsurance companies	Non-insurance companies	Total
Losses and loss adjustment expenses	2,202.1	—	2,202.1	1,943.6	—	1,943.6
Non-insurance companies' cost of sales	—	560.6	560.6	—	973.2	973.2
Wages and salaries	326.2	93.0	419.2	320.9	197.9	518.8
Depreciation, amortization and impairment charges	57.9	126.3	184.2	55.8	88.7	144.5
Employee benefits	75.8	21.5	97.3	79.2	31.0	110.2
Premium taxes	57.0	—	57.0	55.0	—	55.0
Audit, legal and other professional fees	34.3	10.8	45.1	33.5	11.9	45.4
Information technology costs	43.2	7.6	50.8	38.5	6.8	45.3
Share-based payments to directors and employees	26.3	2.0	28.3	23.5	4.6	28.1
Non-insurance companies' marketing costs	—	10.3	10.3	—	27.3	27.3
Short-term, low value and other lease costs	3.9	5.6	9.5	4.2	15.7	19.9
Administrative expense and other	69.3	100.7	170.0	69.4	77.5	146.9
Losses on claims, net, operating expenses and other expenses(1)(2)	2,896.0	938.4	3,834.4	2,623.6	1,434.6	4,058.2
Commissions, net (note 9)(3)	559.7	—	559.7	535.2	—	535.2
Interest expense (note 10)(3)	78.9	43.3	122.2	79.6	42.3	121.9
	3,534.6	981.7	4,516.3	3,238.4	1,476.9	4,715.3

	First six months
	2020			2019
	Insurance and reinsurance companies	Non-insurance companies	Total	Insurance and reinsurance companies	Non-insurance companies	Total
Losses and loss adjustment expenses	4,307.3	—	4,307.3	4,270.9	—	4,270.9
Non-insurance companies' cost of sales	—	1,323.6	1,323.6	—	1,560.4	1,560.4
Wages and salaries	659.8	287.7	947.5	635.8	374.4	1,010.2
Depreciation, amortization and impairment charges	117.7	271.5	389.2	114.2	159.5	273.7
Employee benefits	169.3	51.0	220.3	163.9	59.6	223.5
Premium taxes	116.3	—	116.3	107.0	—	107.0
Information technology costs	90.0	14.3	104.3	75.0	14.4	89.4
Audit, legal and other professional fees	66.4	22.0	88.4	65.8	22.7	88.5
Share-based payments to directors and employees	50.3	(1.5)	48.8	41.1	7.7	48.8
Non-insurance companies' marketing costs	—	29.6	29.6	—	49.1	49.1
Short-term, low value and other lease costs	7.9	16.8	24.7	8.3	32.9	41.2
Administrative expense and other	144.5	196.7	341.2	143.0	147.0	290.0
Losses on claims, net, operating expenses and other expenses(1)(2)	5,729.5	2,211.7	7,941.2	5,625.0	2,427.7	8,052.7
Commissions, net (note 9)(3)	1,117.7	—	1,117.7	1,064.0	—	1,064.0
Interest expense (note 10)(3)	148.3	89.6	237.9	150.7	82.8	233.5
	6,995.5	2,301.3	9,296.8	6,839.7	2,510.5	9,350.2
(1) Expenses of the insurance and reinsurance companies, excluding commissions, net and interest expense, are comprised of losses on claims, net and operating expenses as presented in the consolidated statement of earnings.
(2) Expenses of the non-insurance companies, excluding commissions, net and interest expense, are presented as other expenses in the consolidated statement of earnings.
(3) Presented as separate lines in the consolidated statement of earnings.

19. Supplementary Cash Flow Information
Cash and cash equivalents included on the consolidated balance sheets were comprised as follows:

	June 30, 2020
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	133.4	747.1	880.5	0.7	—	0.7	134.1	747.1	881.2
Subsidiary cash and short term investments	2,918.2	1,008.3	3,926.5	356.8	251.6	608.4	3,275.0	1,259.9	4,534.9
Subsidiary assets pledged for short sale and derivative obligations	—	15.2	15.2	—	—	—	—	15.2	15.2
Fairfax India	46.3	19.4	65.7	28.7	5.3	34.0	75.0	24.7	99.7
Fairfax Africa	42.4	45.0	87.4	18.6	—	18.6	61.0	45.0	106.0
	3,140.3	1,835.0	4,975.3	404.8	256.9	661.7	3,545.1	2,091.9	5,637.0

	December 31, 2019
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	98.8	84.5	183.3	0.6	—	0.6	99.4	84.5	183.9
Subsidiary cash and short term investments	1,934.7	1,355.0	3,289.7	469.4	195.4	664.8	2,404.1	1,550.4	3,954.5
Fairfax India	67.0	19.1	86.1	18.6	—	18.6	85.6	19.1	104.7
Fairfax Africa	77.9	0.8	78.7	7.5	—	7.5	85.4	0.8	86.2
Assets held for sale (note 15)	160.5	65.0	225.5	54.0	4.2	58.2	214.5	69.2	283.7
	2,338.9	1,524.4	3,863.3	550.1	199.6	749.7	2,889.0	1,724.0	4,613.0
Details of certain cash flows included in the consolidated statements of cash flows for the three and six months ended June 30 were as follows:

	Second quarter		First six months
	2020	2019	2020	2019
Net (purchases) sales of investments classified at FVTPL
Short term investments	(443.1)	(3,608.0)	934.0	(3,957.9)
Bonds	(450.0)	2,534.2	(1,448.0)	2,971.3
Preferred stocks	(0.2)	(23.7)	(11.6)	(47.7)
Common stocks	(88.3)	78.5	33.1	127.2
Derivatives and short sales	(68.9)	22.1	(359.3)	(35.1)
	(1,050.5)	(996.9)	(851.8)	(942.2)

Net interest and dividends received
Interest and dividends received	207.3	191.5	408.7	377.6
Interest paid on borrowings	(87.8)	(92.5)	(160.6)	(174.7)
Interest paid on lease liabilities	(13.8)	(14.7)	(28.0)	(30.7)
	105.7	84.3	220.1	172.2

Net income taxes (received) paid	30.8	(52.1)	(8.4)	(77.3)

20. Related Party Transactions

During the second quarter of 2020 Prem Watsa, the company’s Chair and CEO, indirectly acquired 482,600 subordinate voting shares of the company on the open market for an aggregate cost of $148.9, which increased Mr. Watsa's voting power over the company's outstanding shares to 43.6% at June 30, 2020 from 42.5% at December 31, 2019.
Pursuant to the proposed merger of Fairfax Africa and Helios Holdings Limited described in note 15, the company expects to acquire Fairfax Africa's 42.4% equity interest in Atlas Mara for consideration of approximately $40 in the third quarter of 2020.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of July 30, 2020)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three and six months ended June 30, 2020, and the notes to the MD&A contained in the company's 2019 Annual Report.

(2)Management analyzes and assesses the underlying insurance and reinsurance and run-off operations, and the financial position of the consolidated group, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies.

(3)The company presents information on gross premiums written and net premiums written throughout this MD&A. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These performance measures are used in the insurance industry and by management primarily to evaluate business volumes.

(4)The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio) and combined ratio points (expressing a particular loss such as a catastrophe loss as a percentage of net premiums earned). All of the ratios described above are calculated from information disclosed in note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2020 and are used by management for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry.

(5)The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or an individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or an individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms “total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively on the company's long and short equity total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

(6)The measures "pre-tax income (loss) before net gains (losses) on investments", "net realized gains (losses) on investments", "pre-tax income (loss) including net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" are presented separately in this MD&A, consistent with the manner in which management reviews the results of the company's investment management strategies. The two measures "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are performance measures derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the interim consolidated financial statements for the three and six months ended June 30, 2020, and their sum is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

(7)In this MD&A "long equity exposures" and "short equity exposures" refer to long and short positions respectively, in equity and equity-related instruments held for investment purposes, and "net equity exposures and financial effects" refers to the company's long equity exposures net of its short equity exposures. "Long equity exposures" exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long term strategic holdings, and investment funds that are invested principally in fixed income securities. For details, see note 16 (Financial Risk Management, under the heading of "Market risk") to the interim consolidated financial statements for the three and six months ended June 30, 2020.

(8)Ratios presented in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those ratios are used by the company to assess the amount of leverage employed in its operations. The company also presents an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's interim consolidated financial statements for the three and six months ended June 30, 2020 and are explained in note 16 (Financial Risk Management, under the heading of "Capital Management") thereto.

(9)Book value per basic share (also referred to as book value per share or common shareholders' equity per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 11 (Total Equity, under the heading of "Common stock") respectively to the interim consolidated financial statements for the three and six months ended June 30, 2020.

(10)References in this MD&A to the company's insurance and reinsurance operations do not include the company's run-off operations, consistent with the presentation in note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2020.

(11)Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented for the insurance and reinsurance subsidiaries in this MD&A as management believes this amount to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This performance measure is calculated from amounts that comprise cash provided by (used in) operating activities in the consolidated statement of cash flows.

Business Developments
        Acquisitions and Divestitures
For a description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2020.
        COVID-19
For a discussion of the impacts of the COVID-19 pandemic, see note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2020.

Sources of Income

Income in the interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019 is shown in the table that follows.

	Second quarter		First six months
	2020	2019	2020	2019
Net premiums earned - Insurance and Reinsurance
Northbridge	328.7	297.3	661.9	578.8
Odyssey Group	885.8	791.2	1,703.3	1,508.5
Crum & Forster	559.2	529.4	1,161.9	1,028.4
Zenith National	140.6	182.7	304.3	363.3
Brit	422.5	416.6	819.9	807.0
Allied World	681.8	626.4	1,284.9	1,191.2
Fairfax Asia	56.3	47.6	111.9	93.1
Other	258.6	254.7	545.3	498.7
	3,333.5	3,145.9	6,593.4	6,069.0
Run-off	—	13.3	127.9	612.8
	3,333.5	3,159.2	6,721.3	6,681.8
Interest and dividends	205.0	221.6	422.9	457.5
Share of profit (loss) of associates	(23.1)	143.2	(228.3)	265.5
Net gains (losses) on investments	644.1	448.6	(895.4)	1,172.5
Gain on deconsolidation of insurance subsidiary	—	—	117.1	—
Other(1)	905.6	1,468.7	2,086.6	2,496.6
	5,065.1	5,441.3	8,224.2	11,073.9
(1) Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe and its subsidiaries The Keg, Pickle Barrel, St-Hubert and Original Joe's, Thomas Cook India and its subsidiary Sterling Resorts, AGT (consolidated on April 17, 2019), Toys "R" Us Canada, and Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. Also included is the revenue earned by Mosaic Capital, Boat Rocker, Horizon North (acquired on May 29, 2020) and its subsidiary Dexterra, Praktiker, Sporting Life, Golf Town, Grivalia Properties (deconsolidated on May 17, 2019), Pethealth, Fairfax Africa and its subsidiary CIG (consolidated on January 4, 2019), Kitchen Stuff Plus, Rouge Media and William Ashley.
Income of $5,065.1 in the second quarter of 2020 decreased from $5,441.3 in the second quarter of 2019 principally as a result of decreased other revenue and share of loss of associates in the second quarter of 2020 compared to share of profit of associates in the second quarter of 2019, partially offset by increases in net gains on investments and net premiums earned.
Income of $8,224.2 in the first six months of 2020 decreased from $11,073.9 in the first six months of 2019 principally as a result of net losses on investments and share of loss of associates in the first six months of 2020 compared to net gains on investments and share of profit of associates in the first six months of 2019 and decreased other revenue, partially offset by a gain on deconsolidation of insurance subsidiary and increased net premiums earned.
The increase in net premiums earned by the company’s insurance and reinsurance operations in the second quarter of 2020 reflected increases at Odyssey Group ($94.6, 12.0%), Allied World ($55.4, 8.8%), Northbridge ($31.4, 10.6%, inclusive of the unfavourable effect of foreign currency translation), Crum & Forster ($29.8, 5.6%), Fairfax Asia ($8.7, 18.3%), Brit ($5.9, 1.4%) and Insurance and Reinsurance – Other ($3.9, 1.5%), partially offset by a decrease at Zenith National ($42.1, 23.0%).
The increase in net premiums earned by the company’s insurance and reinsurance operations in the first six months of 2020 reflected increases at Odyssey Group ($194.8, 12.9%), Crum & Forster ($133.5, 13.0%), Allied World ($93.7, 7.9%), Northbridge ($83.1, 14.4%, inclusive of the unfavourable effect of foreign currency translation), Insurance and Reinsurance – Other ($46.6, 9.3%), Fairfax Asia ($18.8, 20.2%) and Brit ($12.9, 1.6%), partially offset by a decrease at Zenith National ($59.0, 16.2%). Net premiums earned at Run-off in the first six months of 2020 and 2019 principally reflected the impact of the first quarter 2020 Part VII transfer and reinsurance transactions and first quarter 2019 reinsurance transaction described in the Run-off section of this MD&A.
An analysis of interest and dividends, share of profit (loss) of associates and net gains (losses) on investments for the second quarters and first six months of 2020 and 2019 is provided in the Investments section of this MD&A.
The decrease in other revenue to $905.6 and $2,086.6 in the second quarter and first six months of 2020 from $1,468.7 and $2,496.6 in the second quarter and first six months of 2019 principally reflected the impact of temporary closures related to COVID-19 at Thomas Cook India, Restaurants and retail and Fairfax India, partially offset by the consolidation of AGT (on April 17, 2019). Refer to the Non-insurance companies section of this MD&A for further details.

In order to normalize the comparison of the second quarter and first six months of 2020 to the second quarter and first six months of 2019, the table which follows presents net premiums written by the company’s insurance and reinsurance operations, excluding net premiums written of companies acquired during 2019 (comprised of the acquisitions of ARX Insurance on February 14, 2019 and Universalna on November 6, 2019). The discussion of net premiums written that follows the table refers to the "as adjusted" results.

	Second quarter
	As adjusted			As presented in the interim consolidated financial statements
Net premiums written - Insurance and Reinsurance	2020	2019	% change year-over-year	2020	2019	% change year-over-year
Northbridge	403.2	382.6	5.4%	403.2	382.6	5.4%
Odyssey Group	935.4	856.4	9.2%	935.4	856.4	9.2%
Crum & Forster	580.0	600.3	(3.4)%	580.0	600.3	(3.4)%
Zenith National	115.8	154.0	(24.8)%	115.8	154.0	(24.8)%
Brit	418.4	391.5	6.9%	418.4	391.5	6.9%
Allied World	790.7	656.5	20.4%	790.7	656.5	20.4%
Fairfax Asia	44.4	52.5	(15.4)%	44.4	52.5	(15.4)%
Other(1)	236.2	256.8	(8.0)%	267.6	278.7	(4.0)%
	3,524.1	3,350.6	5.2%	3,555.5	3,372.5	5.4%
(1) Excludes net premiums written by ARX Insurance of $23.7 and $21.9 and by Universalna of $7.7 and nil in the second quarter of 2020 and 2019 respectively.

	First six months
	As adjusted			As presented in the interim consolidated financial statements
Net premiums written - Insurance and Reinsurance	2020	2019	% change year-over-year	2020	2019	% change year-over-year
Northbridge	712.2	639.8	11.3%	712.2	639.8	11.3%
Odyssey Group	1,799.7	1,654.9	8.7%	1,799.7	1,654.9	8.7%
Crum & Forster	1,230.5	1,140.0	7.9%	1,230.5	1,140.0	7.9%
Zenith National	370.0	427.1	(13.4)%	370.0	427.1	(13.4)%
Brit	866.2	825.2	5.0%	866.2	825.2	5.0%
Allied World	1,592.1	1,384.2	15.0%	1,592.1	1,384.2	15.0%
Fairfax Asia	105.1	105.3	(0.2)%	105.1	105.3	(0.2)%
Other(1)	513.8	521.8	(1.5)%	579.6	556.2	4.2%
	7,189.6	6,698.3	7.3%	7,255.4	6,732.7	7.8%
(1) Excludes net premiums written by ARX Insurance of $51.4 and $34.4 and by Universalna of $14.4 and nil in the first six months of 2020 and 2019 respectively.

Northbridge’s net premiums written increased by 5.4% and 11.3% in the second quarter and first six months of 2020. In Canadian dollar terms, Northbridge’s net premiums written increased by 8.9% and 13.9%, primarily due to price increases across the group, strong retention of renewal business and growth in new business, partially offset by returned premium due to reduced exposure from the COVID-19 closures (primarily related to automobile lines).

Odyssey Group's net premiums written increased by 9.2% in the second quarter, principally reflecting growth in U.S. Insurance (principally reflecting an increase in U.S. crop, financial products and professional liability), North America (growth in U.S. property and U.S. casualty reinsurance) and London Market (growth at London branch). Odyssey Group's net premiums written increased by 8.7% in the first six months of 2020, principally reflecting growth in North America (growth in U.S. property and U.S. casualty), U.S. Insurance (principally reflecting an increase in financial products, professional liability and liability and package), and London Market (growth at Newline).
Crum & Forster's net premiums written decreased by 3.4% in the second quarter, principally reflecting reduced exposure stemming from decreased economic activity associated with COVID-19, partially offset by strong price increases across the group. Crum & Forster's net premiums written increased by 7.9% and first six months of 2020, primarily reflecting growth in surety, credit and programs, and accident and health, partially offset by reduced exposure resulting from decreased economic activity associated with COVID-19.
Zenith National's net premiums written decreased by 24.8% and 13.4% in the second quarter and first six months of 2020, primarily reflected lower payroll exposure due to COVID-19 and price decreases in the workers' compensation business.

Brit's net premiums written increased by 6.9% and 5.0% in the second quarter and first six months of 2020, reflecting growth in core lines of business generated by increased contribution from underwriting initiatives launched in recent years (primarily related to Brit's U.S. operations) and price increases across most lines of business, partially offset by reductions in non-core lines of business through active portfolio management.
Allied World's net premiums written increased by 20.4% and 15.0% in the second quarter and first six months of 2020, primarily due to improved pricing and growth across both the insurance segment (primarily North American and Global Markets platforms relating to excess casualty and professional lines) and the reinsurance segment (primarily related to North American property, casualty and professional liability treaties).
Fairfax Asia's net premiums written decreased by 15.4% and 0.2% in the second quarter and first six months of 2020, principally reflecting decreases in automobile premiums at Pacific Insurance and AMAG Insurance resulting from reduced exposure as a result of COVID-19 and lower retention as a result of the automobile business at AMAG Insurance being principally retained reducing the overall retention rate, partially offset by increased business volume by Falcon on its 25% quota share reinsurance participation in the net underwriting result of First Capital’s insurance portfolio and higher premium retention at Falcon.
Insurance and Reinsurance – Other's net premiums written decreased by 8.0% and 1.5% in the second quarter and first six months of 2020, principally reflecting decreases at Bryte Insurance (reflecting the unfavourable impact of foreign currency translation) and Fairfax Latin America (reflecting the unfavourable impact of foreign currency translation and lower economic activity due to the COVID-19 impacts and lower premium retention at Fairfax Latam), partially offset by an increase at Group Re.

Sources of Net Earnings

The table below presents the sources of the company's net earnings for the three and six months ended June 30, 2020 and 2019 using amounts presented in note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2020, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. In that table, combined ratios and underwriting results for each of the insurance and reinsurance segments is shown separately. Operating income (loss) as presented for the insurance and reinsurance, Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company's investment management strategies.

	Second quarter		First six months
Combined ratios - Insurance and Reinsurance	2020	2019	2020	2019
Northbridge	94.3%	99.1%	95.4%	99.4%
Odyssey Group	99.8%	96.6%	99.2%	95.5%
Crum & Forster	98.9%	97.5%	98.1%	97.6%
Zenith National	94.6%	84.5%	91.0%	81.4%
Brit	114.9%	96.0%	107.3%	96.4%
Allied World	98.0%	97.9%	96.3%	100.0%
Fairfax Asia	99.4%	97.9%	101.0%	98.4%
Other	99.3%	100.3%	98.3%	100.8%
Consolidated	100.4%	96.8%	98.6%	96.9%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	18.8	2.6	30.3	3.3
Odyssey Group	1.4	26.9	14.1	68.1
Crum & Forster	5.9	13.0	21.6	24.2
Zenith National	7.5	28.4	27.4	67.6
Brit	(62.9)	16.9	(59.6)	28.7
Allied World	13.6	12.9	47.7	—
Fairfax Asia	0.3	1.0	(1.2)	1.5
Other	2.1	(0.7)	9.5	(4.0)
Underwriting profit (loss) - insurance and reinsurance	(13.3)	101.0	89.8	189.4
Interest and dividends - insurance and reinsurance	153.2	168.0	312.6	338.4
Share of profit (loss) of associates - insurance and reinsurance	(19.4)	61.0	(56.3)	48.9
Operating income - insurance and reinsurance	120.5	330.0	346.1	576.7
Run-off (excluding net gains (losses) on investments)	(15.5)	(12.8)	(38.3)	(30.8)
Non-insurance companies reporting segment (excluding net gains (losses) on investments)	(80.3)	114.4	(114.3)	155.7
Interest expense	(122.2)	(121.9)	(237.9)	(233.5)
Corporate overhead and other	2.2	(32.3)	(249.9)	83.1
Gain on deconsolidation of insurance subsidiary	—	—	117.1	—
Pre-tax income (loss) before net gains (losses) on investments	(95.3)	277.4	(177.2)	551.2
Net realized gains (losses) on investments	(125.5)	(43.5)	(182.8)	148.6
Pre-tax income (loss) including net realized gains (losses) on investments	(220.8)	233.9	(360.0)	699.8
Net change in unrealized gains (losses) on investments	769.6	492.1	(712.6)	1,023.9
Pre-tax income (loss)	548.8	726.0	(1,072.6)	1,723.7
Income taxes	(122.5)	(146.5)	109.8	(329.6)
Net earnings (loss)	426.3	579.5	(962.8)	1,394.1

Attributable to:
Shareholders of Fairfax	434.9	494.3	(824.4)	1,263.5
Non-controlling interests	(8.6)	85.2	(138.4)	130.6
	426.3	579.5	(962.8)	1,394.1

Net earnings (loss) per share	$16.00	$17.94	$(31.76)	$46.01
Net earnings (loss) per diluted share	$15.26	$17.18	$(31.76)	$44.17
Cash dividends paid per share	$—	$—	$10.00	$10.00

The company's insurance and reinsurance operations produced an underwriting loss of $13.3 and an underwriting profit of $89.8 (combined ratios of 100.4% and 98.6%) in the second quarter and first six months of 2020 compared to underwriting profit of $101.0 and $189.4 (combined ratios of 96.8% and 96.9%) in the second quarter and first six months of 2019.
The increase in the combined ratios in the second quarter and first six months of 2020 compared to the second quarter and first six months of 2019 principally reflected COVID-19 losses and higher current period catastrophe losses, partially offset by higher net favourable prior year reserve development and decreases in the commissions and underwriting expense ratios.
The following table presents the components of the company's combined ratios for the three and six months ended June 30, 2020 and 2019:

	Second quarter		First six months
	2020	2019	2020	2019
Underwriting profit (loss) - insurance and reinsurance	(13.3)	101.0	89.8	189.4

Loss & LAE - accident year	71.4%	65.0%	68.7%	64.4%
Commissions	16.8%	16.9%	17.1%	17.3%
Underwriting expense	15.3%	16.2%	15.9%	16.7%
Combined ratio - accident year	103.5%	98.1%	101.7%	98.4%
Net favourable reserve development	(3.1)%	(1.3)%	(3.1)%	(1.5)%
Combined ratio - calendar year	100.4%	96.8%	98.6%	96.9%
Net (favourable) adverse prior year reserve development for the three and six months ended June 30, 2020 and 2019 was comprised as follows:

	Second quarter		First six months
Insurance and Reinsurance	2020	2019	2020	2019
Northbridge	(1.3)	(9.1)	1.9	(32.4)
Odyssey Group	(16.5)	(4.2)	(58.8)	(40.1)
Crum & Forster	(1.2)	(1.8)	(2.4)	(2.5)
Zenith National	(20.4)	(21.9)	(48.0)	(58.9)
Brit	(19.9)	(1.9)	(34.3)	(1.9)
Allied World	(25.3)	24.8	(25.3)	79.6
Fairfax Asia	(4.6)	(8.4)	(9.3)	(13.4)
Other	(15.6)	(18.5)	(24.9)	(21.2)
	(104.8)	(41.0)	(201.1)	(90.8)
Current period catastrophe losses and COVID-19 losses for the three and six months ended June 30, 2020 and 2019 were comprised as follows:

	Second quarter						First six months
	2020			2019			2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Attritional catastrophes	95.5	2.9		40.5	1.3		201.2	3.1		88.3	1.5
COVID-19(2)	308.1	9.2		—	—		392.4	6.0		—	—
	403.6	12.1	points	40.5	1.3	points	593.6	9.1	points	88.3	1.5	points
(1) Net of reinstatement premiums.
(2) COVID-19 losses in the first six months of 2020 are comprised primarily of business interruption exposures (approximately 46%, principally from international business) and event cancellation coverage (approximately 36%). Incurred but not reported losses comprise approximately 70% of the total.
The commission expense ratio modestly decreased to 16.8% and 17.1% in the second quarter and first six months of 2020 from 16.9% and 17.3% in the second quarter and first six months of 2019, primarily reflecting lower commission expense ratios at Allied World (lower average gross commissions and increased ceding commission income, primarily in the insurance segment), Brit and Odyssey Group.
The underwriting expense ratio decreased to 15.3% and 15.9% in the second quarter and first six months of 2020 from 16.2% and 16.7% in the second quarter and first six months of 2019, primarily reflecting lower underwriting expense ratios at Allied World (increased net premiums earned and decreased underwriting expenses), Odyssey Group and Northbridge (principally reflecting increased net premiums earned relative to modest increases in underwriting expenses), partially offset by an increase at Brit (reflecting business initiatives and a reduction in underwriting related fee income).

Underwriting expenses increased to $511.3 and $1,046.4 in the second quarter and first six months of 2020 from $509.7 and $1,012.4 in the second quarter and first six months of 2019, primarily reflecting increased business volumes at Crum & Forster, Brit and Odyssey Group, and the consolidation of ARX Insurance (on February 14, 2019), partially offset by decreased business volume at Zenith National. For further details refer to note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2020.
Operating expenses as presented in the consolidated statement of earnings increased to $621.0 and $1,276.5 in the second quarter and first six months of 2020 from $610.5 and $1,212.3 in the second quarter and first six months of 2019, primarily reflecting increases in underwriting expenses of the insurance and reinsurance operations (as described in the preceding paragraph) and Fairfax and subsidiary holding companies' corporate overhead (refer to the Corporate Overhead and Other section in this MD&A for further details).
Other expenses as presented in the consolidated statement of earnings decreased to $938.4 and $2,211.7 in the second quarter and first six months of 2020 from $1,434.6 and $2,427.7 in the second quarter and first six months of 2019, primarily reflecting the impact of temporary closures related to COVID-19 at Thomas Cook India, Restaurants and retail (which included non-cash impairment charges on right-of-use assets and finance lease receivables related to Recipe's previously announced restaurant portfolio restructuring and additional COVID-19 related impairments) and Fairfax India, partially offset by the consolidation of AGT (on April 17, 2019). Refer to the Non-insurance companies section of this MD&A for further details.
An analysis of interest and dividends, share of profit (loss) of associates and net gains (losses) on investments for the three and six months ended June 30, 2020 and 2019 is provided in the Investments section of this MD&A.
The company reported net earnings attributable to shareholders of Fairfax of $434.9 (net earnings of $16.00 per basic share and $15.26 per diluted share) in the second quarter of 2020 compared to net earnings attributable to shareholders of Fairfax of $494.3 (net earnings of $17.94 per basic share and $17.18 per diluted share) in the second quarter of 2019. The decrease in profitability in the second quarter of 2020 principally reflected COVID-19 underwriting losses and share of loss of associates compared to underwriting profit and share of profit of associates in the second quarter of 2019, partially offset by higher net gains on investments.
Net loss attributable to shareholders of Fairfax of $824.4 (net loss of $31.76 per basic and diluted share) in the first six months of 2020 compared to net earnings attributable to shareholders of Fairfax of $1,263.5 (net earnings of $46.01 per basic share and $44.17 per diluted share) in the first six months of 2019. The decrease in profitability in the first six months of 2020 primarily reflected the impacts of COVID-19, which resulted in lower underwriting profits, operating losses in the Non-insurance companies reporting segment, net losses on investments and share of loss of associates, partially offset by a gain on deconsolidation of insurance subsidiary and income tax recovery.

Net Earnings by Reporting Segment
The company's sources of net earnings by reporting segment are set out below for the three and six months ended June 30, 2020 and 2019. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the company, primarily to Odyssey Group, Allied World and Group Re. Additional details about share of profit (loss) of associates and net gains (losses) on investments, by reporting segment, are set out in the Investments section of this MD&A.
Quarter ended June 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	433.8	1,129.9	716.2	120.0	663.3	1,237.5	88.9	398.0	4,787.6	—	—	—	(84.9)	4,702.7
Net premiums written	403.2	935.4	580.0	115.8	418.4	790.7	44.4	267.6	3,555.5	—	—	—	—	3,555.5
Net premiums earned	328.7	885.8	559.2	140.6	422.5	681.8	56.3	258.6	3,333.5	—	—	—	—	3,333.5
Underwriting profit (loss)	18.8	1.4	5.9	7.5	(62.9)	13.6	0.3	2.1	(13.3)	(18.7)	—	—	—	(32.0)
Interest and dividends	15.4	41.5	22.0	5.3	14.8	34.6	4.8	14.8	153.2	5.9	(2.6)	17.8	30.7	205.0
Share of profit (loss) of associates	(2.6)	(3.2)	(4.1)	(2.4)	1.4	(1.6)	0.5	(7.4)	(19.4)	(2.7)	(55.4)	54.4	—	(23.1)
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(22.3)	—	(10.5)	(32.8)
Operating income (loss)	31.6	39.7	23.8	10.4	(46.7)	46.6	5.6	9.5	120.5	(15.5)	(80.3)	72.2	20.2	117.1
Net gains (losses) on investments	29.1	64.8	63.0	(4.3)	77.5	201.6	17.0	37.7	486.4	22.7	30.5	104.5	—	644.1
Interest expense	(0.4)	(1.5)	(1.1)	(0.9)	(4.7)	(8.0)	(0.1)	(0.4)	(17.1)	(0.2)	(43.5)	(61.6)	0.2	(122.2)
Corporate overhead and other	(1.2)	(0.7)	(6.4)	(2.0)	(2.3)	(22.2)	(2.4)	(0.3)	(37.5)	—	—	(19.7)	(33.0)	(90.2)
Pre-tax income (loss)	59.1	102.3	79.3	3.2	23.8	218.0	20.1	46.5	552.3	7.0	(93.3)	95.4	(12.6)	548.8
Income taxes														(122.5)
Net earnings														426.3

Attributable to:
Shareholders of Fairfax														434.9
Non-controlling interests														(8.6)
														426.3

Quarter ended June 30, 2019

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	411.2	986.4	729.5	157.0	623.8	1,016.6	98.7	395.4	4,418.6	2.3	—	—	(85.5)	4,335.4
Net premiums written	382.6	856.4	600.3	154.0	391.5	656.5	52.5	278.7	3,372.5	(18.2)	—	—	—	3,354.3
Net premiums earned	297.3	791.2	529.4	182.7	416.6	626.4	47.6	254.7	3,145.9	13.3	—	—	—	3,159.2
Underwriting profit (loss)	2.6	26.9	13.0	28.4	16.9	12.9	1.0	(0.7)	101.0	(37.6)	—	—	—	63.4
Interest and dividends	14.0	43.8	21.3	7.8	17.9	38.4	7.7	17.1	168.0	13.5	(2.2)	5.8	36.5	221.6
Share of profit (loss) of associates	(3.9)	18.5	25.8	1.3	3.1	16.7	(1.1)	0.6	61.0	11.3	84.9	(14.0)	—	143.2
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	31.7	—	2.4	34.1
Operating income (loss)	12.7	89.2	60.1	37.5	37.9	68.0	7.6	17.0	330.0	(12.8)	114.4	(8.2)	38.9	462.3
Net gains (losses) on investments	(11.3)	83.8	63.5	9.9	29.2	67.5	57.2	37.2	337.0	37.1	27.6	46.9	—	448.6
Interest expense	(0.5)	(2.0)	(1.3)	(0.9)	(6.1)	(7.3)	(0.1)	(0.6)	(18.8)	(1.8)	(42.3)	(59.0)	—	(121.9)
Corporate overhead and other	(1.2)	(2.2)	(5.9)	(2.0)	(2.3)	(13.3)	(2.4)	(0.2)	(29.5)	—	—	5.4	(38.9)	(63.0)
Pre-tax income (loss)	(0.3)	168.8	116.4	44.5	58.7	114.9	62.3	53.4	618.7	22.5	99.7	(14.9)	—	726.0
Income taxes														(146.5)
Net earnings														579.5

Attributable to:
Shareholders of Fairfax														494.3
Non-controlling interests														85.2
														579.5

Six months ended June 30, 2020

	Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	778.2	2,080.8	1,493.3	377.9	1,282.5	2,356.1	211.3	909.0	9,489.1	146.5	—	—	(157.2)	9,478.4
Net premiums written	712.2	1,799.7	1,230.5	370.0	866.2	1,592.1	105.1	579.6	7,255.4	146.5	—	—	—	7,401.9
Net premiums earned	661.9	1,703.3	1,161.9	304.3	819.9	1,284.9	111.9	545.3	6,593.4	127.9	—	—	—	6,721.3
Underwriting profit (loss)	30.3	14.1	21.6	27.4	(59.6)	47.7	(1.2)	9.5	89.8	(37.5)	—	—	—	52.3
Interest and dividends	32.0	83.8	45.6	11.2	33.4	69.2	10.7	26.7	312.6	15.0	51.9	33.9	9.5	422.9
Share of profit (loss) of associates	(11.2)	11.8	(25.1)	(15.2)	(11.7)	9.1	4.2	(18.2)	(56.3)	(15.8)	(49.2)	(107.0)	—	(228.3)
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(117.0)	—	(8.1)	(125.1)
Operating income (loss)	51.1	109.7	42.1	23.4	(37.9)	126.0	13.7	18.0	346.1	(38.3)	(114.3)	(73.1)	1.4	121.8
Net gains (losses) on investments	(97.6)	(244.6)	(205.6)	(64.6)	(7.4)	17.9	(24.0)	(101.5)	(727.4)	(155.4)	(111.2)	98.6	—	(895.4)
Gain (loss) on deconsolidation of insurance subsidiary	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(0.7)	(3.4)	(2.4)	(1.9)	(9.4)	(15.3)	(0.2)	(0.9)	(34.2)	(1.9)	(89.7)	(112.2)	0.1	(237.9)
Corporate overhead and other	(2.4)	(1.5)	(11.0)	(4.0)	(4.6)	(40.5)	(5.2)	(0.3)	(69.5)	—	—	(94.6)	(14.1)	(178.2)
Pre-tax income (loss)	(49.6)	(170.3)	(202.7)	(47.1)	(59.3)	88.1	(15.7)	(84.7)	(541.3)	(204.6)	(315.2)	1.1	(12.6)	(1,072.6)
Income taxes														109.8
Net loss														(962.8)

Attributable to:
Shareholders of Fairfax														(824.4)
Non-controlling interests														(138.4)
														(962.8)

Six months ended June 30, 2019

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	696.3	1,863.6	1,368.7	433.5	1,210.5	1,996.2	212.1	842.1	8,623.0	594.0	—	—	(155.0)	9,062.0
Net premiums written	639.8	1,654.9	1,140.0	427.1	825.2	1,384.2	105.3	556.2	6,732.7	563.1	—	—	—	7,295.8
Net premiums earned	578.8	1,508.5	1,028.4	363.3	807.0	1,191.2	93.1	498.7	6,069.0	612.8	—	—	—	6,681.8
Underwriting profit (loss)	3.3	68.1	24.2	67.6	28.7	—	1.5	(4.0)	189.4	(63.0)	—	—	—	126.4
Interest and dividends	29.8	86.5	44.5	17.6	35.2	79.6	12.5	32.7	338.4	31.5	(2.0)	20.9	68.7	457.5
Share of profit (loss) of associates	(6.6)	52.6	12.5	(8.5)	(6.3)	11.2	(0.1)	(5.9)	48.9	0.7	93.5	122.4	—	265.5
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	64.2	—	4.7	68.9
Operating income (loss)	26.5	207.2	81.2	76.7	57.6	90.8	13.9	22.8	576.7	(30.8)	155.7	143.3	73.4	918.3
Net gains (losses) on investments	(18.8)	219.6	173.8	17.6	62.9	157.8	168.4	76.1	857.4	155.1	64.2	95.8	—	1,172.5
Interest expense	(0.8)	(4.0)	(2.7)	(1.9)	(10.2)	(14.6)	(0.2)	(0.9)	(35.3)	(3.7)	(82.8)	(111.7)	—	(233.5)
Corporate overhead and other	(2.6)	(7.0)	(10.6)	(4.0)	(4.6)	(30.5)	(5.4)	(1.3)	(66.0)	—	—	5.8	(73.4)	(133.6)
Pre-tax income (loss)	4.3	415.8	241.7	88.4	105.7	203.5	176.7	96.7	1,332.8	120.6	137.1	133.2	—	1,723.7
Income taxes														(329.6)
Net earnings														1,394.1

Attributable to:
Shareholders of Fairfax														1,263.5
Non-controlling interests														130.6
														1,394.1

Components of Net Earnings
Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of the company's insurance and reinsurance, Run-off and Non-insurance companies reporting segments for the three and six months ended June 30, 2020 and 2019.

        Northbridge

	Cdn$		Cdn$
	Second quarter		First six months		Second quarter		First six months
	2020	2019	2020	2019	2020	2019	2020	2019
Underwriting profit	25.9	3.5	41.4	4.4	18.8	2.6	30.3	3.3

Loss & LAE - accident year	63.1%	69.4%	63.2%	71.9%	63.1%	69.4%	63.2%	71.9%
Commissions	16.4%	16.0%	16.4%	16.5%	16.4%	16.0%	16.4%	16.5%
Underwriting expenses	15.2%	16.7%	15.5%	16.6%	15.2%	16.7%	15.5%	16.6%
Combined ratio - accident year	94.7%	102.1%	95.1%	105.0%	94.7%	102.1%	95.1%	105.0%
Net (favourable) adverse reserve development	(0.4)%	(3.0)%	0.3%	(5.6)%	(0.4)%	(3.0)%	0.3%	(5.6)%
Combined ratio - calendar year	94.3%	99.1%	95.4%	99.4%	94.3%	99.1%	95.4%	99.4%

Gross premiums written	599.2	549.6	1,062.2	928.6	433.8	411.2	778.2	696.3
Net premiums written	556.6	511.3	972.0	853.3	403.2	382.6	712.2	639.8
Net premiums earned	455.4	397.7	903.4	771.9	328.7	297.3	661.9	578.8
Underwriting profit	25.9	3.5	41.4	4.4	18.8	2.6	30.3	3.3
Interest and dividends	21.3	18.7	43.6	39.7	15.4	14.0	32.0	29.8
Share of loss of associates	(3.7)	(5.2)	(15.3)	(8.8)	(2.6)	(3.9)	(11.2)	(6.6)
Operating income	43.5	17.0	69.7	35.3	31.6	12.7	51.1	26.5
The Canadian dollar weakened relative to the U.S. dollar (measured using average foreign exchange rates) by 2.3% in the first six months of 2020 compared to the first six months of 2019. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
Northbridge reported underwriting profit of Cdn$25.9 and Cdn$41.4 ($18.8 and $30.3) and combined ratios of 94.3% and 95.4% in the second quarter and first six months of 2020 compared to underwriting profit of Cdn$3.5 and Cdn$4.4 ($2.6 and $3.3) and combined ratios of 99.1% and 99.4% in the second quarter and first six months of 2019. The increase in underwriting profit in the second quarter and first six months of 2020 principally reflected lower non-catastrophe loss experience related to the current accident year (reflecting improvements across most lines of business mainly as a result of lower claims activity due to the various closures related to COVID-19), improved pricing and a lower underwriting expense ratio, partially offset by higher catastrophe losses, COVID-19 losses and the impact of prior year reserve development.

	Second quarter								First six months
	2020				2019				2020				2019
	Cdn$				Cdn$				Cdn$				Cdn$
	Losses(1)	Losses(1)	Combined ratio impact		Losses(1)	Losses(1)	Combined ratio impact		Losses(1)	Losses(1)	Combined ratio impact		Losses(1)	Losses(1)	Combined ratio impact
Catastrophe losses(2)	29.4	21.5	6.5		2.2	1.7	0.6		32.6	23.9	3.6		10.0	7.5	1.3
COVID-19	31.7	23.2	7.1		—	—	—		35.0	25.6	3.9		—	—	—
	61.1	44.7	13.6	points	2.2	1.7	0.6	points	67.6	49.5	7.5	points	10.0	7.5	1.3	points
(1) Net of reinstatement premiums.
(2) Current period catastrophe losses in the second quarter and first six months of 2020 principally related to the Fort McMurray floods and the Calgary hailstorms. Current period catastrophe losses in the second quarter and first six months of 2019 principally related to several storms in Ontario and Quebec.
Net favourable prior year reserve development in the second quarter of 2020 was nominal. Net adverse prior year reserve development in the first six months of 2020 of Cdn$2.6 ($1.9; 0.3 of a combined ratio point) reflected Northbridge's share of adverse emergence from the Canadian automobile insurance industry's Facility Association. Net favourable prior year reserve development in the second quarter and first six months of 2019 of Cdn$12.2 and Cdn$43.2 ($9.1 and $32.4; 3.0 and 5.6 combined ratio points) principally reflected better than expected emergence across all major lines of business and primarily related to accident years 2013 to 2015.
Gross premiums written increased by 9.0% and 14.4% in the second quarter and first six months of 2020, reflecting price increases across the group, strong retention of renewal business and growth in new business, partially offset by returned premium due to reduced exposure from the COVID-19 closures (primarily related to automobile lines). Net premiums written increased by 8.9% and 13.9% in the second quarter and first six months of 2020, consistent with the growth in gross premiums written. Net premiums earned increased by 14.5% and 17.0% in the second quarter and first six months of 2020, primarily reflecting the growth in net premiums written during 2019.
Interest and dividends increased to Cdn$21.3 and Cdn$43.6 ($15.4 and $32.0) in the second quarter and first six months of 2020 from Cdn$18.7 and Cdn$39.7 ($14.0 and $29.8) in the second quarter and first six months of 2019, principally reflecting higher interest income earned on short term investments and bonds, partially offset by lower income earned on cash and cash equivalents and dividend income earned on preferred stocks.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to Cdn$101.5 ($74.4) in the first six months of 2020 from Cdn$50.9 ($38.1) in the first six months of 2019, primarily reflecting higher net premium collections.

 Odyssey Group(1)

	Second quarter		First six months
	2020	2019	2020	2019
Underwriting profit	1.4	26.9	14.1	68.1

Loss & LAE - accident year	73.7%	68.3%	73.6%	67.8%
Commissions	18.9%	19.3%	19.7%	20.5%
Underwriting expenses	9.1%	9.5%	9.4%	9.9%
Combined ratio - accident year	101.7%	97.1%	102.7%	98.2%
Net favourable reserve development	(1.9)%	(0.5)%	(3.5)%	(2.7)%
Combined ratio - calendar year	99.8%	96.6%	99.2%	95.5%

Gross premiums written	1,129.9	986.4	2,080.8	1,863.6
Net premiums written	935.4	856.4	1,799.7	1,654.9
Net premiums earned	885.8	791.2	1,703.3	1,508.5
Underwriting profit	1.4	26.9	14.1	68.1
Interest and dividends	41.5	43.8	83.8	86.5
Share of profit (loss) of associates	(3.2)	18.5	11.8	52.6
Operating income	39.7	89.2	109.7	207.2
(1) These results differ from those published by Odyssey Group primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of Odyssey Group in 2009.

Odyssey Group reported underwriting profit of $1.4 and $14.1 and combined ratios of 99.8% and 99.2% in the second quarter and first six months of 2020 compared to underwriting profit of $26.9 and $68.1 and combined ratios of 96.6% and 95.5% in the second quarter and first six months of 2019. The decrease in underwriting profit in the second quarter and first six months of 2020 principally reflected COVID-19 losses and increased current period catastrophe losses (as set out in the table below), partially offset by increased net favourable prior year reserve development.

	Second quarter						First six months
	2020			2019			2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Attritional catastrophes	40.3	4.6		32.1	4.1		92.5	5.4		67.9	4.5
COVID-19	50.0	5.7		—	—		100.0	5.9		—	—
	90.3	10.3	points	32.1	4.1	points	192.5	11.3	points	67.9	4.5	points
(1) Net of reinstatement premiums.

Net favourable prior year reserve development increased to $16.5 and $58.8 (1.9 and 3.5 combined ratio points) in the second quarter and first six months of 2020 from $4.2 and $40.1 (0.5 and 2.7 combined ratio points) in the second quarter and first six months of 2019. Net favourable prior year reserve development in the second quarter of 2020 reflected better than expected emergence related to EuroAsia, U.S. Insurance, Latin America and London Market, partially offset by net adverse prior year reserve development in North America. Net favourable prior year reserve development in the first six months of 2020 primarily reflected better than expected emergence related to U.S. Insurance, EuroAsia and Latin America, partially offset by net adverse prior year reserve development in

North America. Net favourable prior year reserve development in the second quarter and first six months of 2019 primarily reflected better than expected emergence related to casualty and property catastrophe loss reserves.
Gross premiums written increased by 14.5% in the second quarter of 2020, principally reflecting growth in U.S. Insurance (principally reflecting an increase in U.S. crop, financial products and professional liability), North America (growth in U.S. property and U.S. casualty reinsurance) and London Market (growth at London branch). Gross premiums written increased by 11.7% in the first six months of 2020, principally reflecting growth in North America (growth in U.S. property and U.S. casualty), U.S. Insurance (principally reflecting an increase in financial products, professional liability and liability and package), and London Market (growth at Newline). Net premiums written increased by 9.2% and 8.7% in the second quarter and first six months of 2020, consistent with the growth in gross premiums written. Net premiums earned in the second quarter and first six months of 2020 increased by 12.0% and 12.9% consistent with the growth in net premiums written during 2019 and 2020.
The commission expense ratio decreased to 18.9% and 19.7% in the second quarter and first six months of 2020 from 19.3% and 20.5% in the second quarter and first six months of 2019, primarily reflecting changes in the mix of business written.
Interest and dividends decreased modestly to $41.5 in the second quarter of 2020 from $43.8 in the second quarter of 2019, primarily reflecting lower dividend income on common stocks, partially offset by higher interest income earned on increased holdings of high quality U.S. corporate bonds. Interest and dividends decreased to $83.8 in the first six months of 2020 from $86.5 in the first six months of 2019, primarily reflecting lower dividend income on common stocks, partially offset by higher interest income earned on increased holdings of short term investments and higher rental income earned on investment property.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $320.7 in the first six months of 2020 from $214.4 in the first six months of 2019, primarily as a result of increased net premium collections and lower income tax payments, partially offset by higher net payments on prior year losses.

        Crum & Forster

	Second quarter		First six months
	2020	2019	2020	2019
Underwriting profit	5.9	13.0	21.6	24.2

Loss & LAE - accident year	63.6%	62.8%	62.9%	63.1%
Commissions	16.1%	15.9%	16.6%	15.5%
Underwriting expenses	19.4%	19.1%	18.8%	19.2%
Combined ratio - accident year	99.1%	97.8%	98.3%	97.8%
Net favourable reserve development	(0.2)%	(0.3)%	(0.2)%	(0.2)%
Combined ratio - calendar year	98.9%	97.5%	98.1%	97.6%

Gross premiums written	716.2	729.5	1,493.3	1,368.7
Net premiums written	580.0	600.3	1,230.5	1,140.0
Net premiums earned	559.2	529.4	1,161.9	1,028.4
Underwriting profit	5.9	13.0	21.6	24.2
Interest and dividends	22.0	21.3	45.6	44.5
Share of profit (loss) of associates	(4.1)	25.8	(25.1)	12.5
Operating income	23.8	60.1	42.1	81.2
Crum & Forster reported underwriting profit of $5.9 and $21.6 and combined ratios of 98.9% and 98.1% in the second quarter and first six months of 2020 compared to underwriting profit of $13.0 and $24.2 and combined ratios of 97.5% and 97.6% in the second quarter and first six months of 2019. The decrease in underwriting profit in the second quarter and first six months of 2020 principally reflected COVID-19 losses and an increase in current period catastrophe losses (as set out in the table below), partially offset by price increases. Net favourable prior year reserve development was nominal in the second quarter and first six months of 2020 and 2019.

	Second quarter						First six months
	2020			2019			2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Attritional catastrophes	9.0	1.6		4.0	0.8		20.5	1.8		8.5	0.8
COVID-19	17.0	3.0		—	—		20.0	1.7		—	—
	26.0	4.6	points	4.0	0.8	points	40.5	3.5	points	8.5	0.8	points
(1) Net of reinstatement premiums.

Gross premiums written decreased by 1.8% in the second quarter of 2020, principally reflecting reduced exposure stemming from decreased economic activity associated with COVID-19, partially offset by strong price increases across the group. Gross premiums written increased by 9.1% in first six months of 2020, primarily reflecting growth in surety, credit and programs, and accident and health, partially offset by reduced exposure resulting from decreased economic activity associated with COVID-19. Net premiums written decreased by 3.4% in the second quarter of 2020 and increased by 7.9% in the first six months of 2020, consistent with the factors that affected gross premiums written. Net premiums earned increased by 5.6% and 13.0% in the second quarter and first six months of 2020, primarily reflecting the growth in net premiums written during 2019 and 2020.
The commission expense ratio increased to 16.1% and 16.6% in the second quarter and first six months of 2020 from 15.9% and 15.5% in the second quarter and first six months of 2019 primarily reflecting changes in the mix of business written including growth in surety which attracts higher commissions.
Interest and dividends increased modestly to $22.0 in the second quarter of 2020 from $21.3 in the second quarter of 2019, primarily reflecting increased dividends earned on common stocks and increased interest income earned on increased holdings of short term investments, partially offset by decreased interest income earned on reduced holdings of U.S. municipal bonds and decreased dividend income earned on preferred stocks. Interest and dividends increased to $45.6 in the first six months of 2020 from $44.5 in the first six months of 2019, primarily reflecting higher interest income earned on the reinvestment of proceeds from the sale and maturity of U.S. treasury bonds into high quality U.S. corporate bonds, partially offset by decreased dividend income earned on common stocks and decreased interest income earned on reduced holdings of U.S. municipal bonds.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to $73.8 in the first six months of 2020 from $104.0 in the first six months of 2019, primarily due to higher net paid losses, partially offset by an increase in net premiums collected.

        Zenith National(1)

	Second quarter		First six months
	2020	2019	2020	2019
Underwriting profit	7.5	28.4	27.4	67.6

Loss & LAE - accident year	65.3%	57.7%	64.6%	58.4%
Commissions	11.8%	10.6%	11.6%	10.8%
Underwriting expenses	32.0%	28.2%	30.6%	28.4%
Combined ratio - accident year	109.1%	96.5%	106.8%	97.6%
Net favourable reserve development	(14.5)%	(12.0)%	(15.8)%	(16.2)%
Combined ratio - calendar year	94.6%	84.5%	91.0%	81.4%

Gross premiums written	120.0	157.0	377.9	433.5
Net premiums written	115.8	154.0	370.0	427.1
Net premiums earned	140.6	182.7	304.3	363.3
Underwriting profit	7.5	28.4	27.4	67.6
Interest and dividends	5.3	7.8	11.2	17.6
Share of profit (loss) of associates	(2.4)	1.3	(15.2)	(8.5)
Operating income	10.4	37.5	23.4	76.7
(1) These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.
Zenith National reported underwriting profit of $7.5 and $27.4 and combined ratios of 94.6% and 91.0% in the second quarter and first six months of 2020 compared to underwriting profit of $28.4 and $67.6 and combined ratios of 84.5% and 81.4% in the second quarter and first six months of 2019. The decrease in underwriting profit in the second quarter and first six months of 2020 principally reflected lower payroll exposure due to the economic impacts of COVID-19 and price decreases in the workers' compensation business. The decrease in underwriting profit in the second quarter and first six months of 2020 also reflected a decrease in net favourable prior year reserve development.
Net favourable prior year reserve development of $20.4 and $48.0 (14.5 and 15.8 combined ratio points) in the second quarter and first six months of 2020 principally reflected net favourable emergence related to accident years 2014 through 2019. Net favourable prior year reserve development of $21.9 and $58.9 (12.0 and 16.2 combined ratio points) in the second quarter and first six months of 2019 principally reflected net favourable emergence related to accident years 2013 through 2018.

Gross premiums written decreased by 23.6% and 12.8% in the second quarter and first six months of 2020, primarily reflected lower payroll exposure due to COVID-19 and price decreases in the workers' compensation business. Net premiums written decreased by 24.8% and 13.4% in the second quarter and first six months of 2020, consistent with the decrease in gross premiums written. Net premiums earned decreased by 23.0% and 16.2% in the second quarter and first six months of 2020, primarily reflecting the decreases in net premiums written.
Interest and dividends decreased to $5.3 and $11.2 in the second quarter and first six months of 2020 from $7.8 and $17.6 in the second quarter and first six months of 2019, primarily reflecting lower interest income earned on bonds due to sales and maturities of higher yielding short-dated U.S. treasury bonds in the second half of 2019 and the reinvestment of the proceeds into lower yielding U.S. treasury bonds and decreased interest income earned on decreased holdings of U.S. municipal bonds. The decrease in the first six months of 2020 also reflected lower dividend income earned on common stocks.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $40.3 in the first six months of 2020 from $26.7 in the first six months of 2019, primarily reflecting decreased income taxes, net claims and underwriting expenses paid, partially offset by reduced net premium collections.

        Brit(1)

	Second quarter		First six months
	2020	2019	2020	2019
Underwriting profit (loss)	(62.9)	16.9	(59.6)	28.7

Loss & LAE - accident year	81.0%	57.8%	70.8%	56.0%
Commissions	25.0%	25.8%	25.4%	26.5%
Underwriting expenses	13.6%	12.9%	15.3%	14.1%
Combined ratio - accident year	119.6%	96.5%	111.5%	96.6%
Net favourable reserve development	(4.7)%	(0.5)%	(4.2)%	(0.2)
Combined ratio - calendar year	114.9%	96.0%	107.3%	96.4%

Gross premiums written	663.3	623.8	1,282.5	1,210.5
Net premiums written	418.4	391.5	866.2	825.2
Net premiums earned	422.5	416.6	819.9	807.0
Underwriting profit (loss)	(62.9)	16.9	(59.6)	28.7
Interest and dividends	14.8	17.9	33.4	35.2
Share of profit (loss) of associates	1.4	3.1	(11.7)	(6.3)
Operating income (loss)	(46.7)	37.9	(37.9)	57.6
(1) These results differ from those published by Brit primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015 and different measurement and presentation of certain items including investments and foreign exchange.
Brit reported an underwriting loss of $62.9 and $59.6 and combined ratios of 114.9% and 107.3% in the second quarter and first six months of 2020 compared to an underwriting profit of $16.9 and $28.7 and combined ratios of 96.0% and 96.4% in the second quarter and first six months of 2019. The decrease in underwriting profit in the second quarter and first six months of 2020 principally reflected COVID-19 losses and an increase in current period catastrophe losses, inclusive of U.S. civil unrest (as set out in the table below), partially offset by an increase in net favourable prior year reserve development and a decrease in the attritional loss ratio.

	Second quarter						First six months
	2020			2019			2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Attritional catastrophes	20.2	4.8		2.1	0.5		32.3	3.9		3.3	0.4
COVID-19	103.4	24.5		—	—		127.9	15.6		—	—
	123.6	29.3	points	2.1	0.5	points	160.2	19.5	points	3.3	0.4	points
(1) Net of reinstatement premiums.

Net favourable prior year reserve development of $19.9 and $34.3 (4.7 and 4.2 combined ratio points) in the second quarter and first six months of 2020 primarily reflected better than expected claims experience on the 2017 to 2019 catastrophe events (predominantly California Wildfires, Hurricane Dorian and Typhoon Jebi) and by attritional loss ratio improvements reflecting increased certainty across a number of portfolios including property, programs and facilities, specialty and property treaty. Net favourable prior year reserve development of $1.9 (0.5 and 0.2 of a combined ratio point) in the second quarter and first six months of 2019 was nominal.

Gross premiums written increased by 6.3% and 5.9% in the second quarter and first six months of 2020 reflecting growth in core lines of business generated by increased contribution from underwriting initiatives launched in recent years (primarily related to Brit's U.S. operations) and price increases across most lines of business, partially offset by reductions in non-core lines of business through active portfolio management. Net premiums written increased by 6.9% and 5.0% in the second quarter and first six months of 2020 consistent with the growth in gross premiums written. Net premiums earned increased by 1.4% and 1.6% in the second quarter and first six months of 2020 primarily reflecting growth in net premiums written in 2019 and 2020.
The underwriting expense ratio increased to 13.6% and 15.3% in the second quarter and first six months of 2020 from 12.9% and 14.1% in the second quarter and first six months of 2019 reflecting business initiatives and a reduction in underwriting related fee income.
Interest and dividends decreased to $14.8 in the second quarter of 2020 from $17.9 in the second quarter of 2019 principally reflecting lower interest income earned on holdings of cash and cash equivalents, partially offset by increased dividend income earned on common stocks. Interest and dividends decreased to $33.4 in the first six months of 2020 from $35.2 in the first six months of 2019 principally reflecting lower interest income earned on cash and cash equivalents and decreased holdings of U.S treasury bonds, partially offset by higher interest income earned on increased holdings of short term investments.
Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $2.6 in the first six months of 2020 compared to cash provided by operating activities of $41.6 in the first six months of 2019 reflected increases in net paid losses and general operating expenses.
On April 7, 2020 Brit received a capital contribution from the company of $200.0 primarily to support its underwriting plans, which increased the company’s ownership interest in Brit to 90.3% from 89.3% at December 31, 2019. On April 9, 2020 Brit paid a dividend of $20.6 to its minority shareholder (OMERS).

        Allied World(1)

	Second quarter		First six months
	2020	2019	2020	2019
Underwriting profit	13.6	12.9	47.7	—

Loss & LAE - accident year	77.4%	66.9%	72.9%	65.2%
Commissions	9.8%	10.9%	9.7%	11.1%
Underwriting expenses	14.5%	16.2%	15.7%	17.0%
Combined ratio - accident year	101.7%	94.0%	98.3%	93.3%
Net (favourable) adverse reserve development	(3.7)%	3.9%	(2.0)%	6.7%
Combined ratio - calendar year	98.0%	97.9%	96.3%	100.0%

Gross premiums written	1,237.5	1,016.6	2,356.1	1,996.2
Net premiums written	790.7	656.5	1,592.1	1,384.2
Net premiums earned	681.8	626.4	1,284.9	1,191.2
Underwriting profit	13.6	12.9	47.7	—
Interest and dividends	34.6	38.4	69.2	79.6
Share of profit (loss) of associates	(1.6)	16.7	9.1	11.2
Operating income	46.6	68.0	126.0	90.8
(1) These results differ from those published by Allied World primarily due to differences between IFRS and U.S. GAAP, and acquisition accounting adjustments.

Allied World reported underwriting profit of $13.6 and $47.7 and combined ratios of 98.0% and 96.3% in the second quarter and first six months of 2020 compared to underwriting profit of $12.9 and nil and combined ratios of 97.9% and 100.0% in the second quarter and first six months of 2019. The increase in underwriting profit in the second quarter and first six months of 2020 principally reflected net favourable prior year reserve development in the second quarter and first six months of 2020 compared to net adverse prior year reserve development in the second quarter and first six months of 2019, growth in net premiums earned and lower underwriting expenses, partially offset by COVID-19 losses and an increase in current period catastrophe losses (as set out in the table below), primarily related to the Australian bushfires and Nashville tornadoes.

	Second quarter						First six months
	2020			2019			2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Attritional catastrophes	4.0	0.6		—	—		30.4	2.4		—	—
COVID-19	82.8	12.2		—	—		82.8	6.4		—	—
	86.8	12.8	points	—	—	points	113.2	8.8	points	—	—	points
(1) Net of reinstatement premiums.
Net favourable prior year reserve development of $25.3 (3.7 and 2.0 combined ratio points) in the second quarter and first six months of 2020 primarily reflected better than expected emergence across all major business segments, primarily reinsurance (all lines of North America) and insurance (North American (primarily professional lines and property)). Net adverse prior year reserve development of $24.8 and $79.6 (3.9 and 6.7 combined ratio points) in the second quarter and first six months of 2019 primarily reflected deterioration in the insurance segment of $25.0 and $43.4 (principally related to North American casualty and European property lines of business). Net adverse prior year reserve development in the first six months of 2019 also reflected deterioration in the reinsurance segment of $36.8 (principally related to prior year catastrophe losses including Hurricane Irma and Typhoon Jebi, partially offset by net favourable emergence across most other reinsurance lines of business).
Gross premiums written increased by 21.7% and 18.0% in the second quarter and first six months of 2020, primarily due to improved pricing and growth across both the insurance segment (primarily North American and Global Markets platforms relating to excess casualty and professional lines) and the reinsurance segment (primarily related to North American property, casualty and professional liability treaties). Net premiums written increased by 20.4% and 15.0% in the second quarter and first six months of 2020 consistent with the growth in gross premiums written, partially offset by decreased premium retention (primarily driven by increased reinsurance purchased in the Insurance segment during 2020). Net premiums earned increased by 8.8% and 7.9% in the second quarter and first six months of 2020 primarily reflecting the increase in net premiums written during 2019 and 2020.
The commission expense ratio decreased to 9.8% and 9.7% in the second quarter and first six months of 2020 from 10.9% and 11.1% in the second quarter and first six months of 2019 primarily reflecting lower average gross commissions and increased ceding commission income, primarily in the insurance segment.
The underwriting expense ratio decreased to 14.5% and 15.7% in the second quarter and first six months of 2020 from 16.2% and 17.0% in the second quarter and first six months of 2019 primarily reflecting increased net premiums earned and decreased underwriting expenses.
Interest and dividends decreased to $34.6 and $69.2 in the second quarter and first six months of 2020 from $38.4 and $79.6 in the second quarter and first six months of 2019 principally reflecting lower interest income earned on holdings of lower-yielding short-term securities, partially offset by increased dividend income on common stocks.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $595.6 in the first six months of 2020 from $370.8 in the first six months of 2019, primarily reflecting increased net premium collections.
On June 30, 2020 Allied World received a capital contribution from the company of $100.0 primarily to support its underwriting plans, which increased the company’s ownership interest in Allied World to 70.9% from 70.1% at December 31, 2019. On April 30, 2020 Allied World paid a dividend of $126.4 to its minority shareholders (OMERS, AIMCo and others).

        Fairfax Asia

	Second quarter		First six months
	2020	2019	2020	2019
Underwriting profit (loss)	0.3	1.0	(1.2)	1.5

Loss & LAE - accident year	67.3%	73.2%	68.5%	70.5%
Commissions	16.3%	12.4%	15.7%	11.9%
Underwriting expenses	23.9%	29.8%	25.1%	30.3%
Combined ratio - accident year	107.5%	115.4%	109.3%	112.7%
Net favourable reserve development	(8.1)%	(17.5)%	(8.3)%	(14.3)%
Combined ratio - calendar year	99.4%	97.9%	101.0%	98.4%

Gross premiums written	88.9	98.7	211.3	212.1
Net premiums written	44.4	52.5	105.1	105.3
Net premiums earned	56.3	47.6	111.9	93.1
Underwriting profit (loss)	0.3	1.0	(1.2)	1.5
Interest and dividends	4.8	7.7	10.7	12.5
Share of profit (loss) of associates	0.5	(1.1)	4.2	(0.1)
Operating income	5.6	7.6	13.7	13.9
Fairfax Asia reported an underwriting profit of $0.3 and an underwriting loss of $1.2 and combined ratios of 99.4% and 101.0% in the second quarter and first six months of 2020 compared to underwriting profit of $1.0 and $1.5 and combined ratios of 97.9% and 98.4% in the second quarter and first six months of 2019. The companies comprising Fairfax Asia produced combined ratios as set out in the following table:

	Second quarter		First six months
	2020	2019	2020	2019
Falcon	97.9%	99.2%	98.4%	99.2%
Pacific Insurance	112.4%	98.6%	113.1%	99.2%
AMAG Insurance	90.6%	94.3%	93.1%	93.5%
Fairfirst Insurance	90.7%	98.6%	94.1%	99.1%
Underwriting results in the second quarter and first six months of 2020 included net favourable prior year reserve development of $4.6 and $9.3 (8.1 and 8.3 combined ratio points) primarily related to workers' compensation, automobile and property loss reserves. Underwriting profit in the second quarter and first six months of 2019 included net favourable prior year reserve development of $8.4 and $13.4 (17.5 and 14.3 combined ratio points), primarily related to commercial automobile, property and marine loss reserves.
Gross premiums written decreased by 9.9% and 0.4% in the second quarter and first six months of 2020, principally reflecting decreases in automobile premiums at Pacific Insurance and AMAG Insurance resulting from lower business volumes due to the economic impact of COVID-19. The decrease in gross premiums written in the first six months of 2020 was partially offset by increased business volume by Falcon on its 25% quota share reinsurance participation in the net underwriting result of First Capital’s insurance portfolio. Net premiums written decreased by 15.4% and 0.2% in the second quarter and first six months of 2020, principally reflecting the decrease in gross premiums written. Net premiums earned increased by 18.3% and 20.2% in the second quarter and first six months of 2020 reflecting the growth in net premiums written in 2019.
The commission expense ratio increased to 16.3% and 15.7% in the second quarter and first six months of 2020 from 12.4% and 11.9% in the second quarter and first six months of 2019, primarily reflecting lower earned ceded commission at Pacific Insurance, partially offset by reduced commission expense on higher commission automobile business at AMAG Insurance.
Interest and dividends decreased to $4.8 and $10.7 in the second quarter and first six months of 2020 from $7.7 and $12.5 in the second quarter and first six months of 2019, primarily reflecting decreased dividend income on common stocks and lower interest income earned on reduced holdings of cash and cash equivalents.

Insurance and Reinsurance - Other

	Second quarter
	2020
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	1.1	(10.2)	1.7	9.5	—	2.1

Loss & LAE - accident year	78.4%	90.6%	56.7%	44.8%	—	63.6%
Commissions	28.8%	15.2%	10.7%	24.7%	—	19.6%
Underwriting expenses	3.0%	19.2%	36.3%	22.4%	—	22.2%
Combined ratio - accident year	110.2%	125.0%	103.7%	91.9%	—	105.4%
Net favourable reserve development	(12.0)%	(6.4)%	(6.2)%	(2.7)%	—	(6.1)%
Combined ratio - calendar year	98.2%	118.6%	97.5%	89.2%	—	99.3%

Gross premiums written	57.6	64.5	175.6	100.5	(0.2)	398.0
Net premiums written	55.5	53.7	69.0	89.4	—	267.6
Net premiums earned	45.4	54.8	70.2	88.2	—	258.6
Underwriting profit (loss)	1.1	(10.2)	1.7	9.5	—	2.1
Interest and dividends	2.7	2.9	6.0	3.2	—	14.8
Share of loss of associates	(7.2)	—	—	(0.2)	—	(7.4)
Operating income (loss)	(3.4)	(7.3)	7.7	12.5	—	9.5

	Second quarter
	2019
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	0.3	(4.4)	(2.3)	5.7	—	(0.7)

Loss & LAE - accident year	80.4%	75.2%	60.6%	54.5%	—	65.5%
Commissions	21.9%	19.0%	10.5%	22.6%	—	18.0%
Underwriting expenses	3.7%	20.4%	39.4%	22.3%	—	24.1%
Combined ratio - accident year	106.0%	114.6%	110.5%	99.4%	—	107.6%
Net favourable reserve development	(6.8)%	(8.1)%	(7.3)%	(6.9)%	—	(7.3)%
Combined ratio - calendar year	99.2%	106.5%	103.2%	92.5%	—	100.3%

Gross premiums written	36.1	81.7	186.1	91.5	—	395.4
Net premiums written	38.9	70.7	89.0	80.1	—	278.7
Net premiums earned	35.2	68.9	74.2	76.4	—	254.7
Underwriting profit (loss)	0.3	(4.4)	(2.3)	5.7	—	(0.7)
Interest and dividends	0.4	4.7	9.6	2.4	—	17.1
Share of profit (loss) of associates	0.7	—	—	(0.1)	—	0.6
Operating income	1.4	0.3	7.3	8.0	—	17.0

	First six months
	2020
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	2.7	(9.8)	3.2	13.4	—	9.5

Loss & LAE - accident year	77.4%	78.5%	56.9%	46.8%	—	62.2%
Commissions	26.2%	15.3%	10.9%	24.2%	—	18.9%
Underwriting expenses	2.9%	18.4%	36.7%	21.9%	—	21.8%
Combined ratio - accident year	106.5%	112.2%	104.5%	92.9%	—	102.9%
Net favourable reserve development	(9.2)%	(4.3)%	(6.7)%	(0.5)%	—	(4.6)%
Combined ratio - calendar year	97.3%	107.9%	97.8%	92.4%	—	98.3%

Gross premiums written	113.0	155.2	408.9	232.3	(0.4)	909.0
Net premiums written	100.0	117.8	151.7	210.1	—	579.6
Net premiums earned	96.8	123.7	147.3	177.5	—	545.3
Underwriting profit (loss)	2.7	(9.8)	3.2	13.4	—	9.5
Interest and dividends	3.7	6.3	10.5	6.2	—	26.7
Share of loss of associates	(16.5)	(0.5)	—	(1.2)	—	(18.2)
Operating income (loss)	(10.1)	(4.0)	13.7	18.4	—	18.0

	First six months
	2019
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	3.4	(8.2)	(6.4)	7.2	—	(4.0)

Loss & LAE - accident year	75.2%	72.1%	58.4%	54.6%	—	63.7%
Commissions	23.0%	18.5%	9.7%	21.4%	—	17.4%
Underwriting expenses	4.1%	19.7%	39.5%	23.0%	—	24.0%
Combined ratio - accident year	102.3%	110.3%	107.6%	99.0%	—	105.1%
Net favourable reserve development	(6.6)%	(4.2)%	(3.2)%	(4.2)%	—	(4.3)%
Combined ratio - calendar year	95.7%	106.1%	104.4%	94.8%	—	100.8%

Gross premiums written	83.6	168.3	395.4	194.8	—	842.1
Net premiums written	78.9	133.1	170.1	174.1	—	556.2
Net premiums earned	77.0	134.9	146.8	140.0	—	498.7
Underwriting profit (loss)	3.4	(8.2)	(6.4)	7.2	—	(4.0)
Interest and dividends	0.9	8.4	19.2	4.2	—	32.7
Share of loss of associates	(5.3)	—	—	(0.6)	—	(5.9)
Operating income (loss)	(1.0)	0.2	12.8	10.8	—	22.8

Group Re primarily constitutes the participation of the company's Barbados based reinsurance subsidiaries CRC Re, Wentworth and Connemara (established in 2019) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business.
Bryte Insurance is an established property and casualty insurer in South Africa and Botswana.
Fairfax Latin America is comprised of Fairfax Brasil and Fairfax Latam, which writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina and Uruguay.
Fairfax Central and Eastern Europe (‘‘Fairfax CEE’’) is comprised of Colonnade Insurance, Polish Re and Fairfax Ukraine (established in 2019). Colonnade Insurance writes general insurance through its Ukrainian insurance company and through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania. Fairfax Ukraine, comprised of ARX Insurance and Universalna (both acquired in 2019), primarily writes property and casualty insurance in Ukraine.

The Insurance and Reinsurance – Other segment reported underwriting profit of $2.1 and $9.5 and combined ratios of 99.3% and 98.3% in the second quarter and first six months of 2020 compared to underwriting losses of $0.7 and $4.0 and combined ratios of 100.3% and 100.8% in the second quarter and first six months of 2019. The underwriting results in the second quarter and first six months of 2020 included COVID-19 losses of $21.9 and $26.3 (8.5 and 4.8 combined ratio points) and net favourable prior year reserve development of $15.6 and $24.9 (6.1 and 4.6 combined ratio points) reflecting favourable emergence across all segments. The underwriting results in the second quarter and first six months of 2019 included net favourable prior year reserve development of $18.5 and $21.2 (7.3 and 4.3 combined ratio points), principally at Group Re, Bryte Insurance, Fairfax Latam and Colonnade Insurance.

The underwriting expense ratio decreased to 22.2% and 21.8% in the second quarter and first six months of 2020 from 24.1% and 24.0% in the second quarter and first six months of 2019, principally reflecting improvements at Fairfax Latin America and Bryte Insurance. The decrease in the underwriting expense ratio in the first six months of 2020 also reflected improvements at Fairfax CEE.

Excluding the impact of the acquisitions of ARX Insurance and Universalna at Fairfax CEE during 2019, normalized gross premiums written, net premiums written and net premiums earned for the three and six months ended June 30, 2020 and 2019 were as set out in the following tables:

	Second quarter
	2020			2019
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and Reinsurance - Other - as reported	398.0	267.6	258.6	395.4	278.7	254.7
ARX Insurance	(25.4)	(23.7)	(23.0)	(23.9)	(21.9)	(19.6)
Universalna	(10.2)	(7.7)	(6.9)	—	—	—
Insurance and Reinsurance - Other - as adjusted	362.4	236.2	228.7	371.5	256.8	235.1
Percentage change (year-over-year)	(2.4)%	(8.0)%	(2.7)%

	First six months
	2020			2019
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and Reinsurance - Other - as reported	909.0	579.6	545.3	842.1	556.2	498.7
ARX Insurance	(54.4)	(51.4)	(47.8)	(36.8)	(34.4)	(31.6)
Universalna	(18.3)	(14.4)	(14.2)	—	—	—
Insurance and Reinsurance - Other - as adjusted	836.3	513.8	483.3	805.3	521.8	467.1
Percentage change (year-over-year)	3.8%	(1.5)%	3.5%

In the table above, gross premiums written decreased by 2.4% in the second quarter of 2020, principally reflecting decreases at Bryte Insurance (reflecting the unfavourable impact of foreign currency translation) and Fairfax Latin America (reflecting the unfavourable impact of foreign currency translation and lower economic activity due to COVID-19 impacts at Fairfax Latam, partially offset by a modest increase in gross premiums written at Fairfax Brasil), partially offset by an increase at Group Re. Gross premiums written increased by 3.8% in the first six months of 2020, principally reflecting increases at Group Re and Fairfax Latin America (reflecting increased gross premiums written, partially offset by the unfavourable impact of foreign currency translation), partially offset by decreases at Bryte Insurance (reflecting the unfavourable impact of foreign currency translation, partially offset by increased gross premiums written). Net premiums written decreased by 8.0% and 1.5% in the second quarter and first six months of 2020, primarily reflecting the factors that affected gross premiums written, and lower premium retention at Fairfax Latam. Net premiums earned decreased by 2.7% in the second quarter of 2020 and increased by 3.5% in the first six months of 2020, consistent with the factors that affected net premiums written.
Interest and dividends decreased to $14.8 and $26.7 in the second quarter and first six months of 2020 from $17.1 and $32.7 in the second quarter and first six months of 2019, primarily reflecting lower interest income earned on lower holdings of U.S treasury and other government bonds and lower interest income earned on cash and cash equivalents.

        Run-off

	Second quarter		First six months
	2020	2019(6)	First quarter 2020 transactions(1)(2)	Other(3)	2020	First quarter 2019 reinsurance transaction(4)	Other(5)	2019
Gross premiums written	—	2.3	146.5	—	146.5	561.5	32.5	594.0
Net premiums written	—	(18.2)	146.5	—	146.5	561.5	1.6	563.1
Net premiums earned	—	13.3	125.6	2.3	127.9	561.5	51.3	612.8
Losses on claims, net	0.3	(8.4)	(124.7)	2.5	(122.2)	(556.8)	(35.9)	(592.7)
Operating expenses	(19.0)	(42.5)	8.7	(51.9)	(43.2)	—	(83.1)	(83.1)
Interest and dividends	5.9	13.5	—	15.0	15.0	—	31.5	31.5
Share of profit (loss) of associates	(2.7)	11.3	—	(15.8)	(15.8)	—	0.7	0.7
Operating profit (loss)	(15.5)	(12.8)	9.6	(47.9)	(38.3)	4.7	(35.5)	(30.8)
(1) Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards ("APH") exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended (the "first quarter 2020 Part VII transfer"). Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.
(2) Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior (the "first quarter 2020 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.
(3) Run-off excluding the first quarter 2020 Part VII transfer and first quarter 2020 reinsurance transaction referenced in footnotes (1) and (2).
(4)  Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior (the "first quarter 2019 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.
(5)  Run-off excluding the first quarter 2019 reinsurance transaction referenced in footnote (4).
(6) Effective April 1, 2019 Run-off ceded to Brit, for initial consideration of $17.6, a portfolio of business written by Advent Syndicate 780 related to accident years 2018 and prior, comprised of property direct and facultative, property binders and terrorism policies.

On March 31, 2020 the company contributed its wholly owned European run-off group ("European Run-off") to RiverStone (Barbados) Ltd. (“RiverStone Barbados”), a newly created joint venture entity, for cash proceeds of $599.5 and a 60.0% equity interest in RiverStone Barbados with a fair value of $605.0. OMERS, the pension plan for municipal employees in the province of Ontario, jointly manages RiverStone Barbados and had contemporaneously subscribed for a 40.0% equity interest for cash consideration of $599.5, based on the fair value of European Run-off at December 31, 2019 pursuant to the subscription agreement entered into on December 20, 2019. At the closing date the company deconsolidated the assets and liabilities of European Run-off from assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet respectively, which included European Run-off's unrestricted cash and cash equivalents of $377.8, and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados. The company recorded a pre-tax gain on deconsolidation of insurance subsidiary of $117.1 in the consolidated statement of earnings, comprised of a gain of $243.4 on the disposal of 40.0% of European Run-off, a gain of $35.6 on remeasurement to fair value at the closing date of the 60.0% of European Run-off retained, and foreign currency translation losses of $161.9 that were reclassified from accumulated other comprehensive income to the consolidated statement of earnings. The company has the option to purchase OMERS' interest in RiverStone Barbados at certain dates commencing in 2023.
References to the first six months of 2020 and 2019 throughout the remainder of this section exclude the impact of the first quarter 2020 Part VII transfer, the first quarter 2020 reinsurance transaction and the first quarter 2019 reinsurance transaction referenced in footnotes (1), (2) and (4) above. Starting from April 1, 2020, the operating results of Run-off only include U.S. Run-off.
Run-off reported an operating loss of $15.5 and $47.9 in the second quarter and first six months of 2020 compared to an operating loss of $12.8 and $35.5 in the second quarter and first six months of 2019. Net premiums earned and losses on claims, net were insignificant in the second quarter and first six months of 2020. Net premiums earned of $13.3 and $51.3 in the second quarter and first six months of 2019 principally reflected the run-off of Advent's unearned premium reserve ($25.1 and $63.6 respectively), partially offset by net premiums ceded to Brit ($12.4). Losses on claims, net of $8.4 and $35.9 in the second quarter and first six months of 2019 principally reflected losses on claims of $15.8 and $40.7 associated with the run-off of Advent's unearned premium reserve, partially offset by losses of $7.0 ceded to Brit. Operating expenses decreased to $19.0 and $51.9 in the second quarter and first six months of 2020 from $42.5 and $83.1 in the second quarter and first six months of 2019, primarily reflecting the deconsolidation of European Run-off on March 31, 2020. The decrease in the first six months of 2020 also reflected decreased commission expense as a result of the run-off of Advent's unearned premium reserve.
Interest and dividends decreased to $5.9 and $15.0 in the second quarter and first six months of 2020 from $13.5 and $31.5 in the second quarter and first six months of 2019, primarily reflecting the deconsolidation of European Run-off on March 31, 2020 and decreases in interest income earned on bonds and dividend income.

        Non-insurance companies

	Second quarter
	2020					2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	315.3	59.0	12.6	531.3	918.2	506.8	109.6	358.8	493.5	1,468.7
Expenses	(359.3)	(60.4)	(35.7)	(485.1)	(940.5)	(485.3)	(101.1)	(352.0)	(498.6)	(1,437.0)
Pre-tax income (loss) before interest expense and other	(44.0)	(1.4)	(23.1)	46.2	(22.3)	21.5	8.5	6.8	(5.1)	31.7
Interest and dividends	0.9	(7.4)	—	3.9	(2.6)	2.0	(7.6)	—	3.4	(2.2)
Share of profit (loss) of associates	0.1	(17.4)	(0.8)	(37.3)	(55.4)	0.1	100.2	3.9	(19.3)	84.9
Net gains (losses) on investments	4.5	3.9	0.3	21.8	30.5	(0.8)	25.6	(0.6)	3.4	27.6
Pre-tax income (loss) before interest expense	(38.5)	(22.3)	(23.6)	34.6	(49.8)	22.8	126.7	10.1	(17.6)	142.0

	First six months
	2020					2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	701.1	143.3	173.3	1,081.5	2,099.2	955.6	222.7	573.8	744.5	2,496.6
Expenses	(832.4)	(134.7)	(206.0)	(1,043.1)	(2,216.2)	(926.7)	(196.4)	(569.0)	(740.3)	(2,432.4)
Pre-tax income (loss) before interest expense and other	(131.3)	8.6	(32.7)	38.4	(117.0)	28.9	26.3	4.8	4.2	64.2
Interest and dividends	2.9	41.5	—	7.5	51.9	4.1	(12.9)	—	6.8	(2.0)
Share of profit (loss) of associates	0.2	(10.4)	(3.4)	(35.6)	(49.2)	(0.1)	112.7	3.6	(22.7)	93.5
Net gains (losses) on investments	(17.2)	(79.6)	1.3	(15.7)	(111.2)	6.0	49.8	(0.4)	8.8	64.2
Pre-tax income (loss) before interest expense	(145.4)	(39.9)	(34.8)	(5.4)	(225.5)	38.9	175.9	8.0	(2.9)	219.9
(1) Comprised primarily of Recipe and its subsidiaries The Keg, St-Hubert, Pickle Barrel and Original Joe's, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.
(2) Comprised of Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS. Interest and dividends of Fairfax India included the reversal of a performance fee accrual of $47.1 in the first six months of 2020 (2019 - nil).
(3) Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4) Comprised primarily of AGT (consolidated on April 17, 2019), Horizon North (acquired on May 29, 2020) and its subsidiary Dexterra, Grivalia Properties (deconsolidated on May 17, 2019), Mosaic Capital, Pethealth, Boat Rocker, Fairfax Africa and its subsidiary CIG (consolidated on January 4, 2019), and Rouge Media.
(5) Amounts as presented in note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2020.

Restaurants and retail
The decrease in the revenue and expenses of Restaurants and retail in the second quarter and first six months of 2020 primarily reflected lower business volume at Recipe, Toys "R" Us Canada, Praktiker and Sporting Life resulting from the impact of COVID-19. The expenses of Restaurants and retail in the second quarter and first six months of 2020 included non-cash impairment charges on right-of-use assets and finance lease receivables related to Recipe's previously announced restaurant portfolio restructuring and additional COVID-19 related impairments.
Net gains on investments in the second quarter of 2020 and net losses on investments in the first six months of 2020 primarily reflected net unrealized gains and losses respectively on The Keg's investment in units of The Keg Royalties Income Fund.
Fairfax India
The decrease in revenue and expenses in the second quarter and first six months of 2020 primarily reflected lower business volume at NCML and Fairchem resulting from the impact of COVID-19.
Interest and dividends in the first six months of 2020 included the reversal of a performance fee accrual of $47.1.
Net gains on investments decreased to $3.9 in the second quarter of 2020 from $25.6 in the second quarter of 2019, primarily reflecting lower net gains on corporate bonds and equity derivatives. Net losses on investments of $79.6 in the first six months of 2020 compared to net gains on investments of $49.8 in the first six months of 2019 primarily reflected net losses on common stocks, foreign exchange losses on Fairfax India's U.S. dollar borrowings as a result of the strengthening of the U.S. dollar relative to the Indian rupee and lower net gains on corporate bonds.

Thomas Cook India
The decrease in the revenue and expenses of Thomas Cook India in the second quarter and first six months of 2020 primarily reflected lower business volume resulting from the impact of COVID-19.
        Other
Subsequent to June 30, 2020
On July 10, 2020 Fairfax Africa entered into a merger agreement with Helios Holdings Limited ("Helios") pursuant to which Helios will acquire a 45.9% voting and equity interest in Fairfax Africa in exchange for the contribution of certain fee streams and be appointed sole investment advisor to Fairfax Africa. Closing of the transaction is expected to be in the third quarter of 2020, subject to various conditions including regulatory and shareholder approvals, and the acquisition of Fairfax Africa's 42.4% equity interest in Atlas Mara by the company for consideration of approximately $40. Upon closing, Fairfax Africa will be renamed Helios Fairfax Partners Corporation ("HFP") and continue to be listed on the Toronto Stock Exchange. The company expects that upon closing it will deconsolidate Fairfax Africa from the Non-insurance companies reporting segment and account for its interest in HFP as an investment in associate in its consolidated financial reporting. Fairfax Africa is an investment holding company whose investment objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in Africa and African businesses.
Six months ended June 30, 2020
On May 29, 2020 Horizon North Logistics Inc. ("Horizon North") legally acquired 100% of Dexterra by issuing common shares to the company representing a 49.0% equity interest in Horizon North. The company obtained de facto voting control of Horizon North as its largest shareholder and accounted for the transaction as a reverse acquisition of Horizon North by Dexterra. The assets, liabilities and results of operations of Horizon North were consolidated in the Non-insurance companies reporting segment. Horizon North, based in the province of Alberta, is a publicly listed corporation providing a range of industrial services and modular construction solutions.
The revenue of Other increased in the second quarter and first six months of 2020 primarily reflecting the consolidation of AGT (on April 17, 2019) and Horizon North (on May 29, 2020), partially offset by lower business volume at Boat Rocker and Mosaic Capital principally due to COVID-19, and the deconsolidation of Grivalia Properties (on May 17, 2019). The increase in the second quarter of 2020 was also partially offset by lower business volume at CIG related to COVID-19.
The expenses of Other decreased in the second quarter of 2020, primarily reflecting lower business volume at Boat Rocker, Mosaic Capital, Dexterra and CIG primarily due to COVID-19, and the deconsolidation of Grivalia Properties (on May 17, 2019), partially offset by the consolidation of AGT (on April 17, 2019) and Horizon North (on May 29, 2020). The expenses of Other increased in the first six months of 2020 primarily reflecting the consolidation of AGT and Horizon North, partially offset by the same factors affecting the second quarter of 2020.
Net gains on investments increased to $21.8 in the second quarter of 2020 from $3.4 in the second quarter of 2019, principally reflecting net gains on foreign currency contracts at AGT and higher net gains on corporate bonds at Fairfax Africa. Net losses on investments of $15.7 in the first six months of 2020 compared to net gains on investments of $8.8 in the first six months of 2019 primarily related to net losses on corporate bonds in the first six months of 2020 compared to net gains in the first six months of 2019 at Fairfax Africa, foreign exchange losses on Fairfax Africa's cash holdings of South African rand which weakened relative to the U.S. dollar and net losses on foreign currency contracts at AGT.

        Investments
        Interest and Dividends
Interest and dividends of $205.0 and $422.9 in the second quarter and first six months of 2020 decreased from $221.6 and $457.5 in the second quarter and first six months of 2019, primarily reflecting lower dividend income earned on common stocks and lower interest income earned due to sales and maturities of U.S. treasury bonds in the second half of 2019, partially offset by the reinvestment of the U.S. treasury bond proceeds into higher yielding, high quality U.S. corporate bonds and short term investments.

        Share of Profit (Loss) of Associates

Share of profit (loss) of associates by reporting segment for the three and six months ended June 30, 2020 and 2019 were comprised as shown in the following tables:

Quarter ended June 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
RiverStone Barbados	—	1.4	1.1	—	—	—	—	—	2.5	1.2	—	62.9	66.6
Eurolife	—	—	—	—	—	—	—	—	—	—	—	28.7	28.7
Digit	—	—	—	—	—	—	(0.3)	—	(0.3)	—	—	—	(0.3)
Thai Re	—	(0.3)	(1.5)	(0.9)	—	—	—	—	(2.7)	(2.7)	—	(0.6)	(6.0)
Other	—	(0.5)	—	—	0.6	—	0.8	—	0.9	—	—	(2.2)	(1.3)
	—	0.6	(0.4)	(0.9)	0.6	—	0.5	—	0.4	(1.5)	—	88.8	87.7
Non-insurance:
Atlas (formerly Seaspan)	—	6.7	1.3	0.5	1.5	4.0	—	0.4	14.4	0.8	—	0.1	15.3
IIFL Finance	0.1	—	0.8	—	0.1	0.2	—	—	1.2	0.1	3.8	0.2	5.3
Atlas Mara	—	—	—	—	—	—	—	—	—	—	(21.1)	—	(21.1)
EXCO	—	0.1	—	0.4	—	—	—	—	0.5	—	—	—	0.5
KWF LPs	(0.8)	(0.3)	—	—	(0.1)	—	—	—	(1.2)	(0.7)	—	—	(1.9)
KWF UK Holdco	—	1.6	—	—	3.7	—	—	—	5.3	—	—	—	5.3
Farmers Edge	(1.3)	—	(1.0)	(1.0)	(0.6)	(1.3)	—	(4.6)	(9.8)	—	—	—	(9.8)
Eurobank	(0.1)	(8.7)	(2.6)	—	(1.8)	(2.8)	—	(2.6)	(18.6)	—	—	(5.5)	(24.1)
Astarta	—	(1.0)	(0.7)	(0.4)	(0.6)	—	—	(0.3)	(3.0)	—	—	(0.3)	(3.3)
Resolute	(0.1)	—	(0.3)	(0.4)	(0.2)	(0.1)	—	—	(1.1)	—	—	—	(1.1)
Quess	—	—	—	—	—	—	—	—	—	—	(0.8)	(29.2)	(30.0)
Sanmar	—	—	—	—	—	—	—	—	—	—	(25.2)	—	(25.2)
Other	(0.4)	(2.2)	(1.2)	(0.6)	(1.2)	(1.6)	—	(0.3)	(7.5)	(1.4)	(12.1)	0.3	(20.7)
	(2.6)	(3.8)	(3.7)	(1.5)	0.8	(1.6)	—	(7.4)	(19.8)	(1.2)	(55.4)	(34.4)	(110.8)
Share of profit (loss) of associates	(2.6)	(3.2)	(4.1)	(2.4)	1.4	(1.6)	0.5	(7.4)	(19.4)	(2.7)	(55.4)	54.4	(23.1)
Quarter ended June 30, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Eurolife	—	—	—	—	—	—	—	—	—	—	—	58.9	58.9
Digit	—	—	—	—	—	—	(3.3)	—	(3.3)	—	—	—	(3.3)
Thai Re	—	0.2	0.3	0.1	—	—	—	—	0.6	0.4	—	—	1.0
Other	—	0.4	—	—	—	—	2.2	—	2.6	—	—	(0.5)	2.1
	—	0.6	0.3	0.1	—	—	(1.1)	—	(0.1)	0.4	—	58.4	58.7
Non-insurance:
Atlas (formerly Seaspan)	—	14.8	9.2	0.7	5.6	19.9	—	3.7	53.9	10.3	—	(88.2)	(24.0)
IIFL Finance(1)	—	—	17.1	—	—	—	(0.1)	—	17.0	—	96.9	15.7	129.6
Atlas Mara	—	—	—	—	—	—	—	—	—	—	(47.2)	—	(47.2)
KWF LPs	(1.3)	7.4	0.1	—	(0.2)	—	—	—	6.0	(1.3)	—	—	4.7
Farmers Edge	(1.1)	(1.0)	(0.9)	(0.9)	(0.5)	(1.1)	—	(3.3)	(8.8)	—	—	—	(8.8)
APR Energy	—	(1.0)	(0.6)	(0.4)	(0.5)	(0.5)	—	(0.4)	(3.4)	(0.5)	—	—	(3.9)
Resolute	1.1	—	1.8	3.1	1.2	0.9	—	0.8	8.9	2.6	—	—	11.5
Astarta	—	(0.3)	(0.3)	(0.2)	0.6	—	—	(0.2)	(0.4)	(0.9)	—	—	(1.3)
Quess	—	—	—	—	—	—	—	—	—	—	3.8	—	3.8
Other	(2.6)	(2.0)	(0.9)	(1.1)	(3.1)	(2.5)	0.1	—	(12.1)	0.7	31.4	0.1	20.1
	(3.9)	17.9	25.5	1.2	3.1	16.7	—	0.6	61.1	10.9	84.9	(72.4)	84.5
Share of profit (loss) of associates	(3.9)	18.5	25.8	1.3	3.1	16.7	(1.1)	0.6	61.0	11.3	84.9	(14.0)	143.2
(1) During the second quarter of 2019 the company recorded share of profit of IIFL Holdings of $172.9, reflecting its share of a gain at IIFL Holdings from the spin-offs of IIFL Wealth and IIFL Securities.

Six months ended June 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
RiverStone Barbados	—	1.4	1.1	—	—	—	—	—	2.5	1.2	—	62.9	66.6
Eurolife	—	—	—	—	—	—	—	—	—	—	—	(8.9)	(8.9)
Digit	—	—	—	—	—	—	2.8	—	2.8	—	—	—	2.8
Thai Re	—	(1.1)	(2.8)	(2.7)	—	—	—	—	(6.6)	(9.5)	—	(2.4)	(18.5)
Other	—	(0.3)	—	—	1.2	—	1.3	—	2.2	5.8	—	(4.0)	4.0
	—	—	(1.7)	(2.7)	1.2	—	4.1	—	0.9	(2.5)	—	47.6	46.0
Non-insurance:
Atlas (formerly Seaspan)	—	33.8	3.8	1.2	6.3	20.5	—	2.7	68.3	9.8	—	0.1	78.2
IIFL Finance	0.2	—	1.6	—	0.2	0.4	0.1	—	2.5	0.3	8.5	0.3	11.6
Atlas Mara	—	—	—	—	—	—	—	—	—	—	(16.8)	—	(16.8)
EXCO	0.9	1.0	0.1	0.5	0.4	—	—	0.3	3.2	0.2	—	0.1	3.5
KWF LPs	(1.9)	(1.2)	0.1	—	(0.2)	—	—	—	(3.2)	(1.8)	—	—	(5.0)
KWF UK Holdco	—	—	—	—	(0.1)	—	—	—	(0.1)	—	—	—	(0.1)
Farmers Edge	(2.8)	—	(2.2)	(2.3)	(1.2)	(2.9)	—	(10.4)	(21.8)	—	—	—	(21.8)
APR Energy	—	(1.6)	(2.0)	(1.3)	(1.8)	(2.0)	—	(1.2)	(9.9)	(3.6)	—	(0.1)	(13.6)
Eurobank	(0.1)	(8.7)	(2.6)	—	(1.8)	(2.8)	—	(2.6)	(18.6)	—	—	(5.5)	(24.1)
Astarta(1)	—	(6.9)	(6.4)	(3.9)	(6.1)	—	—	(2.3)	(25.6)	(1.5)	—	(3.7)	(30.8)
Resolute(1)	(7.4)	—	(12.4)	(5.7)	(7.3)	(2.9)	—	(4.1)	(39.8)	(13.0)	—	(24.2)	(77.0)
Quess(1)	(0.1)	—	(0.4)	—	—	—	—	—	(0.5)	(0.1)	(3.7)	(121.8)	(126.1)
Sanmar	—	—	—	—	—	—	—	—	—	—	(25.2)	—	(25.2)
Other	—	(4.6)	(3.0)	(1.0)	(1.3)	(1.2)	—	(0.6)	(11.7)	(3.6)	(12.0)	0.2	(27.1)
	(11.2)	11.8	(23.4)	(12.5)	(12.9)	9.1	0.1	(18.2)	(57.2)	(13.3)	(49.2)	(154.6)	(274.3)
Share of profit (loss) of associates	(11.2)	11.8	(25.1)	(15.2)	(11.7)	9.1	4.2	(18.2)	(56.3)	(15.8)	(49.2)	(107.0)	(228.3)

(1) During the first six months of 2020 the company recorded non-cash impairment charges on its investments in Quess, Resolute and Astarta of $98.3, $56.5 and $26.3 respectively. See note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2020.

Six months ended June 30, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Eurolife	—	—	—	—	—	—	—	—	—	—	—	93.0	93.0
Digit	—	—	—	—	—	—	(3.4)	—	(3.4)	—	—	—	(3.4)
Thai Re	—	(1.2)	(2.1)	(0.8)	—	—	—	—	(4.1)	(3.0)	—	(0.2)	(7.3)
Other	—	0.8	—	—	(0.5)	—	3.3	—	3.6	—	—	0.4	4.0
	—	(0.4)	(2.1)	(0.8)	(0.5)	—	(0.1)	—	(3.9)	(3.0)	—	93.2	86.3
Non-insurance:
Atlas (formerly Seaspan)(1)	—	17.2	9.7	1.0	7.6	23.8	—	5.2	64.5	12.2	—	13.6	90.3
IIFL Finance(2)	0.1	—	17.8	—	0.1	0.1	—	—	18.1	0.2	100.9	15.7	134.9
Atlas Mara	—	—	—	—	—	—	—	—	—	—	(49.7)	—	(49.7)
KWF LPs(3)	(2.0)	57.9	0.1	—	(0.3)	—	—	—	55.7	(1.9)	—	—	53.8
Farmers Edge	(2.8)	(2.6)	(2.3)	(2.4)	(1.2)	(3.0)	—	(5.4)	(19.7)	—	—	—	(19.7)
APR Energy	—	(13.7)	(8.2)	(5.4)	(7.2)	(7.8)	—	(4.8)	(47.1)	(7.4)	—	(0.3)	(54.8)
Astarta	—	(3.1)	(2.3)	(1.4)	(2.2)	—	—	(1.5)	(10.5)	(1.5)	—	—	(12.0)
Resolute	0.7	—	1.2	2.0	0.7	0.6	—	0.5	5.7	1.8	—	—	7.5
Quess	—	—	—	—	—	—	—	—	—	—	3.1	—	3.1
Other	(2.6)	(2.7)	(1.4)	(1.5)	(3.3)	(2.5)	—	0.1	(13.9)	0.3	39.2	0.2	25.8
	(6.6)	53.0	14.6	(7.7)	(5.8)	11.2	—	(5.9)	52.8	3.7	93.5	29.2	179.2
Share of profit (loss) of associates	(6.6)	52.6	12.5	(8.5)	(6.3)	11.2	(0.1)	(5.9)	48.9	0.7	93.5	122.4	265.5

(1) During the first six months of 2019 the company recorded share of profit of Atlas (formerly Seaspan) of $90.3, principally reflecting Atlas' gain of $227.0 related to the modification of charter arrangements with one of its largest customers.
(2) During the first six months of 2019 the company recorded share of profit of IIFL Holdings of $172.9, reflecting its share of a gain at IIFL Holdings from the spin-offs of IIFL Wealth and IIFL Securities. IIFL Holdings was subsequently renamed IIFL Finance.
(3) During the first six months of 2019 the company recorded share of profit of a KWF LP of $57.0 (€53.6) related to the sale of investment property in Dublin, Ireland. The KWF LP was subsequently liquidated.

Net Gains (Losses) on Investments

Net gains (losses) on investments for the three and six months ended June 30, 2020 and 2019 were comprised as follows:

	Second quarter
	2020			2019
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	13.3	106.8	120.1	102.2	23.8	126.0
Preferred stocks - convertible	—	1.9	1.9	—	2.0	2.0
Bonds - convertible	0.9	12.2	13.1	—	(55.4)	(55.4)
Other equity derivatives(2)(3)(4)	50.1	80.1	130.2	(4.7)	34.7	30.0
Loss on disposition of non-insurance associate(5)	(9.2)	—	(9.2)	(0.3)	—	(0.3)
Gain on deconsolidation of non-insurance subsidiary(6)	—	—	—	171.3	—	171.3
Long equity exposures	55.1	201.0	256.1	268.5	5.1	273.6
Short equity exposures(3)	—	(96.6)	(96.6)	(7.9)	68.9	61.0
Net equity exposures and financial effects	55.1	104.4	159.5	260.6	74.0	334.6
Bonds(7)	69.2	412.6	481.8	(278.7)	440.6	161.9
U.S. treasury bond forward contracts	(45.8)	48.9	3.1	(29.5)	(8.4)	(37.9)
Preferred stocks	—	8.5	8.5	(23.4)	25.7	2.3
CPI-linked derivatives	(123.3)	80.9	(42.4)	—	(4.4)	(4.4)
Other derivatives	14.5	(37.1)	(22.6)	—	(44.6)	(44.6)
Foreign currency	(99.1)	114.2	15.1	15.5	(9.0)	6.5
Gain on disposition of insurance and reinsurance associate(8)	—	—	—	10.4	—	10.4
Other	3.9	37.2	41.1	1.6	18.2	19.8
Net gains (losses) on investments	(125.5)	769.6	644.1	(43.5)	492.1	448.6

Net gains (losses) on bonds is comprised as follows:
Government bonds	59.3	(47.9)	11.4	4.2	65.5	69.7
U.S. states and municipalities	—	(2.8)	(2.8)	9.2	16.6	25.8
Corporate and other	9.9	463.3	473.2	(292.1)	358.5	66.4
	69.2	412.6	481.8	(278.7)	440.6	161.9

	First six months
	2020			2019
	Net realized gains (losses)(1)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	232.2	(952.4)	(720.2)	167.0	487.8	654.8
Preferred stocks - convertible	—	2.4	2.4	—	2.5	2.5
Bonds - convertible	26.1	(36.3)	(10.2)	(4.4)	19.5	15.1
Other equity derivatives(2)(3)(4)	69.4	(156.5)	(87.1)	95.3	11.7	107.0
Loss on disposition of non-insurance associate(5)	(6.8)	—	(6.8)	(0.3)	—	(0.3)
Gain on deconsolidation of non-insurance subsidiary(6)	—	—	—	171.3	—	171.3
Long equity exposures	320.9	(1,142.8)	(821.9)	428.9	521.5	950.4
Short equity exposures(3)	(248.1)	25.7	(222.4)	(7.9)	134.9	127.0
Net equity exposures and financial effects	72.8	(1,117.1)	(1,044.3)	421.0	656.4	1,077.4
Bonds(7)	110.4	297.4	407.8	(274.5)	423.6	149.1
U.S. treasury bond forward contracts	(55.1)	(54.4)	(109.5)	(74.4)	15.8	(58.6)
Preferred stocks	—	(12.1)	(12.1)	(23.4)	44.3	20.9
CPI-linked derivatives	(233.3)	241.9	8.6	—	(8.7)	(8.7)
Other derivatives	14.6	(51.2)	(36.6)	23.0	(82.3)	(59.3)
Foreign currency	(90.6)	(15.7)	(106.3)	60.2	(49.4)	10.8
Gain on disposition of insurance and reinsurance associate(8)	—	—	—	10.4	—	10.4
Other	(1.6)	(1.4)	(3.0)	6.3	24.2	30.5
Net gains (losses) on investments	(182.8)	(712.6)	(895.4)	148.6	1,023.9	1,172.5

Net gains (losses) on bonds is comprised as follows:
Government bonds	93.7	(1.1)	92.6	7.1	86.6	93.7
U.S. states and municipalities	3.2	(16.8)	(13.6)	10.2	36.5	46.7
Corporate and other	13.5	315.3	328.8	(291.8)	300.5	8.7
	110.4	297.4	407.8	(274.5)	423.6	149.1
(1) Amounts recorded in net realized gains (losses) in the first six months of 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2020.
(2) Other equity derivatives include long equity total return swaps, equity warrant forward contracts, equity warrants and options.

(3) Gains and losses on equity total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented in net change in unrealized gains (losses).
(4) Includes the Atlas (formerly Seaspan) $8.05 equity warrants, and forward contracts relating to commitments to purchase Tranche 2 warrants and debentures in January 2019, as described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2020.
(5) On February 28, 2020 the company sold its equity accounted investment in APR Energy to Atlas in an all-stock transaction as described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2020.
(6) On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3.
(7) On June 28, 2019 EXCO emerged from bankruptcy protection and settled the company's EXCO bonds with common shares, resulting in the company recording a net loss on investment of $27.8 (realized losses of $296.3, of which $268.5 and $117.0 was recorded as unrealized losses in prior quarters and prior years respectively).
(8) On April 18, 2019 Brit acquired the remaining 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6, remeasured its existing equity interest to fair value for a gain of $10.4, and commenced consolidating Ambridge Partners.

Net equity exposure and financial effects: During the second quarter and first six months of 2020 the company's net equity exposures (long equity exposures net of short equity exposures) produced net gains of $159.5 and net losses of $1,044.3 (2019 - net gains of $334.6 and $1,077.4). Net gains on long equity exposures of $256.1 in the second quarter of 2020 were primarily comprised of net gains on common stocks ($120.1) and long equity total return swaps ($121.1). Net losses on long equity exposures of $821.9 in the first six months of 2020 were primarily comprised of net losses on common stocks ($720.2) and equity warrants and options ($135.8), partially offset by net gains on long equity total return swaps ($48.7).
Net gains on long equity exposures of $273.6 in the second quarter of 2019 were primarily comprised of the net gain on deconsolidation of Grivalia Properties ($171.3) and net gains on common stocks ($126.0), partially offset by net losses on convertible bonds ($55.4). Net gains on long equity exposures of $950.4 in the first six months of 2019 were primarily comprised of net gains on common stocks ($654.8), the net gain on deconsolidation of Grivalia Properties ($171.3) and net gains on equity warrant forward contracts ($70.0). The company's short equity exposures and equity hedges produced net losses of $96.6 and $222.4 in the second quarter and first six months of 2020 (2019 - net gains of $61.0 and $127.0).
Within the interim consolidated financial statements for the three and six months ended June 30, 2020, refer to note 7 (Short Sales and Derivatives) for details of the company's equity total return swaps, and note 16 (Financial Risk Management, under the heading "Market Price Fluctuations") for a tabular analysis summarizing the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position and results of operations.
Bonds: Net gains on bonds of $481.8 in the second quarter of 2020 (2019 - $161.9) were primarily comprised of net gains on corporate and other bonds ($473.2) and India government bonds ($8.6), partially offset by net losses on U.S. treasury bonds ($18.8) and U.S. state and municipal bonds ($2.8). Net gains on bonds of $407.8 in the first six months of 2020 (2019 - $149.1) were primarily comprised of net gains on corporate and other bonds ($328.8), U.S. treasury bonds ($41.8) and India government bonds ($23.0), partially offset by net losses on U.S. state and municipal bonds ($13.6).
Net gains on bonds of $161.9 in the second quarter of 2019 were primarily comprised of net gains on corporate and other bonds ($66.4, inclusive of net losses on EXCO bonds), U.S. treasury bonds ($30.8), India government bonds ($27.2) and U.S. state and municipal bonds ($25.8). Net gains on bonds of $149.1 in the first six months of 2019 were primarily comprised of net gains on U.S. treasury bonds ($53.9), U.S. state and municipal bonds ($46.7) and India government bonds ($25.3).
To economically hedge its exposure to interest rate risk (primarily exposure to long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company holds forward contracts to sell long dated U.S. treasury bonds. The U.S. treasury bond forwards produced net gains of $3.1 and net losses of $109.5 in the second quarter and first six months of 2020 (2019 - net losses of $37.9 and $58.6).
CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net losses of $42.4 and net gains of $8.6 in the second quarter and first six months of 2020 (2019 - net losses of $4.4 and $8.7). During the first six months of 2020 certain CPI-linked derivative contracts with a notional amount of $21,665.1 referenced to CPI in the United States, European Union and United Kingdom matured. Refer to note 7 (Short Sales and Derivatives, under the heading "CPI-linked derivative contracts") to the interim consolidated financial statements for the three and six months ended June 30, 2020 for further details.
Foreign currency: Net gains on foreign currency in the second quarter of 2020 of $15.1 (2019 - $6.5) was comprised of foreign currency net gains on investing activities of $56.2 (principally related to strengthening of the Canadian dollar relative to the U.S. dollar during the quarter), partially offset by foreign currency net losses on underwriting activities of $31.6 and net losses on foreign currency contracts of $9.5. Net losses on foreign currency in the first six months of 2020 of $106.3 (2019 - net gains of $10.8), was comprised of foreign currency net losses on investing activities of $82.5 (principally related to strengthening of the U.S. dollar relative to the Canadian dollar, Indian rupee and British pound) and net losses on foreign currency contracts of $27.2, partially offset by foreign currency net gains on underwriting activities of $3.4.

Net gains (losses) on investments for the three and six months ended June 30, 2020 and 2019 for each of the insurance and reinsurance operations, run-off operations, Non-insurance companies reporting segment, and Corporate and Other, were comprised as shown in the following tables:
Quarter ended June 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	12.0	(7.6)	41.5	7.6	12.8	34.3	11.0	24.9	136.5	6.1	7.5	106.0	256.1
Short equity exposures(1)	—	(47.3)	(49.4)	—	—	—	—	0.1	(96.6)	—	—	—	(96.6)
Bonds(1)	31.0	122.0	71.2	(10.0)	53.7	153.4	4.6	32.7	458.6	16.5	6.6	0.1	481.8
U.S. treasury bond forwards	—	(0.3)	2.9	0.2	(0.1)	—	—	—	2.7	0.4	—	—	3.1
Preferred stocks	2.2	1.5	0.7	0.6	0.8	2.4	—	0.3	8.5	—	—	—	8.5
CPI-linked derivatives	(1.4)	(6.5)	(1.7)	(4.1)	(6.5)	—	—	(22.3)	(42.5)	—	—	0.1	(42.4)
Foreign currency	(14.8)	(4.1)	2.3	1.2	17.0	5.3	(0.3)	(6.5)	0.1	0.6	16.1	(1.7)	15.1
Other	0.1	7.1	(4.5)	0.2	(0.2)	6.2	1.7	8.5	19.1	(0.9)	0.3	—	18.5
Net gains (losses) on investments	29.1	64.8	63.0	(4.3)	77.5	201.6	17.0	37.7	486.4	22.7	30.5	104.5	644.1

Quarter ended June 30, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	(14.2)	50.0	9.3	5.8	7.9	26.4	49.5	39.9	174.6	32.6	11.2	55.2	273.6
Short equity exposures(1)	—	19.1	33.7	—	—	—	—	4.0	56.8	4.2	—	—	61.0
Bonds(1)	5.7	18.1	44.5	13.2	7.3	31.0	5.8	6.6	132.2	16.1	13.8	(0.2)	161.9
U.S. treasury bond forwards	—	(5.4)	(19.4)	(5.2)	—	—	—	—	(30.0)	(7.9)	—	—	(37.9)
Preferred stocks	0.2	0.8	0.2	0.1	0.3	0.7	—	—	2.3	—	—	—	2.3
CPI-linked derivatives	0.2	(1.6)	(0.3)	(0.5)	(0.1)	—	—	(1.2)	(3.5)	—	—	(0.9)	(4.4)
Foreign currency	(4.1)	14.6	2.0	(0.2)	1.8	8.1	1.0	(3.2)	20.0	(4.0)	2.7	(12.2)	6.5
Other	0.9	(11.8)	(6.5)	(3.3)	12.0	1.3	0.9	(8.9)	(15.4)	(3.9)	(0.1)	5.0	(14.4)
Net gains (losses) on investments	(11.3)	83.8	63.5	9.9	29.2	67.5	57.2	37.2	337.0	37.1	27.6	46.9	448.6

Six months ended June 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	(70.9)	(252.2)	(92.3)	(36.1)	(51.5)	(90.8)	0.7	(115.4)	(708.5)	(165.6)	(60.2)	112.4	(821.9)
Short equity exposures(1)	—	(82.3)	(118.1)	—	—	—	—	(12.9)	(213.3)	(9.1)	—	—	(222.4)
Bonds(1)	(1.3)	97.4	70.6	(4.9)	68.6	146.8	2.8	12.0	392.0	19.7	2.3	(6.2)	407.8
U.S. treasury bond forwards	—	(20.7)	(54.6)	(23.9)	(3.2)	—	—	—	(102.4)	(7.1)	—	—	(109.5)
Preferred stocks	(4.2)	(2.5)	(1.1)	(0.7)	(1.1)	(3.1)	0.8	(0.2)	(12.1)	—	—	—	(12.1)
CPI-linked derivatives	(1.2)	2.7	0.9	0.6	1.4	—	—	1.2	5.6	2.0	—	1.0	8.6
Foreign currency	(19.6)	22.6	0.5	(0.1)	(14.5)	(28.7)	(28.4)	10.3	(57.9)	3.9	(45.2)	(7.1)	(106.3)
Other	(0.4)	(9.6)	(11.5)	0.5	(7.1)	(6.3)	0.1	3.5	(30.8)	0.8	(8.1)	(1.5)	(39.6)
Net gains (losses) on investments	(97.6)	(244.6)	(205.6)	(64.6)	(7.4)	17.9	(24.0)	(101.5)	(727.4)	(155.4)	(111.2)	98.6	(895.4)

Six months ended June 30, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	24.9	211.3	78.3	6.0	39.7	72.9	152.5	84.6	670.2	135.9	28.7	115.6	950.4
Short equity exposures(1)	—	39.6	70.2	—	—	—	—	8.5	118.3	8.7	—	—	127.0
Bonds(1)	(41.9)	(4.7)	53.3	20.8	7.3	64.1	4.1	(2.6)	100.4	29.9	26.8	(8.0)	149.1
U.S. treasury bond forwards	—	(5.7)	(29.6)	(9.3)	—	—	—	—	(44.6)	(14.0)	—	—	(58.6)
Preferred stocks	5.1	3.7	3.1	1.3	1.3	6.2	—	—	20.7	0.2	—	—	20.9
CPI-linked derivatives	1.6	(0.5)	(0.2)	(1.2)	0.5	—	—	(7.1)	(6.9)	(0.3)	—	(1.5)	(8.7)
Foreign currency	(9.4)	(1.1)	9.2	2.8	1.2	12.1	5.4	3.3	23.5	(1.8)	6.2	(17.1)	10.8
Other	0.9	(23.0)	(10.5)	(2.8)	12.9	2.5	6.4	(10.6)	(24.2)	(3.5)	2.5	6.8	(18.4)
Net gains (losses) on investments	(18.8)	219.6	173.8	17.6	62.9	157.8	168.4	76.1	857.4	155.1	64.2	95.8	1,172.5
(1) Long equity exposures, short equity exposures and bonds as presented in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2020.

Interest Expense
Consolidated interest expense for the three and six months ended June 30, 2020 and 2019 was comprised as follows:

	Second quarter		First six months
	2020	2019	2020	2019
Interest expense on borrowings:
Holding company	61.6	59.0	112.1	111.6
Insurance and reinsurance companies	12.8	15.5	26.5	29.0
Non-insurance companies(1)	31.5	32.7	67.3	61.3
	105.9	107.2	205.9	201.9
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	4.5	5.1	9.7	10.1
Non-insurance companies	11.8	9.6	22.3	21.5
	16.3	14.7	32.0	31.6

Interest expense as presented in the consolidated statement of earnings	122.2	121.9	237.9	233.5
(1) Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2) Represents accretion of lease liabilities using the effective interest method subsequent to the adoption of IFRS 16 on January 1, 2019.
The modest increase in interest expense on borrowings at the holding company in the second quarter and first six months of 2020 principally reflected the issuance on April 29, 2020 of $650.0 principal amount of 4.625% senior notes due 2030 and the issuance on June 14, 2019 of Cdn$500.0 principal amount of 4.23% senior notes due 2029, partially offset by the redemption on July 15, 2019 of the remaining Cdn$395.6 principal amount of 6.40% senior notes due 2021 and the effects of lower interest rates.
The decrease in interest expense on borrowings at the insurance and reinsurance companies in the second quarter and first six months of 2020 principally reflected the deconsolidation of European Run-off and its borrowings on March 31, 2020 and a lower interest rate on Brit's floating rate revolving credit facility.
The decrease in interest expense on borrowings at the non-insurance companies in the second quarter of 2020 principally reflected a lower interest rate on Fairfax India's floating rate term loan and decreased borrowings at CIG, partially offset by additional borrowings at Recipe. The increase in interest expense on borrowings in the first six months of 2020 principally reflected the consolidation of AGT on April 17, 2019 and additional borrowings at Recipe, partially offset by a lower interest rate on Fairfax India's term loan and the deconsolidation of Grivalia Properties on May 17, 2019.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.
For further details of the company's borrowings refer to note 10 (Borrowings) to the interim consolidated financial statements for the three and six months ended June 30, 2020 and note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2019.
Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of (profit) loss of associates.

	Second quarter		First six months
	2020	2019	2020	2019
Fairfax corporate overhead	52.7	33.5	108.7	67.6
Subsidiary holding companies' corporate overhead	14.1	5.3	22.5	17.7
Subsidiary holding companies' non-cash intangible asset amortization(1)	23.4	24.2	47.0	48.3
Total corporate overhead(2)	90.2	63.0	178.2	133.6
Holding company interest and dividends	(17.8)	(5.8)	(33.9)	(20.9)
Holding company share of (profit) loss of associates	(54.4)	14.0	107.0	(122.4)
Investment management and administration fees and other(3)	(20.2)	(38.9)	(1.4)	(73.4)
	(2.2)	32.3	249.9	(83.1)
(1) Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2) Presented as consolidated corporate overhead in note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2020.
(3) Presented as a consolidation elimination in note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2020.

Fairfax corporate overhead increased to $52.7 and $108.7 in the second quarter and first six months of 2020 from $33.5 and $67.6 in the second quarter and first six months of 2019, primarily reflecting increased employee compensation expenses.
Subsidiary holding companies' corporate overhead increased to $14.1 and $22.5 in the second quarter and first six months of 2020 from $5.3 and $17.7 in the second quarter and first six months of 2019, primarily reflecting increased corporate overhead at Allied World, partially offset by lower charitable donations.
Subsidiary holding companies' non-cash intangible asset amortization of $23.4 and $47.0 in the second quarter and first six months of 2020 (2019 - $24.2 and $48.3) primarily related to amortization of intangible assets at Allied World and Crum & Forster.
Excluding total return swap income of $6.1 and $7.0 in the second quarter and first six months of 2020, holding company interest and dividends of $11.7 and $26.9 primarily related to interest income earned on cash, short term investments and bonds. Excluding total return swap income of $0.9 and $1.6 in the second quarter and first six months of 2019, holding company interest and dividends of $4.9 and $19.3 primarily related to interest income on cash and bonds.
Investment management and administration fees and other of $20.2 and $1.4 in the second quarter and first six months of 2020 (2019 - $38.9 and $73.4) were primarily comprised of investment and administration fees of $33.0 and $14.1 (2019 - $38.9 and $73.4) earned from the insurance and reinsurance subsidiaries, partially offset by consolidation eliminations. The decrease in investment and administration fees in the first six months of 2020 primarily reflected the reversal of a performance fee receivable from Fairfax India of $47.9 in the first quarter of 2020.
Share of profit (loss) of associates and net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes
For details of the provision for (recovery of) income taxes in the second quarters and first six months of 2020 and 2019, see note 13 (Income Taxes) to the interim consolidated financial statements for the three and six months ended June 30, 2020.
Consolidated Balance Sheet Summary
Changes to the assets and liabilities in the company's consolidated balance sheet at June 30, 2020 compared to December 31, 2019 were primarily due to the deconsolidation of European Run-off on March 31, 2020 (classified as assets held for sale and liabilities associated with assets held for sale at December 31, 2019), net unrealized losses on portfolio investments as a result of the global economic and social disruption caused by the COVID-19 pandemic and the consolidation of Horizon North on May 29, 2020. For details refer to note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2020, and the Components of Net Earnings section of this MD&A under the heading "Run-off".
Holding company cash and investments increased to $1,888.8 ($1,873.4 net of $15.4 of holding company short sale and derivative obligations) at June 30, 2020 from $975.5 ($975.2 net of $0.3 of holding company short sale and derivative obligations) at December 31, 2019, primarily reflecting $970.0 drawn on the company's credit facility and held at the holding company, solely as a precaution, to support the insurance and reinsurance subsidiaries should it be needed as a result of the effects of the COVID-19 pandemic, and the contribution of European Run-off to a joint venture for proceeds of $599.5, partially offset by capital contributions of $1,052.2 to support the underwriting plans of the insurance and reinsurance subsidiaries, common and preferred share dividends, and purchases of subordinate voting shares for treasury of $120.2 (for use in the company's share-based payment awards) and for cancellation of $67.0. Significant cash movements at the holding company level during the second quarter and first six months of 2020 are as set out in the Financial Condition section of this MD&A under the heading "Liquidity". At March 31, 2020 the company had drawn $1,770.0 million on its credit facility. On April 29, 2020 the company completed an offering of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030 and used $500.0 of the net proceeds from the offering to partially repay the amount drawn on its credit facility. An additional $300.0 was repaid in May 2020 and a further $270.0 repaid subsequent to June 30, 2020.
Insurance contract receivables increased by $717.7 to $6,152.7 at June 30, 2020 from $5,435.0 at December 31, 2019, primarily reflecting increased business volumes and timing due to the greater proportion of insurance and reinsurance contracts that renew in the first half of the year (primarily at Odyssey Group and Brit).
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $38,858.3 ($38,617.3 net of subsidiary short sale and derivative obligations) at June 30, 2020 compared to $38,235.0 ($38,029.4 net of subsidiary short sale and derivative obligations) at December 31, 2019. The increase of $587.9 principally reflected net gains on bonds and a joint venture investment in RiverStone Barbados, partially offset by unrealized losses on common stocks, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $461.1, primarily reflecting proceeds from sales and maturities of short-dated U.S. treasury bonds principally reinvested into U.S. corporate bonds, partially offset by the reinvestment of U.S. treasury bond proceeds into corporate and other short term investments.
Bonds (including bonds pledged for short sale and derivative obligations) increased by $1,456.7 primarily reflecting appreciation of U.S. corporate bonds and sales and the reinvestment of proceeds from maturities of short-dated U.S. treasury bonds and net sales of India government bonds into U.S. corporate bonds.
Common stocks decreased by $483.5 primarily reflecting net unrealized losses as a result of the global economic and social disruption caused by the COVID-19 pandemic.
Investments in associates increased by $153.6 primarily reflecting a joint venture investment in RiverStone Barbados of $605.0 pursuant to the company's contribution of European Run-off to RiverStone Barbados, partially offset by share of loss of associates of $228.3 (which included non-cash impairment charges of $211.1 recorded primarily on Quess, Resolute and Astarta), and the recognition of distributions and dividends.
Derivatives and other invested assets, net of short sale and derivative obligations decreased by $49.6 primarily reflecting net unrealized losses on equity warrants and higher net payables to counterparties to U.S. treasury bond forward contracts, partially offset by lower net payables to counterparties to short equity total return swaps.
Recoverable from reinsurers increased by $783.1 to $9,938.9 at June 30, 2020 from $9,155.8 at December 31, 2019, primarily reflecting increased business volumes (principally at Allied World, Odyssey Group and Brit) and amounts ceded to European Run-off by Group Re and Brit that are included in recoverable from reinsurers at June 30, 2020 as a result of the deconsolidation of European Run-off whereas at December 31, 2019 those were intercompany balances that eliminated on consolidation.
Deferred income taxes increased by $192.6 to $568.5 at June 30, 2020 from $375.9 at December 31, 2019, primarily reflecting increased temporary tax differences from significant net unrealized investment losses due to the COVID-19 pandemic.
Goodwill and intangible assets decreased by $203.4 to $5,990.7 at June 30, 2020 from $6,194.1 at December 31, 2019, primarily reflecting the effect of foreign currency translation (principally the strengthening of the U.S dollar relative to the Canadian dollar) and amortization of intangible assets.
Other assets decreased by $276.7 to $5,730.6 at June 30, 2020 from $6,007.3 at December 31, 2019, primarily due to the effect of foreign currency translation on premises and equipment, right-of-use assets and finance lease receivables, and decreased inventories, prepaid expenses, sales receivables and finance lease receivables in the Non-insurance companies reporting segment due to the impact of COVID-19, partially offset by the consolidation of Horizon North.
Accounts payable and accrued liabilities increased by $5.0 to $4,819.1 at June 30, 2020 from $4,814.1 at December 31, 2019, primarily higher payables for securities purchased but not yet settled, increased pension liabilities and the consolidation of Horizon North, partially offset by the effect of foreign currency translation on lease liabilities and lower payables in the Non-insurance companies reporting segment due to the impact of COVID-19.
Insurance contracts payable increased by $455.2 to $3,046.2 at June 30, 2020 from $2,591.0 at December 31, 2019, primarily reflecting an increase in amounts payable to reinsurers due to the greater proportion of reinsurance contracts that renew in the first half of the year (primarily at Brit).
Provision for losses and loss adjustment expenses increased by $512.2 to $29,012.4 at June 30, 2020 from $28,500.2 at December 31, 2019, primarily reflecting COVID-19 losses, increased business volumes (principally at Allied World and Odyssey Group) and loss reserves assumed from, and subsequently ceded to, European Run-off which were previously eliminated on consolidation, partially offset by the impact of the strengthening of the U.S. dollar relative to most foreign currencies, U.S. Run-off's continued progress settling its claims liabilities and net favourable prior year reserve development (principally at Odyssey Group, Zenith National, Brit and Allied World).
Non-controlling interests increased by $116.7 to $3,645.8 at June 30, 2020 from $3,529.1 at December 31, 2019, primarily reflecting the deconsolidation of European Run-off and its investments in certain of the company's non-insurance subsidiaries ($340.4), and the consolidation of Horizon North, partially offset by non-controlling interests' share of net loss ($138.4) and other comprehensive loss ($129.4). For further details refer to note 11 (Total Equity) and note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2020.

Financial Risk Management

There were no significant changes to the company’s types of risk exposures or the processes used by the company for managing those risk exposures at June 30, 2020 compared to those identified at December 31, 2019 and disclosed in the company’s 2019 Annual Report, other than as described in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2020.

Financial Condition
        Capital Management
For a detailed analysis, see note 16 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three and six months ended June 30, 2020.

        Liquidity
Holding company cash and investments at June 30, 2020 was $1,888.8 ($1,873.4 net of $15.4 of holding company short sale and derivative obligations) compared to $975.5 ($975.2 net of $0.3 of holding company short sale and derivative obligations) at December 31, 2019.
Significant cash and investment movements at the holding company level during the first six months of 2020 included the following inflows: borrowings from the holding company credit facility of $970.0, net proceeds from issuance of $650.0 senior notes on April 29, 2020 and the contribution of European Run-off to a joint venture for proceeds of $599.5. Significant outflows during the first six months of 2020 included the following: payment of capital contributions of $1,052.2 to support the underwriting plans of the insurance and reinsurance companies, common and preferred share dividends of $297.6, and purchases of subordinate voting shares for treasury of $120.2 (for use in the company's share-based payment awards) and for cancellation of $67.0.
The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at June 30, 2020 of $1,873.4 provides more than sufficient liquidity to meet the holding company’s remaining known obligations in 2020. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon the remainder of its $2.0 billion unsecured revolving credit facility. For further details of the credit facility, refer to note 10 (Borrowings) to the interim consolidated financial statements for the three and six months ended June 30, 2020.
The holding company's remaining known significant commitments for 2020 consist of payments relating to interest expense, corporate overhead, preferred share dividends, income taxes and other investment related activities, including the expected acquisition of Fairfax Africa's interest in Atlas Mara, as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2020. The company may also in 2020 make payments related to its credit facility, derivative contracts and capital support for its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets). Subsequent to June 30, 2020, the company repaid a further $270.0 on its credit facility, leaving $700.0 borrowed on the facility.
On April 29, 2020 the company completed an offering of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030 at par for net proceeds after commissions and expenses of $645.0. On April 29, 2020 the company used $500.0 of the net proceeds from the offering to partially repay the amount drawn on its credit facility.
During the first six months of 2020 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $461.1 primarily reflecting sales and maturities of short-dated U.S. treasury bonds principally reinvested into U.S. corporate bonds, partially offset by the reinvestment of the U.S. treasury bond proceeds into corporate and other short term investments.

Highlights in the first six months of 2020 (with comparisons to the first six months of 2019) of major components of cash flow are presented in the following table:

	First six months
	2020	2019
Operating activities
Cash provided by operating activities before the undernoted	873.9	950.6
Net purchases of investments classified at FVTPL	(851.8)	(942.2)
Investing activities
Net sales (purchases) of investments in associates	18.6	(182.1)
Purchases of subsidiaries, net of cash acquired	—	(195.5)
Net purchases of investment property	(2.1)	(171.0)
Deconsolidation of subsidiary, net of cash divested	221.7	(41.6)
Net purchases of premises and equipment and intangible assets	(139.4)	(122.2)
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	645.0	457.0
Repayments of borrowings - holding company and insurance and reinsurance companies	(0.2)	—
Net borrowings from holding company revolving credit facility	970.0	500.0
Net borrowings from revolving credit facilities - insurance and reinsurance companies	—	119.1
Net proceeds from borrowings - non-insurance companies	56.8	267.1
Repayments of borrowings - non-insurance companies	(40.8)	(268.3)
Net borrowings from (repayments to) revolving credit facilities and short term loans - non-insurance companies	206.7	(8.2)
Principal payments on lease liabilities - holding company and insurance and reinsurance companies	(31.1)	(23.5)
Principal payments on lease liabilities - non-insurance companies	(81.3)	(80.0)
Purchases of subordinate voting shares for treasury	(120.2)	(74.5)
Purchases of subordinate voting shares for cancellation	(67.0)	(118.0)
Issuance of subsidiary shares to non-controlling interests	—	41.8
Purchases of subsidiary shares from non-controlling interests	(21.6)	(36.7)
Sales of subsidiary shares to non-controlling interests	—	1.3
Common and preferred share dividends paid	(297.6)	(300.8)
Dividends paid to non-controlling interests	(153.1)	(181.4)
Increase (decrease) in cash and cash equivalents during the period	1,186.5	(409.1)
Operating activities for the six months ended June 30, 2020 and 2019
Cash provided by operating activities (excluding net sales of investments classified at FVTPL) decreased from $950.6 in 2019 to $873.9 in 2020, principally reflecting higher income taxes paid, partially offset by lower net paid losses. Refer to the consolidated statements of cash flows and to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three and six months ended June 30, 2020 for details of operating activities, including net sales of investments classified at FVTPL.
Investing activities for the six months ended June 30, 2020 and 2019
Deconsolidation of subsidiary, net of cash divested of $221.7 in 2020 reflected the contribution of European Run-off to a joint venture as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2020.
Net purchases of investments in associates of $182.1 in 2019 primarily reflected increased investments in Atlas (formerly Seaspan) and CSB Bank (by Fairfax India), an investment in Seven Islands (by Fairfax India), partially offset by distributions received from the company's insurance and non-insurance associates and joint ventures.
Purchases of subsidiaries, net of cash acquired of $195.5 in 2019 primarily related to the acquisitions of AGT, CIG (by Fairfax Africa), Ambridge Partners (by Brit), and ARX Insurance.
Financing activities for the six months ended June 30, 2020 and 2019
Net proceeds from borrowings - holding company and insurance and reinsurance companies of $645.0 in 2020 reflected net proceeds from the issuance of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030.
Net proceeds from borrowings - holding company and insurance and reinsurance companies of $457.0 in 2019 reflected net proceeds from the issuance of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029 and the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024.

Net borrowings from holding company revolving credit facility of $970.0 in 2020 reflected the company's draw on its credit facility, solely as a precaution, to support the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic.
Net borrowings from revolving credit facilities and short term loans - non-insurance companies of $206.7 in 2020 primarily reflected Recipe's borrowing on its revolving credit facility.
Net proceeds from borrowings - non-insurance companies of $267.1 in 2019 primarily reflected net proceeds from the issuance of Cdn$250.0 principal amount of 4.719% secured senior notes due May 1, 2029 by Recipe and borrowings by Boat Rocker and Thomas Cook India.
Repayment of borrowing - non-insurance companies of $268.3 in 2019 primarily reflected AGT's partial repayment of $129.8 (Cdn$173.0) of its Cdn$200.0 principal amount of 5.875% senior notes due December 1, 2021 and Recipe's early repayment of its $111.8 (Cdn$150.0) floating rate term loan due September 2, 2019.
Purchases of subordinate voting shares for treasury of $120.2 in 2020 (2019 - $74.5) were for the company's share-based payment awards.
Purchases of subsidiary shares from non-controlling interests of $21.6 in 2020 (2019 - $36.7) primarily reflected purchases of common shares made under normal course issuer bids by Fairfax India, Fairfax Africa and Recipe. Issuance of subsidiary shares to non-controlling interests of $41.8 in 2019 primarily reflected the issuance of preferred shares by a non-insurance company.
Dividends paid to non-controlling interests of $153.1 and $181.4 in 2020 and 2019 primarily reflected dividends paid by Allied World, Brit and Recipe to their minority shareholders. Dividends paid in 2019 also included those of Grivalia Properties.

        Book Value Per Share
Common shareholders’ equity at June 30, 2020 was $11,458.7 or $435.11 per basic share compared to $13,042.6 or $486.10 per basic share at December 31, 2019, representing a decrease per basic share in the first six months of 2020 of 10.5% (a decrease of 8.3% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2020). During the first six months of 2020 the number of basic shares decreased primarily as a result of purchases of 225,683 subordinate voting shares for cancellation and net purchases of 270,212 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At June 30, 2020 there were 26,335,174 common shares effectively outstanding.

On September 30, 2019 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 29, 2020, to acquire up to 2,556,821 subordinate voting shares, 601,588 Series C preferred shares, 328,741 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

        Contingencies and Commitments
For a description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and six months ended June 30, 2020.

Quarterly Data (unaudited)

	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Income	5,065.1	3,159.1	5,533.0	4,925.9	5,441.3	5,632.6	4,179.9	4,441.0
Net earnings (loss)(1)	426.3	(1,389.1)	502.7	74.4	579.5	814.6	(453.2)	149.2
Net earnings (loss) attributable to shareholders of Fairfax(1)	434.9	(1,259.3)	672.0	68.6	494.3	769.2	(477.6)	106.2
Net earnings (loss) per share(1)	$16.00	$(47.38)	$24.62	$2.13	$17.94	$28.04	$(17.89)	$3.46
Net earnings (loss) per diluted share(1)	$15.26	$(47.38)	$23.58	$2.04	$17.18	$26.98	$(17.89)	$3.34
(1) Periods prior to 2019 have not been restated for the adoption of IFRS 16 Leases on January 1, 2019 as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019.

Operating results at the company’s insurance and reinsurance operations have been, and will continue to be, affected by the ongoing COVID-19 pandemic and the effects it is having on the global economy. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.